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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exel

*CURRENT ADDRESS

PROCESSED

APR 24 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34655 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 4/15/03

82-34655

Annual Report 2002

creating new value in the supply chain



AR/S

12-31-02

The work of Exel touches many aspects of our day-to-day lives, across the globe, 24 hours a day. As you sleep, Exel is delivering the food that you buy and the petrol that drives your car that we help build and service. As you go about your daily routine, your mobile phone, personal computer or household electronics have been touched by our teams and our solutions to ensure that you have the choice and efficiency that today's world demands. When crisis comes, our solutions support the medical care you receive and ensure the prescriptions you need are waiting for you and your family.

With around 67,000 employees in over 120 countries worldwide, Exel provides some of the most innovative and dynamic supply chain solutions available today... and tomorrow, supported by highly skilled people and leading-edge technology.

Exel – creating new value in the supply chain – by working together – for you

Turnover by industry (%)

The value of Exel's experience is enhanced by an industry-focused approach to the supply chain that delivers unrivalled business and market expertise.

Industry	%
Automotive	11
Chemical	6
Consumer	22
Healthcare	5
Industrial	10
Retail	17
Technology	23
Other	6



Turnover by geography

Europe, Middle East & Africa
£2,257m turnover or 49%
£78m operating profit
39,000 employees



Americas
£1,611m turnover or 35%
£53m operating profit
19,000 employees



Asia Pacific
£715m turnover or 16%
£36m operating profit
8,000 employees



Figures as reported for Exel's ongoing logistics activities for the full year ended 31 December 2002

"Welcome to Exel's 2002 Annual Report. We hope you enjoy its new style and fresh approach to communicating with our stakeholders.

"In the different sections you will discover more detail about our business, our strategy, our performance and, importantly, our people.

"Inside, our team talk about our activities, bringing to life some of the things they do. Exel is an exciting company, full of high quality people, working in partnership with our customers to improve the efficiency of their businesses.

"We hope you will appreciate the potential of the Group. With its focused strategy and unique capabilities, Exel is ideally placed to deliver profitable growth and maintain its leading position into the future."



Nigel Rich
Chairman



John Allan
Chief Executive

exel

Exel's strategy...

"Exel has, for several years, followed a very clear strategy. The core mission and individual cornerstones of this strategy are closely matched to an exciting growth market. Exel is a global company with a single brand and a clear mission – to create new value in the supply chain for our customers, employees and shareholders."



John Allan
Chief Executive

Our mission

- To be the preferred supply chain partner to our customers
- To be recognised as the best in the world at what we do
- To create new value in the supply chain for our customers, employees and shareholders


global coverage
integrated capability
customer focus
our people
our processes

Our customers are increasingly finding that an effective supply chain can provide strong competitive advantage within their market, as well as a driver of profitability and cash generation. As the world's largest, pure play, supply chain specialist, Exel offers its customers an unrivalled range of skills and services that can help unlock the full potential of their business.

The cornerstones of Exel's strategy are individually important, but together, create a unique competitive advantage. Some are structural in nature – global coverage and integrated capability – and others are cultural – our people and our processes. At their centre, reflecting the combined strengths of each and our clear and ongoing attention to clients' needs, is customer focus – the heart of how we do business.

... in a growth market

"Exel's strategy and business model make it ideally positioned to develop within the logistics market, meeting our customers' needs with innovative solutions that bring together the best of Exel's people, processes and core capabilities. We are already meeting this challenge and over the next few pages you will find out more about how we differentiate ourselves."

John Allan
Chief Executive


Globalisation
Outsourcing
Supply chain industry
Customer expectations
Technology

Historically, Exel's logistics markets have grown strongly, outperforming the general increases in the world economy. Major forces have been behind this:

- Customer expectations have challenged manufacturers and retailers to source products from all over the world
- Globalisation has led to longer and more complex supply chains and helped faster growing economies in emerging markets
- Outsourcing supply chain activities to experts such as Exel has enabled customers to capture all the benefits
- Technology improvements have enabled greater supply chain optimisation through enhanced visibility, planning and accuracy.

Exel's two major services, freight management and contract logistics, have both benefited from strong market growth. Independent research continues to suggest that they will remain very attractive markets in the future. In particular, integrated logistics solutions that combine both these services are expected to see the strongest growth as customers focus more intensely on their own efficiency and the capabilities of their suppliers.


Freight management
Integrated logistics
Contract logistics

Freight management

- World #3 airfreight forwarder
- 49% of logistics revenues
- Long-term growth market driven by globalisation
- >40% return on capital employed on incremental business
- Low asset intensity
- Strong cash generation

Contract logistics

- World #1 contract logistics specialist
- 51% of logistics revenues
- Long-term growth driven by outsourcing
- >20% return on capital employed on incremental business
- Contract backed assets
- Strong cash generation

Global coverage...

"Taking experience acquired globally and making it local builds on our proven track record to give customers the right solutions wherever they need to be. Exel continues to strengthen its presence in all geographies, particularly emerging economies, tailoring solutions to fit the needs of customers and helping them enter new markets."



CK Lee
Chief Executive, Asia Pacific

Exel serves a wide range of customers in different parts of the world, all with very different needs. Some manufacture global products, having copycat production plants around the world. Others may only sell their products in one country but source goods from all regions of the globe.

What they have in common is a need to work with a supply chain partner who can understand their industry and deliver solutions in the countries of their choice to create the optimum supply chain.

Exel employs around 67,000 employees in 1,600 locations in over 120 countries worldwide. Our global presence and strong track record bring an unrivalled experience of different business challenges, enabling us to implement solutions for our customers anywhere and everywhere.



Exel operates major contract logistics facilities in 36 countries covering 85% of the world's gross domestic product.

85%



Exel is aligned with the world's leading economies

Countries shown in proportion to gross domestic product
- Contract logistics and freight management
- Freight management



Americas
Turnover of £1,611m
19,000 employees
in over 20 countries

Europe, Middle East & Africa
Turnover of £2,257m
39,000 employees
in some 80 countries

Asia Pacific
Turnover of £715m
8,000 employees
in over 20 countries



Over 30% of Exel's revenues come from the international movement of our customers' goods.



30%

...is key to competitive advantage

"Exel successfully strengthens its global coverage through organic growth as well as the addition of small acquisitions that introduce new skills and capabilities and enhance the Group's geographic scope."

CK Lee
Chief Executive, Asia Pacific

To address a growing number of trends in the supply chain, Exel has developed a range of unique solution sets that combine our strategic cornerstones to provide a clear, differentiated product offering. One solution set, which in particular leverages Exel's global coverage, is international inbound. Focused on the international movement of goods, matching a global trend in procurement strategies, this solution has recently been very successful. Exel has now established solutions for leading retailers, major automotive businesses as well as many technology customers.





Exel's consolidation solution has led to a 25% saving in transport costs for a leading US toy retailer.

25%

International inbound solutions

An end-to-end service that removes the customer challenge of managing complex supply chain solutions. Key components of effective international inbound solutions include:





Supplier management

Working effectively with our customers' suppliers in different parts of the world requires local knowledge and capability, plus a clear understanding of our customers' quality standards and processes.

Consolidation skills

By designing optimal packaging, providing reusable pallets or consolidating freight more effectively, Exel can save significant transport costs and reduce the associated environmental impacts.


Los Angeles
Hong Kong

As a result of our global coverage, the business continues to develop strongly all around the world. Not every customer wants, or needs, a global service but nearly all of Exel's market sectors have an increasing requirement for some international capability from their supply chain partners.

Consolidation services

Acquired in 2002, Exel's consolidation services activities provide a key component to effective international inbound solutions for major retail customers.



Customs clearance and integrated contract logistics

Once the freight arrives at its destination country, accurate information and planning ensures that customers receive their goods on time and in the right condition.





Global control towers



Visibility across the supply chain is critical to making the right decisions. Inventory-holding costs can be significantly reduced if the proper systems are in place to manage the end-to-end process.

Integrated freight management

Having the flexibility to choose the optimum transport solution is essential. As a freight forwarder, Exel does not own planes or ships and so can choose the best way to move goods around the world.

Lead time reductions of over 95% can be achieved using global visibility tools such as Exel's Supply Chain Integrator.

95%

Integrated capability...

"Exel's cohesive teams provide customers with an unrivalled breadth of seamless solutions and services that make it possible to unlock the true potential of their supply chains."



Ian Smith
Chief Executive, Consumer, Retail and Healthcare – Europe

More and more of Exel's customers see the benefit of buying a wider range of services from fewer suppliers. In so doing they can benefit from increased synergies and a broader view of supply chain performance that unlocks potential cost savings and improves service levels.

Critical to this is the ability to integrate freight management capabilities with contract logistics services – providing an end-to-end solution, managed by one supplier who can take real ownership of supply chain performance.

Exel combines these services to consistently deliver benefits to customers worldwide. Our sector-focused management teams pull these skills together to create seamless solutions, using best-in-class technology, streamlining information flows, improving visibility and enabling the smooth implementation of new operations.









Exel's integrated capability


Integrated management
Integrated IT systems
Integrated solutions and services
E-commerce fulfilment
Global freight management
Solutions design
Supply chain integrator
Warehousing & distribution
Transport solutions
Home delivery
Value added services
Manufacture & raw materials
Export/import activities
Primary movement
Distribution centres
Secondary movement
B2B & B2C distribution
After-sales services

Exel has skills across the entire supply chain, providing customers with individual services or integrated capabilities, depending on their requirements. The most sophisticated solutions fuse together fast moving integrated services, responsive IT systems and dedicated management teams, allowing Exel to find ways of unlocking efficiencies in the supply chain.

Integrated capability provides:

- greater efficiencies
- reduced overall costs
- single points of contact
- stronger supply chain partnerships



Exel works with 70% of the world's top non-financial companies.*

*based on an analysis of the FTSE Global 250 companies

70%



… brings greater efficiency and flexibility

"A major source of competitive advantage for Exel is its proven capability to deliver multinational, integrated logistics solutions. With customers focusing more and more on profitability and cash flow, the supply chain is becoming an attractive area on which to focus attention. With a strong track record in creating successful solutions, Exel has a leading position in this market."

Ian Smith
Chief Executive, Consumer, Retail and Healthcare – Europe

In particular, fast moving products in the technology, fashion and consumer markets are under extreme pressure. With relatively short shelf lives, any delay in the supply chain costs money and creates inefficiencies, all of which lead to reduced profits. Exel's solutions have enabled many customers to hand over responsibility for the execution of their supply chain and the management of an end-to-end service that achieves real savings.

Characteristics of successful multinational, integrated logistics

There are several essential ingredients to creating successful integrated supply chains:



Complete process ownership means that real efficiency savings can be achieved. Lead times can be reduced, predictability enhanced, buffer stocks eliminated and product availability maximised – all of which equals increased profitability.





Focus on end-to-end lead times ⇨

Using one provider of supply chain services and adopting an integrated approach, allows bottlenecks to be identified and removed creating a much faster and effective solution with higher levels of customer satisfaction.

Take uncertainty out of the process ⇨

The more companies involved in delivering solutions, the greater the risk of failure. Where one business interacts with another opportunities arise for mistakes and blame. Exel has the capability to manage the entire process from handling transportation, warehousing, assembly, delivery of products to in-store logistics, thereby reducing risks.



"The basis of Exel's approach is to demonstrate how we can create value, utilising our integrated global capability in partnership with customers. Value is not just about cost, but covers all the financial levers behind economic profit which an integrated supply chain provides."

Steve Whyman
Vice President, New Business Ventures

Exel's integrated solutions are used by a wide range of customers around the world, bringing together international transport demands with value added contract logistics services.

These solutions are now widely used in many sectors, including:

- Automotive
- Healthcare
- Industrial
- Retail
- Technology

Integrated capability in operation for a leading technology company


Dublin
North American customers
European customers
Asian customers
Manufacturing Singapore
Manufacturing Japan
exel Consolidation Singapore
exel Consolidation Japan
exel North American operation
exel European operation
exel Asian operation
Regional distribution
Regional retailers
Malaysia contract manufacturer
Fulfilment





Deliver reliable supply chain visibility tools

Without good supply chain visibility it is not possible to sensibly plan demand or inventories. Exel's tools have been created to support fast moving logistics operations and ensure that effective decisions can be taken.



With a leading PC components supplier Exel's innovative approach to the supply chain helped eliminate over £100m of inventory and unnecessary cost.

100 £m

Our processes...

"The consistent application of well-developed processes gives Exel a proven track record, working in partnership with our customers to overcome real challenges."



Bruce Edwards
Chief Executive, Consumer, Retail and Healthcare – Americas

Today, uniquely, Exel segregates much of its activities into 'solution sets'. A solution set brings together processes and services to ensure an operation within the supply chain can be operated as effectively and efficiently as possible. Our processes are long-term strategic investments that aim to provide a service that matches the needs of the customer. These solutions can then be more easily adapted around the world, wherever our customers want to operate.

Solution sets are dependent on having a very good understanding of our customers' industries and challenges. Our people bring together the necessary knowledge and skills. Effective solutions are also dependent on us having the right technology in place. Exel has developed IT systems that underpin entire solution sets. They provide the backbone for replicating solutions around the world, transferring best practice wherever it is needed.

What this achieves for the customer is a solution that provides:

- a better service
- at lower cost
- with reduced risk











Customer-focused processes


design
tailor-made
objective
solutions
improve
continuous
improvement
philosophy
implement
project and change
management
IT integration
manage
deliver
consistent
performance

Customer-focused processes
Exel's approach to developing solutions relies on a detailed understanding of our customers' needs and objectives. This is essential in designing and implementing tailor-made solutions. Exel also provides the ongoing management of the supply chain, ensuring that both the customers' and our own objectives are closely aligned. Combined with a philosophy of continuous improvement that challenges the way we do things, this guarantees our customers benefit from the latest thinking.

Solution sets create value
Delivery of reliable and effective solutions is critical. Exel's solution set approach ensures that customised solutions are delivered quickly and effectively. Each of Exel's sectors provides a core range of capabilities that ensures centres of excellence are available to support customer projects. Solving unique customer challenges does not mean reinventing the wheel, but blending a strong core product within different operating environments, allowing Exel to deliver the solutions consistently, within budget and on time.


traditional
approach
customised
(created)
80%
reapplied
(base)
20%
solution set
approach
customised
(configured)
20%
reapplied
(base)
80%

Exel's solution sets can reduce start-up costs significantly by developing a stronger core base of replicable skills.



...unlock value without reinventing the wheel

"Exel's teams apply processes to customer challenges all over the world. Our solution set approach draws on proven capabilities and experience, ensuring that our teams can add value to the customer without being pre-occupied with reinventing the solution again and again."

Bruce Edwards
Chief Executive, Consumer, Retail and Healthcare – Americas

One of the strongest drivers of growth in world trade has been the emergence of global products – standard technologies that are manufactured and sold around the world. Supporting the logistics demands for these products creates a specific set of challenges – supply chain systems that need to be easily adaptable, coping with many different languages, customs regulations and operating environments.

Many industries are witnessing the emergence of global products; consumer goods manufacturers are making global brand products, automotive companies are designing, building and marketing cars on a global stage, technology businesses are selling standard computers, mobile phones and other equipment. As a result, processes need to be standardised, either in the supply of raw materials or components, the manufacturing processes themselves, or the channels of distribution used for finished products.

Replicating Exel's solution sets worldwide

Automotive supply chains are some of the most sophisticated in the world and have traditionally led the way in logistics innovation. One of the critical factors to the success of these operations has been the ability to replicate solutions in different countries. Exel has now taken its inbound to manufacturing solution set into six countries for different automotive customers.

3,000

700

14

Key developments in country-by-country process replication are:

Understanding material flows and process controls

Optimal solutions are based on a detailed understanding of the material flows and process controls. As a result, the supply chain operation can sequence manufacturing with exactly the right components on a just-in-time basis.

The average car requires around 3,000 different components. A plant in Europe, for example, may be working with around 700 suppliers across 14 countries. All these components then need to be delivered to the production line at the right time in direct response to individual orders being issued.

To achieve this, not only do you need a clear methodology but also a dynamic system that underpins the entire process.

Exel's solution sets provide:

- consistent development of innovative solutions to streamline operations and improve control
- a methodology that systematically identifies problems and opportunities, creating detailed plans that result in flawless start-ups
- an approach that analyses and improves processes to manage people and projects minimising the impact of change



The proven ability to easily adapt inbound to manufacturing supply chain solutions in many countries was fundamental in demonstrating Exel's capabilities to a leading mobile phone manufacturer. Exel is now working in eight countries all around the world, including Brazil, China, Germany, Korea and Mexico, building a globally integrated supply chain solution that is 'copy-exact' – wherever the customer wants to be.

Exel's inbound to manufacturing solutions are used by many automotive and technology companies around the world at operations in:

- Brazil
- China
- Finland
- Germany
- Hungary
- Ireland
- Korea
- Malaysia
- Mexico
- The Netherlands
- Singapore
- Sweden
- United Kingdom
- United States



Exel's involvement in a leading manufacturer's after sales operations across the US included the implementation of a replicable solution set that has now been rolled out on nine separate occasions in the last 24 months. Not only does this provide significant cost savings and time benefits, but it also gives greater confidence with new start-ups as risk is materially reduced.



Proprietary knowledge and systems

Exel has developed systems and technology that can be transferred to different countries and adapted for different customers. This ensures that well-developed operating systems form the core of the solution making implementation and operation easier and more cost-effective

Global support

For a leading automotive manufacturer in Sweden, Exel was able to provide the same technical support, management team and processes during the critical start-up period of a new supplier park, which was previously successful in Spain and Mexico, for other automotive manufacturers



14 countries

Our people...

"Exel's skilled and motivated people bring innovative thinking, energy and professionalism to deliver consistently superior solutions."



Mick Fountain
Chief Executive, Technology and Global Freight Management

Our skilled and motivated specialists from across the globe are chosen for their focus and commitment; knowledge and expertise; applied thinking and creativity. We endeavour to continue to attract and retain the best people, paying particular attention to the high quality of management and leadership needed to satisfy our customers. Investment in development and training of our people ensures that we continue to be the leader in our field and attract some of the best people within the supply chain industry.

Campus, Exel's online 'university', continues to develop. In addition, the Group launched the first of a series of senior management development programmes.

The values and behaviours our teams aspire to are driven by our customers, employees and environment. Personal leadership styles are encouraged and developed to make Exel an open and accessible business. Critical to this is the trust and respect we accord each other, recognising the cultural diversity of our global business and the value this brings our customers.

Encouraging involvement in the local communities in which we work is another key objective. With the support of The Exel Foundation, Exel has been finding ways of investing in young people to help them achieve their full potential. How we have been doing this is outlined in our corporate social responsibility report on pages 46 to 48.

Exel employs around 67,000 people worldwide.



67,000





During a major training and development management workshop, that brought together a diverse group of 26 of Exel's senior team from 11 countries, they evaluated the key values and behaviours they observed inside their own operations. Their conclusions give an interesting insight into what makes Exel's people think and work the way they do:

- providing value for the customer is the top priority
- delivering practical solutions
- treating everyone with trust, fairness and mutual respect
- succeeding through collaboration and teamwork
- being free to apply our full capabilities to deliver business excellence
- consistent in our pursuit of good results
- using innovation to continually differentiate.



Perry Watts
Managing Director, Retail and Consumer Non-food

"What you have here is a frank and honest view of our management philosophy, brought together by a culturally diverse group of people from around Exel."

Over 3,000 of Exel's global team are registered users of Campus, Exel's online 'university'.

3,000

... make the difference

"Good people, working in teams, make the critical difference to a successful supply chain solution. Understanding the customer's challenges and developing the best solutions can only be achieved by forming a close partnership. Increasingly this leads to us becoming part of the customer's organisation."

Mick Fountain
Chief Executive, Technology and Global Freight Management

The role of a lead logistics manager has developed over a number of years. Unlike pure consultancy or management roles, where the supply chain specialist manages, but does not own the processes, a lead logistics manager takes ownership of key operations to ensure successful execution. The combined strengths of Exel's integrated freight management and contract logistics, together with a single global management team and systems implementation capability, makes the Group unique in the industry.

During 2002, Exel secured several major lead logistics manager roles with companies in the US and Europe. Critical to the Group's success in winning these roles were the people involved – their international

Lead logistics manager – a partnership that unlocks real value for customers

There are several key elements of a successful lead logistics management relationship:



Exel's recent lead logistics manager roles have involved extensive benchmarking and modelling – the scale of benefits can be quickly identified and therefore prioritised. Using Exel's valuation frameworks, potential savings of over $50m were identified for a major US automotive customer.

$50m



Understanding the customer



Exel has focused sector teams who understand the customer's markets, processes and systems. Working in conjunction with Exel's functional experts – for example in systems development, freight management networks and supply chain design and implementation – these teams challenge conventional thinking to create practical solutions, often sharing best practice across market sectors.

Groundwork



Ensuring the success of the final solution is driven as much by solid groundwork as it is in managing the final stages of implementation. Detailed modelling of the supply chain dynamics such as volumes, routes and customer demand profiles can make all the difference.

experience, the range of skills and, most importantly, how they worked together as a team to create and deliver a concept that would unlock real value for the customer.

In many cases Exel's appointment put its teams at the heart of the customer's business, operating in their headquarters, to work with them to redesign and then implement the changes.

Gain share relationships – where the goals of the customer and Exel are aligned through profit sharing – are becoming more common. These can take different forms. Tradeteam, Exel's UK-based drinks distribution business, was established in 1995 to create value through shared ownership with the customer. Tradeteam's core contract is set to run for a full 14 years, through to 2009.





Aligned objectives

Analysing logistics operations as a whole can often find significantly greater cost savings than looking at individual operations. Managing change across an entire network can also carry a greater risk. Aligning the objectives of Exel and the customer so that they are both focused on the same measures of success is essential if the right solution is to be achieved.

Team work



Identifying and realising these savings can only be achieved by working as a team with the customer and drawing on the wide experience across the Exel business. Trust and mutual respect are critical to the success of this relationship.



14 years

Customer focus...

"We believe that every customer faces unique challenges. Working in close partnership, Exel provides a tailored blend of skills and experience that goes beyond traditional logistics to deliver competitive advantage."

Graham Fish
Group Commercial Director



Graham Fish
Group Commercial Director

John Coghlan
Deputy Chief Executive and Group Finance Director


global coverage
integrated capability
customer focus
our people
our processes

Around 67,000 employees...



67,000 →

... creates new value

Since no two customers are alike, we reject the 'one-size-fits-all' approach. Instead we offer fully tailored solutions for all our customers that draw from the deep resources of our key attributes. Our people drive innovation and have the application to deliver successful solutions. Our processes ensure that best practice is shared across the Company and replicated consistently. Our global coverage ensures that we can provide the solutions our customers require, wherever in the world they need us to be. And our integrated capability pulls together the different elements of the supply chain, unified by end-to-end systems and management skills that ensure the solution is optimal.

Exel takes a wider holistic view of the supply chain and delivers solutions, often going beyond traditional logistics, to deliver value added services.

"Exel's strategy focuses attention on finding new ways of creating real value for our customers and shareholders. Challenging traditional thinking by using innovative processes that bring together Exel's integrated capability and global reach has been key. In so doing we can unlock economic profit and value that can benefit all involved."

John Coghlan
Deputy Chief Executive and Group Finance Director

Our customers expect and are entitled to the extraordinary. So we are constantly looking for new ideas to deliver breakthrough solutions. By developing our teams, using state-of-the-art technology, realising new concepts and delivering beyond expectations, we will continue to be pioneers, at the forefront of the industry, constantly driving innovation and developing new ways of working.

working in over 120 countries...

120



focused on seven key industry sectors...

7



delivering solutions for every single customer

1

Highlights

Year to 31 December	2002 £m	2001 £m	Change %
Turnover – continuing operations	4,688	4,434	5.7
Operating profit[1] – continuing operations	218.1	210.2	3.8
Profit before tax[1] – inc. pension credit	205.3	186.6	10.0
Profit before tax[1] – exc. pension credit	169.3	152.1	11.3
Profit before tax	180.6	128.3	40.8
Basic earnings per share[1] – inc. pension credit	47.2p	41.4p	14.0
Basic earnings per share[1] – exc. pension credit	38.6p	33.2p	16.3
Earnings per share	39.5p	22.9p	72.5
Dividend per share	22.8p	21.3p	7.0

[1]before goodwill and exceptional items



- Good turnover and profit growth in challenging underlying markets
- Strong free cash flow generation, up 27% at £177.8m (2001: £140.3m)
- Resilient margins, particularly UK contract logistics and global freight management
- Dividend increased by 7%
- Net £350m annualised revenues from new business wins and reduced losses
- Renewal rate on existing business over 75%

"In a challenging year for world markets, Exel has performed well. Our unique mix of integrated capabilities and global coverage, combined with our outstanding team, has enabled the Group to deliver solid results overall and strong results in certain regions and markets. Our people have been a key component in this success, enabling us to generate new contract wins and profitable growth, at a time when this has been hard to come by. We remain confident in our business model and the opportunities for Exel to grow profitably in the future."

Nigel Rich
Chairman

Turnover from continuing operations
£m


4,312
4,434
4,688
2000
2001
2002

Operating profit from continuing operations[1]
£m


214.5
210.2
218.1
2000
2001
2002

[1]before goodwill and exceptional items

Group performance

Exel delivered a good performance in 2002 despite weak economic conditions. The Group benefited from the strong progress in winning new business which provided a platform for turnover growth in both contract logistics and freight management. Overall, profit growth was held back by the poor performance at several Continental European operations and the slowdown in technology markets, particularly in the Americas. Cory Environmental, Exel's waste management business, showed steady growth in both turnover and profits.

The Group made further progress in implementing its strategy which has continued to deliver competitive advantage in Exel's different industry sectors and geographic markets. During the year, Exel secured strong new business wins of £625m and renewed over 75% of contracts reviewed during the year. As a result, the Group secured an additional £350m of net annualised revenues. Exel also delivered the first demonstrable benefits of the 'creating new value' initiative, launched at the end of 2001, by securing three major customer contracts in the US and UK. Three acquisitions added to contract logistics and freight management capabilities in Asia, Africa and North America.

Turnover from continuing operations was up 5.7% at £4,688m (2001: £4,434m), up 4.6% on an organic basis (adjusting for movements in exchange rates, acquisitions and disposals). Operating profit increased by 3.8% to £218.1m (2001: £210.2m). Organic growth in operating profit was 2.2%.

Total contract logistics turnover increased by 5.6% to £2,358m, up 5.7% on an organic basis. Overall, contract logistics operating profit decreased by 5.9% on an actual basis and by 6.3% on an organic basis. Margins were 4.1% (2001: 4.6%), mainly reflecting increased insurance costs in Europe of £6m, disappointing performances in France and Spain and weakness in the US technology and automotive markets. Notwithstanding the higher insurance costs, margins in the UK and Ireland improved to 4.9% (2001: 4.8%).

Total freight management turnover increased by 6.0% to £2,225m (2001: £2,099m). Overall freight management operating profit increased by 20.4% to £69.0m. Organic growth in turnover was 3.6% and in operating profit was 15.8%. Margins improved to 3.1% (2001: 2.7%). A strong performance in Europe more than offset flat margins in the Americas, where greater efficiencies balanced continued weak demand, and the impact of second half margin reductions in Asia Pacific, where the Group grew revenues strongly in competitive markets.

Environmental turnover increased by 1% to £104m (2001: £103m). Operating profit increased by 5.4% to £15.5m (2001: £14.7m). The business secured a 30 year extension of the contract with the Western Riverside Waste Authority, which was expanded to include significant recycling and other services. In September, Cory purchased the landfill assets of the Lyme and Wood Pits Colliery near St Helens.

Profit before tax and earnings per share
Net interest decreased to £12.8m (2001: £21.1m), mainly reflecting reductions in average net debt, led in part by improved working capital management, and the full year impact of the repayment of high fixed rate US private placement debt completed in October 2001. The Group also benefited from lower interest rates on its variable rate debt and forward foreign currency hedging contracts. Profit before tax, goodwill and exceptional items was up 10% to £205.3m (2001: £186.6m) and earnings per share on the same basis was up 14% to 47.2p (2001: 41.4p). Excluding the pension credit, profit before tax was up 11% to £169.3m (2001: £152.1m) and earnings per share on the same basis was up 16% to 38.6p (2001: 33.2p). Basic earnings per share was 39.5p, up 16.6p or 72%. The effective tax rate for 2002 improved to 29.0% (2001: 30.5%), a rate that the Group expects to be able to maintain, barring major changes in global corporate taxation.

Basic earnings per share[1]
pence


41.2
41.4
47.2
2000
2001
2002

[1]before goodwill and exceptional items

Dividend per share
pence


20.7
21.3
22.8
2000
2001
2002

Lead time reductions of over 95% can be achieved using global visibility tools such as Exel's Supply Chain Integrator.


95%

Exceptional items and profit before tax (FRS 3 basis)
Total exceptional items amounted to a net profit of £0.9m (2001: £38.0m charge) arising on the disposal of fixed assets. After the pension credit, goodwill amortisation and exceptional items, profit before tax was £180.6m (2001: £128.3m).

Cash flow
Free cash flow was strong at £177.8m (2001: £140.3m), reflecting the impact of the group-wide introduction of Exel's business operating asset charge which charges managers with the costs of capital tied up in their operations. This led to an increased focus on working capital that has yielded significant benefits during 2002. As a result net cash inflow from operating activities was £61.9m higher than 2001. Together with reduced cash outflow for interest and other financial charges of £19.1m (2001: £32.1m), this more than offset increased investment in capital expenditure of £136.5m (2001: £123.6m) and a reduced income from the sale of tangible fixed assets of £30.1m (2001: £52.3m).

Net cash inflow before financing activities was £41.9m (2001: outflow of £25.5m), after expenditure of £71.4m on acquisitions (2001: £116.7m). This contributed to net debt decreasing by £66.1m to £153.7m at the year end (2001: £219.8m). Balance sheet gearing at the end of the year was 17.1% (2001: 25.5%) and interest cover improved to 17 times (2001: 10 times).

Dividend
The Board is recommending a final dividend of 15.3p per share, making a total of 22.8p, an increase of 7.0% over the previous year. The dividend, if approved, will be paid on 14 May 2003 to shareholders on the register on 22 April 2003.

Management

During the year several changes took place at Board level. Nigel Rich, previously Deputy Chairman and the senior independent non-executive Director, was appointed Chairman in October following the resignation of John Devaney who retired to pursue other business interests. Subsequently Sir William Wells was appointed senior independent non-executive Director in addition to his responsibilities as Chairman of the Remuneration Committee.

In addition to the Board changes, we made several changes to the responsibilities of our senior management team to help develop their broader skills and strengthen our customer focus. Ian Smith assumed the role of Chief Executive, Consumer, Retail and Healthcare – Europe. Graham Fish replaced him as Group Commercial Director, retaining responsibility for Exel's Tradeteam subsidiary. Bruce Edwards, Chief Executive of our Consumer, Retail and Healthcare business in the Americas assumed Board level responsibility for Exel's global automotive business. From within Ian's team, Stewart Oades, Chief Executive, Retail Worldwide and Consumer Europe, joined Exel's Executive Board.

Strategic progress

At the end of 2001 we launched our 'creating new value in the supply chain' initiative. Focused on challenging conventional thinking in the logistics industry, the objective has been to develop customer-focused propositions that will be the foundation of stronger business partnerships, unlocking greater value for both the customer and Exel's shareholders. The speed at which this initiative has been adopted by the business and the progress made with initial target customers have been encouraging. New contracts have already been secured with three major businesses in the US and the UK and the pipeline of further opportunities remains strong.

Creating new value for our customers is about understanding the drivers of economic value for them and designing and implementing supply chain strategies that focus on these levers. Our sector and global account management teams are ideally aligned to deliver this service. Their solutions are supported by the integrated logistics skills and systems development expertise of the entire Exel network.

"Exel has made good strategic progress and delivered solid results in challenging markets. We have enhanced our global coverage and integrated capability through selective acquisitions and steady organic growth. At the same time we successfully piloted our 'creating new value in the supply chain' initiative which has already yielded positive results in new contract gains."

Exel operates major contract logistics facilities in 36 countries covering 85% of the world's gross domestic product.

→85%

"Turnover and profit growth have been good, led by market share gains and increased operating efficiencies. Cash flow generation has once again been very strong, driven by an increased focus on working capital."

John Allan
Chief Executive



Having completed a successful initial programme during 2002, the Group is set to roll out the development of this initiative throughout Exel. This will enable our management to find ways of unlocking more value for our customers and at the same time maintaining the momentum the Group has established in finding profitable growth opportunities.

We have also taken steps to strengthen the main cornerstones of Exel's strategy. The three acquisitions announced in 2002 have already had a positive effect on our global coverage, integrated capability and customer focus. At the start of 2002, Exel acquired US Consolidation Limited, based in the US and Asia. This is now a core part of Exel's seafreight consolidation services offering and has proved a very valuable acquisition from which many of Exel's customers will benefit over time. In September, we completed the acquisition of Power Logistics. Integration of the US operations started in October and is proceeding very well. Finally, in November we announced the acquisition of Eagle Freight, a South African company with operations in seafreight, airfreight and ground-based logistics. This acquisition was completed in early 2003.

Europe, Middle East & Africa

Contract logistics

Turnover from contract logistics activities in Europe, Middle East & Africa increased by 3.7% to £1,562m (2001: £1,507m). Adjusting for the impact of exchange rates, acquisitions and disposals, organic growth was 3.3%, with improved growth in the second half led by a strong performance in UK and Ireland contract logistics. Operating profit declined 6.5% to £60.1m (2001: £64.3m) with margins declining to 3.8% (2001: 4.3%). Overall, performance reflected the drop in Continental European profits, led by weak performances in Spain and France, and increased insurance premiums of around £6m, principally in the UK. Nevertheless, Exel's margin at its UK and Ireland operations improved to 4.9% (2001: 4.8%).

Retail markets remained positive for Exel. The Group strengthened its activities with new international logistics operations for two leading fashion retailers and major contract renewals with Safeway and Somerfield. Operating issues at facilities in France and Spain sharply reduced profits in the two countries. Consumer business remained steady, with Exel's shared use activities maintaining a high level of utilisation in a competitive market. New business wins were secured with Burton's Foods and Heinz, amongst others. Healthcare performed steadily with new facilities opened for the NHS in the UK and expanded operations for several customers on the Continent. Automotive operations in the UK performed strongly with a major turnaround at Exel's Automotive Management Services business being amongst the highlights. Overall, improvements were partially held back by weaknesses in Spain, Germany and Sweden, where new business with Saab was still in its early stages and production volumes were lower than expected. Technology profits increased overall, led by strong performances in Belgium, France and The Netherlands and improvements in the UK. These more than offset the weakness in Spain, caused principally by the insolvency of a leading digital TV business. Exel's Tradeteam operation secured a major outsourcing deal with Interbrew UK. Worth around £500m over the next eight years, the contract gives Tradeteam responsibility for the UK distribution of the brewer's leading brands, including Whitbread, Stella Artois and Becks. Overall Tradeteam delivered a mixed performance, showing good revenue growth although margins were down reflecting the impact of pricing decreases, some increased operating costs and charges related to the start up of a new facility outside Glasgow. Tankfreight operations in the UK performed soundly, showing a good improvement over 2001.

Over 30% of Exel's revenues come from the international movement of our customers' goods.

> 30%

"Our UK operations have performed strongly, compensating somewhat for a weaker performance from some of our Continental European operations. I am particularly pleased with how Exel has responded to the challenge of creating new value for our customers, matching their increasing expectations for efficiency and performance."

Ian Smith
Chief Executive, Consumer, Retail and Healthcare – Europe

"The contract win with Interbrew is a major step forward for Tradeteam, confirming the business as the number one independent drinks distribution specialist in the UK."

Graham Fish
Group Commercial Director



01 Ian Smith
02 Graham Fish

Freight management
Turnover from freight management activities increased to £696m (2001: £691m) and operating profits improved by 52.5% to £18.3m (2001: £12.0m). On an organic basis, turnover fell by 2.0%, however operating profit increased by 45.9%. A strong second half performance saw profits increase by 81%. Margins improved to 2.6% (2001: 1.7%), reflecting an improved mix of activities, the introduction of Exel's freight gateway strategy and some consequential improvements in purchasing airfreight capacity. Airweight increased by 12%.

Germany, The Netherlands and the UK, in particular, all improved performance with new business gains, volume growth and purchasing efficiencies. Disappointments included operations in Belgium, France and East Africa where local operating issues are being addressed. West African operations performed strongly. The 2001 acquisitions in Austria and Turkey both made positive contributions. In November 2002, Exel announced the acquisition of Eagle Freight, a South African company with seafreight, airfreight and contract logistics operations. Integration has started, although the business had no impact on 2002 results. The acquisition strengthens Exel's capabilities in Southern Africa and will help accelerate growth in the region. Exel's international mail and courier businesses performed well in difficult markets for premium distribution services.

Americas

Contract logistics
Turnover from contract logistics activities in the Americas was up 7.5% at £707m (2001: £658m) with operating profit down to £34.8m (2001: £37.1m). On an organic basis, turnover was ahead 8.9% and profit down by 6.2%. Margin was 4.9% (2001: 5.6%), reflecting a solid performance from consumer, retail and healthcare operations across the region, which was more than offset by weaker second half trading at several technology customers and volume issues during the start-up of a major automotive facility in Brazil towards the end of the year. However, prospects for 2003 are strong following a programme of new start-ups. During the last eight months, 15 new facilities were commissioned for customers around the US, mainly leveraging Exel's existing campus infrastructure.

Consumer and retail activities showed good growth, with the business securing several major new contracts, including new business with Coors Brewing Company and The Home Depot. The acquisition of Power Logistics in October strengthens Exel's client base and brings expertise in secondary packaging – bundling customer products together for retail sales initiatives. The integration of Power's US operations is already underway. Exel Direct demonstrated further progress in improving its performance. Healthcare operations made good progress with new business and contract extensions from Bayer and Johnson & Johnson. Exel's automotive business in the US continues to develop well. Whilst operating performance has been held back by issues in Brazil, business development has been good. Most notably, Goodyear Tire and Rubber Co appointed Exel as lead logistics manager. In this role, Exel will use its strategic planning and integration skills to engineer innovative solutions to improve supply chain performance. A similar role is being undertaken in the consumer sector with The Scotts Company, a leading manufacturer of garden care products. Technology customers experienced weak demand throughout 2002, leading to reductions in the level of supply chain activity. Whilst Exel has continued to develop its business, which should be positive for the future, operating margins during 2002 were weaker. Growth in Exel's industrial sector has been good, with Crompton Corporation, Dal-Tile and International Paper all expanding the scope of existing contracts to include additional services and locations. Exel's operations in the chemical sector also made good progress, despite weak demand.

"Exel's freight management operations in Europe and the Americas have delivered solid results in very difficult markets. We have taken steps to manage our costs and improve other operating efficiencies which, alongside a strong service offering, has enabled us to outperform."

Mick Fountain
Chief Executive, Technology and Global Freight Management

"2002 has been a good year – we have won significant new business, leveraging the combined capabilities of our contract logistics and freight management operations. Our team is busy designing and building operations for our customers which bodes well for 2003 and onwards."

Bruce Edwards
Chief Executive, Consumer, Retail and Healthcare – Americas

"Our business in Asia has benefited from good growth in demand for all our services. The challenge for our team is to continue to grow our business strongly whilst maintaining the very highest standards of service and professionalism that our customers have come to expect."

CK Lee
Chief Executive, Asia Pacific


01
02
03

01 Mick Fountain
02 CK Lee
03 Bruce Edwards

Freight management
Turnover from freight management activities in the Americas decreased by 1.9% to £904m (2001: £922m) and operating profit declined by 4.8% to £17.7m (2001: £18.6m). On an organic basis, turnover was broadly unchanged and operating profit declined by 14.2%. Operating margins were unchanged at 2.0% (2001: 2.0%).

Export airweight was down 8% on a like-for-like basis, compared with the prior year. International operations performed well, benefiting from new business gains as well as increased import activities from Asia. Major new wins included International Rectifier. Capacity in the export market remains high and pricing has therefore remained soft. FX Coughlin delivered year-on-year improvements, partly due to more stable volumes. New business gains included additional work with Jaguar for its X350 range. The acquisition of US Consolidation Limited at the start of the year also had a positive impact on performance and significantly strengthened Exel's relationships with a number of key retailers. The development of the consolidation and seafreight activities within Exel's global network will be greatly accelerated by this acquisition. Ground-based freight management, led by Exel's transportation services activities, encountered weak volumes throughout the year but maintained steady margins. Exel's domestic airfreight operations maintained good volume growth, although operating profit was reduced by lower operating margins and one-off issues with activities in Mexico from which the Group has now withdrawn.

Asia Pacific

Contract logistics
Turnover from Exel's contract logistics operations in Asia Pacific, fuelled by strong organic growth, increased 32% to £89m (2001: £68m) with operating profit increasing by 17% to £2.7m (2001: £2.3m). Operating margins declined to 3.0% (2001: 3.4%), reflecting the investment made in strengthening the supply chain solutions team. This investment will help ensure that Exel maintains its rate of progress in developing logistics activities in the region.

During the year, the business secured major wins with Amcor in Australia, Carrefour in Korea and Procter & Gamble in the Philippines. We also opened several new facilities, including a major new logistics park at XingWang, near Beijing. The operation, a new start-up for a significant telecommunications customer, includes implementing an innovative electronic customs free-zone, designed with the approval of the Chinese authorities. New business opportunities remain strong and, with the recent successes and strengthened management capability, Exel is well placed to continue the successful development of its contract logistics activities in Asia Pacific.

Freight management
Turnover from freight management activities in Asia Pacific increased by 29% to £626m (2001: £486m). Operating profit increased by 23.6% to £33.0m (2001: £26.7m). On an organic basis turnover was up 20.2% and operating profit increased by 22.0%. Margins were 5.3% (2001: 5.5%), reflecting the consolidation of Exel's share of its joint venture revenues in China (2002: £40.8m) for the first time, only the profits from which had been previously included. Stronger operating margins in the first six months were balanced by lower margins during the second half as the business saw capacity restrictions emerge on key routes.

Exel's consolidation solution has led to a 25% saving in transport costs for a leading US toy retailer.

25%

"We have completed a series of very important strategic developments for Cory, positioning the operation as one of the leading waste management businesses in the UK. We have also produced good performance with strong margins and cash generation."

David Riddle
Chief Executive, Cory Environmental



At over 20%, Exel's airweight growth was well above that achieved by the regional market as a whole. Asia Pacific now represents around 50% of Exel's international airfreight by weight. Underlying Exel's strong performance has been growth in demand from technology, consumer and retail customers. In addition, the business has secured regional freight management contracts for a European automotive company and a contract with Halliburton to provide logistics for its global projects operations. Looking regionally, particularly strong performances were achieved by Exel's operations in India, Japan and Malaysia. Exel's two largest operations, in Singapore and Hong Kong, maintained last year's record performances. This was a challenging year, with increased pricing pressure from customers and selected capacity limitations affecting the cost of airfreight impacting margins. Notwithstanding that, only Taiwan fell behind last year's performance. US Consolidation Limited has now been fully integrated as a key part of our fast growing consolidation services solution. The acquisition has performed well, exceeding expectations during the first 10 months of ownership. The service has become an important part of a number of Exel's major contract gains during the year and the Group expects to be able to secure similar opportunities in the future.

Environmental

Cory Environmental made significant strategic progress during 2002, delivering growth whilst at the same time finalising its new enlarged contract with the Western Riverside Waste Authority in London and expanding its operations in the North West of England with the acquisition of the landfill assets of the Lyme and Wood Pits Colliery. Operating profit increased 5.4% to £15.5m (2001: £14.7m) on turnover up 1% to £104m (2001: £103m). Operating margins improved to 14.9% (2001: 14.3%).

In May, Cory signed a contract with the Western Riverside Waste Authority to manage approximately half a million tonnes a year of municipal waste, estimated to generate an income of £700m over 30 years. Together with revenues from additional commercial waste, managed by Cory using the Authority's facilities, and income from the sale of recyclables, the contract is expected to have a turnover of more than £1bn over its full life. The continued use of Cory's River Thames transport operation will keep over 100,000 heavy goods vehicle movements off London's roads every year. Cory's innovative solutions for managing waste include building and operating a materials recovery facility which will be one of the largest of its kind in the UK.

In May, Cory signed a major contract renewal with Gloucestershire County Council for integrated waste management services. Together with significant specialist services, the new contract includes Cory taking over the operation and management of recycling centres around the county.

In September, Cory acquired the landfill assets of the Lyme and Wood Pits Colliery in St Helens, Merseyside, for £2m. The site, which will accept waste from the second quarter of 2003, will generate turnover of approximately £50m over six years. With other recent planning consents, including the extension to the site at Mucking in Essex, and the approval of the Greatness site in Kent, Cory has added over eight million cubic metres of consented landfill capacity. Cory's municipal services business performed in line with last year.

Cory Environmental is now well set to consolidate its recent gains. Management is focusing on developing and enhancing the operating performance of its existing activities and pursuing further development opportunities.

"Provided there is no material worsening of world economic conditions, we believe Exel is well positioned to make good progress in 2003."

John Allan
Chief Executive



Prospects

Exel's performance in 2002 demonstrates that the Group can deliver solid growth in weak economic conditions and at the same time win new business, totalling £625m in 2002, to deliver future increases in profit. The continued focus on cost management and cash generation has yielded further benefits with free cash flow in particular being strong. Overall our margins have also remained firm.

Customers continue to expect greater returns from their supply chains. Our 'creating new value' initiative has started to find ways of unlocking these opportunities for our customers. We believe this will continue to be an important competitive advantage in the future as customers continue to outsource their logistics needs.

Since the merger that created today's Exel, the Group has demonstrated the strength of its business model and strategy in difficult markets. We expect 2003 to be another challenging year with more than the usual geopolitical, economic and currency uncertainty. At this early stage, Exel has made a sound start to 2003 with trading in line with our expectations and the Group's new business pipeline is strong. Provided there is no material worsening of world economic conditions, we believe Exel is well positioned to make good progress in 2003.

With a leading PC components supplier Exel's innovative approach to the supply chain helped eliminate over £100m of inventory and unnecessary cost.

→ £100m

"Our non-executive Directors provide a wealth of experience, reflecting their work in many different fields and geographies. Combined with the strengths of our executive team, this provides us with a balanced Board."

Nigel Rich
Chairman

- **Board and committees**
  Details of Board and committee functions can be found in the corporate governance report on pages 33 to 35.

- **Audit Committee**
  A E Isaac (Chairman)
  N M S Rich
  F L R Ternofsky

- **Nomination Committee**
  N M S Rich (Chairman)
  J M Allan
  Sir William Wells

- **Remuneration Committee**
  Sir William Wells (Chairman)
  J-C Guez
  J Loudon
  N M S Rich

- **Executive Board**
  J M Allan (Chairman)
  J B Coghlan
  B A Edwards
  G S Fish
  M P Fountain
  C K Lee
  S Oades
  I R Smith
  C B Stephens
  N Underwood

- **Company Secretary and Corporate Legal Director**
  D G Evans

John Devaney resigned from the Board on 30 September 2002. Nigel Rich was appointed Chairman of the Company on 1 October 2002. Sir William Wells was appointed senior independent non-executive Director and appointed to the Nomination Committee on 1 October 2002.

Bruce Edwards, David Riddle, Fritz Ternofsky, and Sir William Wells retire from the Board by rotation under the provisions of Article 86 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Board of Directors

Non-executive Directors

Nigel Rich CBE, Chairman (01)
Appointed to the Board of Ocean Group plc in January 1997. Non-executive Chairman of Exel plc since October 2002. Previously Managing Director of Jardine Matheson Holdings Limited and Group Chief Executive of Trafalgar House plc. Non-executive Chairman of Hamptons Group Limited and non-executive Director of Granada plc, CP Ships Limited and Pacific Assets Trust plc. Co-Chairman of the Philippine British Business Council. Age 57.

Sir William Wells, senior independent non-executive Director (02)
Appointed to the Board of former Exel plc in February 1996. President and former Chairman of Chesterton International plc, a provider of property related services. Non-executive Director of Pearl Group Limited, Pearl Assurance plc, AMP (UK) Holdings, AMP (UK) plc, NPI Limited, National Provident Life Limited, Norwich and Peterborough Building Society and Chairman of the NHS Appointments Commission. Age 62.

Jean-Claude Guez (03)
Appointed to the Board of Ocean Group plc in February 2000. Currently a part-time Senior Management Advisor for Accenture (formerly Andersen Consulting), where he became Partner in 1979, and Managing Director of the Travel and Transportation Industry in Europe in 1991, following 33 years' service as a Consultant. Since 1998, Partner in Rocket Ventures, a group of Information Technology Venture Capital Funds in Silicon Valley. Non-executive Director of Eurostar Group Limited and non-executive Director of Invensys plc since January 2003. French citizen. Age 59.

Tony Isaac (06)
Appointed to the Board of Ocean Group plc in February 1997. Appointed Board Director in 1994, and currently Chief Executive, of The BOC Group plc. Formerly Finance Director of Arjo Wiggins Appleton plc and GEC Plessey Telecommunications Limited. Non-executive Director of International Power plc – a leading international power producer created from the de-merger of National Power plc. Age 61.

John Loudon (04)
Appointed to the Board of Ocean Group plc in 1992. Chairman of Caneminster Limited and non-executive Chairman of XL London Market Limited. Non-executive Director of Derby Trust plc, XL London Market Group plc, XL Winterthur International, Heineken NV, The Netherlands, XL Capital Limited, Bermuda and Simon Murray & Co Limited, Hong Kong. Previously Managing Director of N M Rothschild & Sons Limited. Dutch citizen. Age 67.

Fritz Ternofsky (05)
Appointed to the Board of former Exel plc in October 1998. Formerly executive Director responsible for UK and Scandinavian operations of Compass Group and a Board Director from 1993 to 2000. Member of the Supervisory Board of Compass Germany and Austria and non-executive Director of Care UK plc, Dolphin Nurseries Limited and Kew Green Hotel Limited. Appointed non-executive Director of UK Explorer Limited in April 2002 and Punch Taverns plc in May 2002. Austrian citizen. Age 59.

Executive Directors

John Allan, Chief Executive (11)
Appointed Chief Executive of Ocean Group plc in September 1994. Graduated in mathematics from Edinburgh University. Started business career in marketing with Lever Brothers, moving to Bristol-Myers Company Limited and Fine Fare Limited. Joined BET plc in 1985 and appointed to the Board in 1987, with specific responsibilities as Director of Business Services (Europe) and Group Marketing Director. Non-executive Director of Wolseley plc and PHS Group plc. Member of the CBI's Presidents' Committee, the International Advisory Committee of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. Vice Chairman, Freight Forwarding Europe (Trade Association). Age 54.

John Coghlan, Deputy Chief Executive and Group Finance Director (12)
Joined Ocean Group plc in October 1995 as Finance Director. Appointed Deputy Chief Executive on the completion of the merger in 2000 and Group Finance Director in July 2001. Joined Arthur Andersen & Company for eight years after gaining a Bachelor of Commerce degree from University College Cork, followed by eight years with Tomkins plc and became Director – Financial Services. Appointed non-executive Director of Yell Group plc in June 2002. Age 44.



▫ Non-executive Directors




01
02
03
04
05
06



▫ Executive Directors




07
08
09
10
11
12

Bruce Edwards, Chief Executive, Consumer, Retail and Healthcare – Americas (10)
Joined Exel Logistics Americas in 1986, appointed Chief Executive Officer, Exel Logistics Americas in 1995. Appointed Board member of former Exel plc in December 1999. Previously spent eight years at Space Center, Inc, a US-based logistics company as Vice President for Dallas, Houston and Chicago operations. Currently responsible for consumer, retail, healthcare, chemical and home delivery in the Americas. Has also assumed Board level responsibility for the Group's global automotive business. Member of the Council of Logistics Management, the Warehousing Education and Research Council and the Columbus Port Authority Commission. US citizen. Age 47.

Mick Fountain, Chief Executive, Technology and Global Freight Management (08)
Appointed a Director in March 2001. Joined LEP Air Services in 1969 before moving to Jardine Air Cargo which was acquired by Ocean Group plc in 1986. In 1992, became Vice President of the Export Division of MSAS and then President and Chief Executive Officer of the Americas and subsequently also Japan, Korea and the South Pacific. Moved to current position on completion of the merger. Also Director of Cargo 2000, Member of the Council of Logistics Management, the International Air Cargo Association and the Sprint Global Advisory Board. Age 49.

David Riddle, Chief Executive, Cory Environmental (07)
Joined Ocean Group plc in 1971 and appointed to the Board in 1994. Graduate chemist and post-graduate of the London Business School. Previously held a number of positions at Ocean Group plc including Group Strategic Planner; Director, Marine Division; and Managing Director, Cory Towage Limited. Joined Cory Environmental in 1990. Non-executive Director of Environmental Services Association Limited since November 2000. Age 57.

Ian Smith, Chief Executive, Consumer, Retail and Healthcare – Europe (09)
Joined Ocean Group plc in May 1998 as Group Commercial Director. Appointed to the Board in March 2001. An Oxford graduate, holding an MBA from Harvard Business School. Before joining Ocean Group plc, was Managing Director of Monitor Company Europe, a strategy consulting firm, where he managed the company's relationship with a number of key global customers, providing strategic advice to a range of companies. As Group Commercial Director had specific line management responsibilities for mail and express, the automotive sector and strategy, mergers and acquisitions, and e-commerce. Appointed to current position in July 2002 and has responsibility for consumer, retail and healthcare across Europe. Non-executive Director of MFI Furniture Group plc. Age 49.

Directors' report

The Directors present their report and the financial statements for the year ended 31 December 2002.

Principal activities and business review

Exel is the global leader in supply chain management, providing customer-tailored solutions to a wide range of manufacturing and retail industries. Its services range from design and consulting through freight forwarding, warehousing and distribution to integrated information management and e-commerce support, delivered at local, regional and global levels.

A business review for the year and the likely future developments are set out on pages 22 to 29. In addition, there is a financial review on pages 50 to 53.

Dividends

The Directors recommend a final dividend of 15.3p per share for the year ended 31 December 2002 (2001: 14.3p) making a total for the year of 22.8p per share (2001: 21.3p). Subject to shareholders approving this recommendation at the 2003 Annual General Meeting, the dividend will be paid on 14 May 2003 to shareholders on the register at the close of business on 22 April 2003.

Directors

On 30 September 2002, Mr John Devaney resigned from the Board as Chairman. Mr Nigel Rich, Deputy Chairman, was appointed to the position of Chairman on 1 October 2002.

Changes to the responsibilities of several executive Directors are detailed in the Management section on page 24.

The current Directors' biographies are set out on pages 30 and 31.

Details of the Directors' service contracts, emoluments and share interests are found in the Directors' remuneration report on pages 36 to 45.

Corporate governance

A report on corporate governance is set out on pages 33 to 35.

Substantial shareholdings

At 25 February 2003, the Company was advised of the following notifiable interests in its shares:

	Shares held	% issued share capital
Morley Fund Management Limited	12,953,030	4.35
Legal & General Investment Management Limited	10,147,398	3.41
Scottish Widows Investment Partnership Limited	9,025,858	3.03

Share schemes

The Company continues to encourage employee share ownership as it helps to align the interests of employees and shareholders and enables employees to benefit directly from increases in the Company's share price. Under the Company's UK and Overseas Executive Share Option Schemes 1994, options were granted to certain senior employees over a total of 1,589,528 shares on 11 March 2002 at a price of 850p per share. Subject to the fulfilment of the specified performance criteria, these options will become exercisable three years from the date of grant. Under the Executive Share Option Scheme 2001, options were granted over a total of 2,561,761 shares on 12 March 2002 at a price of 850p, and over 264,072 shares on 30 July 2002 at 762p. Subject to the fulfilment of the specified performance criteria, these options will become exercisable three years from the date of grant. In addition, under the Company's Savings-Related Share Option Scheme 2002, options over 1,629,395 shares were granted to employees on 26 September 2002 at a price of 595p per share. In normal circumstances, these options will become exercisable from 1 December 2005 for the three year scheme and from the same date in 2007 and 2009 for the five and seven year schemes respectively. Further details of the Company's various share schemes are set out in the Directors' remuneration report on pages 36 to 45.

Employees

The Group's policy is to give disabled persons fair consideration for all types of vacancies and to provide them with equal opportunities for training, career development and promotion in line with their skills and abilities.

The Group is committed to the development of a working environment which encourages constructive and flexible forms of employee participation and which offers employees the opportunity to become involved in matters which affect them. Employees are kept regularly informed through global newsletters and bulletins, meetings, team briefings, audios and a comprehensive intranet on matters affecting them as employees and on issues affecting their performance. A dedicated internal communications team manages the release of information to staff across the world. The Company's interim and annual results are communicated to all senior management on a timely basis by e-mail. Processes exist at local level to communicate these results to all employees.

Annual General Meeting

The Annual General Meeting will be held on 24 April 2003 at the Congress Centre, 28 Great Russell Street, London WC1B 3LS.

Resolutions of particular note will be the approval of the Directors' remuneration report (set out on pages 36 to 45), the adoption of revised Articles of Association and the approval of a revised cap for Directors' fees.

The Resolutions also include a proposal to renew for a further year the Directors' general authority to allot unissued shares of the Company and to allot shares for cash free from the pre-emption restrictions set out in the Companies Act 1985. In addition, a resolution will be proposed to renew the authority for the Company to purchase its own shares. No such purchase was made during 2002. If approved, the authorities will expire on the date of the 2004 Annual General Meeting.

Payment to suppliers

It is the Group's practice that payments to suppliers are generally made in accordance with the terms and conditions agreed between Exel and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2002, the amount for trade creditors on the balance sheet represented 27 days (2001: 27 days) of average daily purchases for the Group.

Charitable and political donations

During the year the Group committed charitable donations of £1,176,000 (2001: £1,174,000). A report on the Group's charitable work and community involvement is set out on pages 46 to 48. There were no political donations.

Auditors

A resolution for the reappointment of Ernst & Young LLP as Auditors will be put to the Annual General Meeting.

Going concern

The Directors are satisfied, after having made appropriate enquiries, that the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

On behalf of the Board



Doug Evans
Company Secretary
7 March 2003



Corporate governance

Exel is committed to high standards of corporate governance and supports the principles laid down in the Combined Code on Corporate Governance (the Code). This statement describes how the principles of the Code are applied and reports on the Company's compliance with the Code's provisions.

The Board notes the Higgs Review of the Role and Effectiveness of Non-Executive Directors, and the Smith Report and Proposed Combined Code Guidance for Audit Committees, and is considering their recommendations.

The Directors' biographies and the composition of the Audit, Remuneration and Nomination Committees are set out on pages 30 and 31.

The Board

At the year end, the Board comprised six executive and six non-executive Directors who bring a wide range of skills and experience to the Board. In particular, the Board benefits from having one non-executive and two executive Directors based outside the UK who provide international experience. There is a clear division of responsibilities between the Chairman and the Chief Executive.

The Board is responsible to shareholders for the management of the Group and has a formal schedule of matters reserved for its decision. In 2002, as noted under the specific heading below, the issue of corporate social responsibility (CSR) was added to the schedule of matters reserved for the Board.

The Board determines the strategic direction of the Group, establishes policies and monitors operational performance and internal controls. Items approved by the Board include annual budgets, medium-term business plans, financial reporting to shareholders, major acquisitions and disposals, significant capital expenditure and financing proposals. Certain issues are delegated to duly authorised committees of the Board.

In the normal course of business, the Board meets eight times a year, with at least one meeting being held away from Head Office at one of the Group's business locations outside the UK.

In January 2002, the Board met in Singapore where the Directors held discussions with the Senior Minister of State (Trade and Industry), received a presentation from the Singapore Economic Development Board and visited various customer facilities.

The Board has full and timely access to relevant information to enable it to discharge its duties effectively. Board and Board committee papers are distributed to Directors to allow sufficient time for review and comment. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings. All non-executive Directors have independent access to the external Auditors.

All Directors have direct access to the advice and services of the Company Secretary and are able to seek independent professional advice at the Company's expense, if required, in connection with their duties. The Company Secretary, who acts as Secretary to all the Board committees, has responsibility for ensuring that Board procedures are followed and is accountable to the Board, through the Chairman, on all governance matters. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

The Company has a programme for meeting Directors' training requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with relevant training on their role and responsibilities. New non-executive Directors are offered an appropriate induction programme. Subsequent training is provided to Directors on an ongoing basis.

The non-executive Directors, including the Chairman, are all considered to be independent in the sense outlined in the Code. They bring a wide and varied commercial experience to the Board's deliberations. Sir William Wells was appointed as senior independent non-executive Director on 1 October 2002, following Mr Rich's appointment as Chairman. John Loudon was appointed a non-executive Director of the Company in 1992 and was re-elected at the 2001 Annual General Meeting. The Nomination Committee is satisfied that he remains independent of management and fully supports his continued membership of the Board.

An assessment of the Board's effectiveness and Board processes will be conducted during 2003.

Board and management committees

The three principal Board committees comprise the Audit, Remuneration and Nomination Committees. These committees, all of which have written terms of reference that are reviewed regularly, are made up exclusively of independent non-executive Directors, other than the Chief Executive's membership of the Nomination Committee.

The Executive Board is chaired by the Chief Executive and consists of the executive Directors, with the exception of David Riddle, and the senior executives identified on page 30. It holds monthly meetings of which half are via conference call for those executives based outside the UK. The responsibilities of the Executive Board cover the Company's contract logistics and freight management activities and include global strategy, international account development, resource management and the review and approval of projects before they are submitted to the Board.

Other key committees include the Acquisition Review Board, which meets monthly to review potential acquisitions and disposals, the Project Review Board, which meets monthly to review new business and contract renewal proposals, the Risk Management Steering Committee, which meets quarterly to review risk management, insurance, CSR and health and safety issues and the Systems Executive Board, which meets quarterly to focus on strategic IT issues. The activities of the Corporate Social Responsibility Committee were integrated into the Risk Management Steering Committee during 2002.

Audit Committee

The Audit Committee comprising three non-executive Directors meets at least three times a year and met on three occasions during 2002. It provides a line of communication between the Board and the Company's external and internal Auditors. Its principal functions include ensuring that appropriate financial standards are established and maintained throughout the Group, reviewing the Group's accounting policies, financial control systems and related matters and making recommendations to the Board as and when necessary. The Committee may, as appropriate, meet with the Company's internal and external Auditors without the Company's management being present. It keeps under review the scope and results of the audit, as well as the independence and objectivity of the Auditors, particularly in the context of the nature and extent of the non-audit services they provide to the Company.

The Board has agreed a policy and set financial limits in relation to the use of the Auditors for non-audit work, and this is monitored by the Audit Committee on an ongoing basis.

All non-executive Directors are invited to attend Audit Committee meetings. Executive Directors are invited to attend Audit Committee meetings at which the Company's interim and full year results are considered.

Remuneration Committee
The Remuneration Committee comprising four non-executive Directors meets at least four times a year, and met on five occasions during 2002. Its responsibilities include setting remuneration policy, ensuring that the remuneration and terms of service of the executive Directors are appropriate and that Directors are fairly rewarded for their individual contribution to the Company's overall performance. It also ensures that the allocation of share options to senior employees and the participation of executives in the Long Term Incentive Plan approved by shareholders are on a fair and equitable basis and in accordance with agreed performance criteria. A separate report on Directors' remuneration is included on pages 36 to 45.

Nomination Committee
The Nomination Committee comprising the Chairman, the senior independent non-executive Director and the Chief Executive meets as necessary, and at least once a year. During 2002, the Committee met to discuss its revised terms of reference, the re-election of Directors at the forthcoming Annual General Meeting, and to review the structure, size and composition of the Board and membership of the Board committees. Its principal functions are to consider candidates for Board nomination, including determination of the job description and criteria to be met by candidates, re-election to the Board of those Directors retiring by rotation, and succession planning at Board level. As required by the Company's Articles of Association, all Directors are subject to election by shareholders at the first opportunity after their appointment and must stand for re-election to the Board at least every three years. In addition, any Director aged 70 or over must stand for re-election to the Board every year.

Board attendance
The following table is a record of the Directors' attendance at Board and Board committee meetings during the year.

	Plc Board	Audit Committee	Remuneration Committee	Nomination Committee
No. of Meetings in 2002	**8**	**3**	**5**	**1**
Nigel Rich	8	3	5	1
John Allan	8			1
John Coghlan	8			
Bruce Edwards	8			
Mick Fountain	8			
Jean-Claude Guez	7		5	
Tony Isaac	6	3		
John Loudon	6		5	
David Riddle	8			
Ian Smith	8			
Fritz Ternofsky	8	3		
Sir William Wells	8		5	1

John Devaney resigned as a Director on 30 September 2002.

Internal controls and risk management
a. Basis for disclosure
Exel has ongoing processes for identifying, evaluating and managing the significant risks faced by the Company. Processes were in place throughout 2002 for regular review by the Board of the effectiveness of the system of internal control and risk management and as such the Company has complied with the Code's Guidance on Internal Controls.

b. System of internal controls
Internal control is defined in the Code as 'all controls, including financial, operational and compliance controls and risk management'.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board regularly reviews the Group's strategic direction. At the business level, strategic objectives, annual plans and performance targets are set by the executive team and reviewed by the Board in the context of the Group's overall objectives. There is a defined process for identifying, evaluating and managing the significant risks faced by the Group which has been in place for the year under review and remains in place. This process has been approved and reviewed by the Board.

It consists of:

- a formal identification by management at each level of the Group of the key risks to achieving their business objectives, together with the risk management activities whereby they minimise these risks and the routine assurance processes which indicate the effectiveness of their internal controls. The formal process includes evaluation of the inherent impact and likelihood of each risk and the residual impact and likelihood after management action
- a process of regular certification by management that they are responsible for the risks to their business objectives, that they have reviewed their risks and controls and that they have complied with the requirements of Group policies
- a process of regular reporting and review at divisional executive meetings and by the Board of progress in the improvement of risk management activities and action taken subsequent to incidents which have occurred
- assurance, which is provided by internal audit, as to the existence and effectiveness of the risk management activities described by management.

In addition to this process, businesses are subject to:

- a quarterly, comprehensive business review by the executive team
- independent internal and external audits which focus on areas of greatest risk, reporting to the executive team and the Audit Committee
- an extensive budget and target-setting process governed by strict timetables and detailed specifications
- a monthly reporting and forecasting process reviewing performance against agreed objectives
- appropriate delegated authority levels across the Group which prescribe the limits to which the Group can be committed
- established financial policies and procedures covering capital expenditure and project appraisal as well as post project review
- other risk management policies and procedures which are designed to meet the needs of the particular business to which they relate. These include health and safety, environmental and other CSR issues, legal compliance, quality assurance, risk transfer, insurance and security.

These procedures are then monitored and assessed in a variety of ways, including internal and external independent review.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

- the Board reviews the effectiveness of the risk management process and significant risk issues are discussed
- the Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings
- the Board considers financing, investment and treasury decisions concerning the Group, including the giving of guarantees and indemnities
- the Board reviews the role of insurance in managing risks across the Group
- the Board reviews the key Group and business unit risks during the year, taking into account how the risks have changed over the period under review.

The Audit Committee, on behalf of the Board, annually reviews the scope of work, authority and resourcing of internal audit. The Head of Global Audit and Assurance has access to the Board Chairman and the Audit Committee, and meets with the Chairman of the Audit Committee at least once a year without the presence of management. The annual plan is presented to the Audit Committee meeting in November and updates are presented at the other meetings during the year. The Audit Committee also receives copies of all audit reports and a progress report at each meeting, which identifies key issues and provides a summary of the reports issued since the last meeting.

Corporate social responsibility
The Board recognises its collective responsibility to ensure that the Group has appropriate policies on social, environmental and ethical matters, adequate procedures to implement them, and adequate verification policies and procedures to monitor them. The Board takes account of CSR matters through a Board level review at least annually, and through the regular reports of the Risk Management Steering Committee. Additionally, John Coghlan is reponsible to the Board for all CSR matters and is Chairman of the Risk Management Steering Committee.

The Board delegates responsibility for ensuring it has adequate information to John Coghlan and to Doug Evans. This information includes, where relevant, the collection of data, for instance on environmental, health and safety and employment issues. John Coghlan reports to the Board, on CSR issues and significant CSR risks, at least once a year. The Group's risk management process brings to the Board's attention areas of less significant risk. In addition, Exel's crisis management process is able to keep Board members informed should the need arise. Furthermore, at the operational level, CSR is regarded as an integral part of management responsibility and is monitored accordingly.

CSR risks are identified, managed and brought to the attention of the Board through the Group's overall risk management process, discussed above. No specific CSR-related risks have been identified that could have a material impact on the business.

Verification of Exel's CSR activities and of the data required for that verification is undertaken by the Group's internal audit team. Where specific and/or technical expertise is required, external consultants are used.

Relations with shareholders
The Company is committed to maintaining good communications with shareholders. Institutional shareholders and analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. Webcasts of these briefings are posted on the Company's website so as to be available to all shareholders. The Company also hosts conference calls on the same day. On occasion, the Company holds strategy briefings, the most recent of which took place in November 2002. There is also regular dialogue with institutional shareholders. A subscription e-mail service is available for all interested parties through the Company's website enabling access to all Company notifications and news releases.

Particular importance is placed on communications with private shareholders, for whom the Annual General Meeting presents an opportunity to meet and question the Directors. Shareholders are invited to submit questions in advance of the meeting. At the Annual General Meeting, to be held on 24 April 2003, there will be a display of various aspects of the Group's activities and a business presentation by the Chief Executive. The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions. Proxy votes will be announced after each resolution and the voting results will be published on the Company's website. A detailed explanation of each item of special business to be considered at the Annual General Meeting is included in the Notice of Meeting, which will be sent to shareholders at least 20 working days before the meeting.

An investor relations report, including details of activities during the year, is set out on page 90 onwards and information of particular interest to private shareholders can be found on page 92. In addition, the Company's website makes available a wide range of information to shareholders.

Compliance
The Board considers that the Company was in compliance throughout the financial year with the Code's provisions.

Directors' remuneration report

Contents


01
02
03
04

01 Jean-Claude Guez
02 Sir William Wells
03 Nigel Rich
04 John Loudon

This report sets out the policy and disclosures relating to Directors' remuneration as required by the Listing Rules and the Directors' Remuneration Report Regulations 2002 (the Regulations). Throughout 2002, Exel has complied with the provisions of Schedule A of the Combined Code on Corporate Governance (the Code) relating to the design of performance-related remuneration. In preparing this report, the Board has followed the provisions of the Regulations and Schedule B of the Code. Items 4 to 8 listed in the contents of the report have been audited in accordance with the Regulations.

This report will be put to an advisory vote of the shareholders at the Annual General Meeting on 24 April 2003.

1. Membership and role of the Remuneration Committee

The Remuneration Committee is a Board committee consisting of independent non-executive Directors, Sir William Wells (Committee Chairman), Jean-Claude Guez, John Loudon and Nigel Rich.

The Committee meets at least four times a year and during 2002 met five times. Its responsibilities include setting remuneration policy, ensuring Directors' pay and terms are fair and appropriate, approving share options or long-term incentive awards to senior staff and ensuring that these only vest subject to agreed performance criteria.

To ensure that decisions on remuneration are informed, the Committee receives advice from parties both internal and external to the Company. John Allan (Chief Executive), Chris Stephens (Group Human Resources Director), Rita Faherty (Director of Reward), Jim Cressey (former) and Trevor Williams (current) (Director of Pensions) and Doug Evans (Company Secretary), have provided advice to the Committee during the year.

During 2002, the Committee formally appointed as advisors, and received guidance in relation to executive reward and share schemes from, Towers Perrin, New Bridge Street Consultants and PricewaterhouseCoopers. Towers Perrin also provided Exel with independent actuarial, benefits and risk management services. PricewaterhouseCoopers additionally provided the Company with general tax advice for internationally mobile employees.

2. Reward strategy

Reward policy

The Remuneration Committee determines the reward of executive Directors and other key senior executives. The reward policy complies with the principles of the Code and is based on the philosophy that pay arrangements should support the Company and its constituent businesses in the achievement of business objectives.

The reward policy is designed to attract and retain the right calibre of people, to motivate individuals to deliver superior performance and to encourage collaboration across the business.

In determining appropriate levels of reward, Exel takes into account 'local' market competitiveness, shareholders' views and the UK regulatory framework. Reward levels are compared against companies of similar size and focus in each of our regions and markets. For executive Directors, Exel aims to provide base pay and fixed benefits (eg pensions and cars) at mid-market competitive levels. For the short and medium to long-term incentives, the Remuneration Committee applies a common framework that is based on UK competitive practice and manages pay such that, if superior performance is achieved, total remuneration will be at upper quartile levels. The Committee recognises that a UK incentive structure may lead to less than competitive total reward levels in some markets, particularly in the US, and therefore base pay practice in those markets may be adjusted to ensure competitive total levels of reward.

Senior executives' rewards are linked to business performance. The ratio of fixed to variable reward and the programmes through which reward is delivered are monitored to ensure that the reward policy supports Exel's business strategy, is in line with emerging best practice and is in the interests of shareholders.

The Remuneration Committee believes that its current remuneration policy meets its current objectives but is mindful that the dynamic market conditions of the industry in which Exel operates require the Committee to ensure that the approach to remuneration is adapted as necessary. The Committee is committed to consulting with shareholders appropriately and in accordance with best practice.

Performance graph

The graph below shows the total shareholder return (TSR) performance of an investment of £100 in Exel shares over the last five years compared with an equivalent investment in the FTSE 350 index. TSR is essentially defined as share price growth plus reinvested dividends. The FTSE 350 was selected as the most appropriate broad equity market index because Exel is a constituent member and the Committee believes that this broader index is a more appropriate benchmark for performance over a five year period. The FTSE 350 is also the index used for the purposes of the Exel Long Term Incentive Plan (LTIP).

Historical TSR performance

Growth in the value of a hypothetical £100 holding over five years. FTSE 350 comparison based on spot values.


£250
£200
£150
£100
£50
£0
Dec 1997
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Dec 2002
Exel
FTSE 350

The basis used to calculate the graph is as set out in the Regulations and is not the same as that used in determining Exel's TSR performance for the purposes of the vesting of share awards under the LTIP.

Performance linkages

Each element of the reward package supports the achievement of key business measures, as illustrated in the table below.

Element	Structure	Purpose	Performance standard
Base salary	Fixed: short-term	Reflects the competitive market rate for the job, the individual's contribution and the Company's ability to pay	Individual or business performance
Annual Incentive Plan	Variable: short-term	Rewards the delivery of operational financial goals	Earnings per share growth and profit before tax
Executive Share Option Scheme	Variable: medium/ long-term	Directly links to long-term growth strategy through share price growth Aligns executives with shareholders' interests	Earnings per share growth
Long Term Incentive Plan	Variable: medium/ long-term	Aligns executives with shareholders' interests Supports superior business performance in relation to comparator companies	Relative total shareholder return and earnings per share growth

The Committee intends that at least half of total compensation should be linked to corporate performance.

Remuneration elements

a. Base salary

External remuneration consultants regularly provide the Remuneration Committee with market data based on the appropriate peer groups. The Remuneration Committee takes into account individual performance and the pay position described above before deciding individual salary awards.

Base salary is the only element of remuneration which is pensionable.

b. Annual Incentive Plan

The Remuneration Committee approves the maximum award levels under the Annual Incentive Plan and the business financial measures against which performance will be assessed. The maximum level of award will be 75% of base salary in 2003. The performance measures are the growth in management profit before tax of the business units and Exel's growth in earnings per share (EPS).

c. Medium to long-term incentive

Exel delivers its medium to long-term share-based incentives through the Executive Share Option Scheme 2001 (ESOS 2001) and/or the LTIP (as detailed in paragraphs d. and e. below). The decision as to whether to use the ESOS 2001 and/or the LTIP is determined by the Remuneration Committee based on what is considered most appropriate to motivate executives to achieve the businesses objectives taking into account internal and external business and market conditions.

d. Share options

Executive Directors and other eligible employees participate in the ESOS 2001, which was approved by shareholders at the Annual General Meeting in 2001. The link between share price and option gains provides a built-in performance driver for recipients and directly aligns them with shareholders' interests.

The price at which shares may be acquired by the exercise of an option under the ESOS 2001 is determined by the Board before its grant, and is no less than the middle-market quotation of Exel shares (as derived from the London Stock Exchange Daily Official List) on the dealing day immediately preceding the grant date or the average of such quotations over the three dealing days immediately preceding the grant date.

The exercise of options granted under the ESOS 2001 is subject to a specific performance requirement relating to growth in the Company's EPS (before net non-cash pension credit or charge, exceptional items and goodwill) relative to inflation (measured by the UK Retail Price Index (RPI)). The following targets apply:

Average growth in earnings per share in excess of inflation	Proportion of options exercisable
5% or more pa	100%
3-5% pa	pro rata between 33% and 100%
3% pa	33%
Less than 3% pa	Nil

The Remuneration Committee believes that EPS is the most appropriate performance condition for the ESOS 2001. Executive Directors receive awards under the plan only when there has been an increase in the profitability of the Company as set out in the table above.

The performance condition is measured from a fixed base point (ie the EPS for the financial year before options are granted) and will initially be compared with the EPS three years later. To the extent that the performance condition is not satisfied in full after three years, the Remuneration Committee believes that it is appropriate for the performance condition to be retested after the fourth and fifth financial years but, if it is not met after the fifth financial year, the options will lapse. Vested options will expire on the tenth anniversary of their grant. The plan uses newly issued shares and shares purchased in the market.

Share ownership through share options is extended to all UK employees through the Savings Related Share Option Scheme 2002.

The Company complies with the guidelines issued by the Association of British Insurers as regards the limit on dilution of 10% of issued share capital under all share plans in any 10 year period.

e. Long Term Incentive Plan

The LTIP was approved by shareholders at the 1996 Annual General Meeting.

Participants who have received provisional awards of shares in the Company are able, subject to satisfying the relevant performance conditions, to take the shares into their own names four years after the date of grant. Until that time, the shares are held in a trust which has an independent trustee. Dividends on the shares are reinvested to acquire further shares which are added to the shares a participant may receive.

The performance conditions, which must be satisfied before the shares vest, relate primarily to TSR, which measures growth in Exel's share price and dividends over the three year period following an award. There is an additional performance condition relating to growth in EPS, a long-term aim of the Company. The extent to which the award is available to participants will be determined primarily by the Company's TSR in comparison with that of companies in the FTSE Mid 250 index for the earlier awards and the FTSE 350 index for the most recent award. Relative TSR has been chosen as the most appropriate performance measure because it requires the Company to have outperformed its peers before any rewards are received by executives. Achievement of performance against the comparator group is tracked and advised by external advisers.

The annual awards since 1996 have been of shares with a value of 100% of basic salary and will vest in full only if, once the relevant companies are ranked by TSR, the Company is ranked in the top 10%. A total of 40% of the shares will be available if the Company is ranked in the top 50% of companies. Between these two points, the higher the decile in which the Company is ranked, the greater the number of shares that will be available. No shares will be released if the Company is ranked below the top 50%.

Moreover, no award will be released to a participant if, for the third financial year after the base year, underlying EPS does not exceed the EPS for the base year by at least the percentage increase in the RPI over the same period plus 6%. This ensures that no award is released under the LTIP unless there has been an acceptable level of underlying financial performance.

In certain compassionate circumstances, participants who leave employment will still be entitled to some benefit at the end of the four year period. However, if they were not in employment for all of the first three years of that period, their benefit will be scaled down to reflect their shorter service.

It is the Remuneration Committee's intention to grant further awards under the LTIP in 2003. Whilst the Committee believes that the performance conditions currently in place are both appropriate and challenging, it intends to make the following amendments to the performance and vesting criteria. The EPS performance criteria will be strengthened such that no award may be released to a participant if, for the third financial year after the base year, underlying EPS does not exceed the EPS for the base year by at least the percentage increase in the RPI over the same period plus 9%. In respect of the TSR measure, no awards will vest for below median performance and awards will vest at 40% for 50th percentile performance. Vesting thereafter will be on a straight line basis, rather than a stepped basis, up to 100% for 90th percentile performance. The LTIP remains unaltered in all other respects.

Whilst it is the Committee's intention to grant further LTIP awards in 2003, it will continue to review whether this is the most appropriate mechanism to align our senior executives with the interests of shareholders and motivate them to further improve business performance in the longer-term.

f. Pensions and other benefits

The Remuneration Committee is responsible for ensuring the appropriate application of Exel's approach to retirement benefits for executive Directors. All executive Directors participate either in the UK or US pension plans entitling them to final salary-related and/or defined contribution benefits. Normal retirement age is 60 under the plans, although the normal retirement age is 62 for the defined contribution plan of which Mr Edwards is a member. Retirement benefits are designed to be both locally competitive and cost effective.

The Company has announced its intention to introduce new defined contribution pension arrangements from 1 April 2003 for newly recruited employees in the UK businesses. There will be no change to the defined benefit arrangements for existing UK employees, ie those employed on or before 31 March 2003. Further information on the executive Directors' pensions is detailed below.

Directors are provided with permanent health insurance, private medical cover, life and death in service cover and cars or car allowances in line with competitive practice.

Directors in the UK are eligible to participate in Exel's Savings Related Share Option Scheme on the same basis as all UK employees.

3. Service contracts
With effect from 31 December 2002, all contracts with executive Directors are rolling and subject to a maximum of 12 months' notice of termination if given by the Company and six months' notice of termination if given by the executive Director.

The Company may elect to terminate the employment of an executive Director early by a) making a payment to him calculated by reference to the value of salary and bonus entitlement which he would have received during the unexpired portion of the notice period, b) enhancing his pensionable service under the Company pension scheme so that he is treated as if he had remained in employment during the unexpired portion of his notice period; and c) continuing to provide him with medical insurance, permanent health insurance, company car or car allowance and death in service benefits for the unexpired portion of his notice period or paying him in lieu of such benefits (a, b and c above are referred to as 'the Compensation'). In addition, both John Allan and David Riddle are entitled to liquidated damages calculated in the same manner as the Compensation in the event that they are constructively dismissed or dismissed in breach of contract.

In the event that the Company wishes to terminate the employment of an executive Director within 12 months after a change of control, it must serve 21 months' notice upon him. All contracts with executive Directors provide for the payment of liquidated damages, calculated in the same manner as the Compensation in the event of a) the early termination of the contract by the Company within 12 months after a change of control; or b) the executive Director serving a 60 day counter-notice on the Company within five months of the Company serving 21 months' notice on him; or c) the executive Director terminating the contract within one month following a change of control (in the case of John Allan and David Riddle only).

In the event that the Company chooses to enforce restrictive covenants against an executive Director following termination of his contract, then the Company shall pay to the executive Director compensation calculated in the same manner as the Compensation for the duration for which the Company chooses to enforce the restrictive covenants up to a maximum of six months. This provision does not apply to Bruce Edwards.

The Remuneration Committee and the Board consider it important, in line with the recommendations of the Code, to employ executive Directors under contracts which are, under normal circumstances, terminable on 12 months' notice or less and which provide explicitly for compensation payable in the case of early termination and are also mindful of the need to retain executive Directors of appropriate calibre, expertise and experience in a highly competitive global market. The Remuneration Committee and the Board consider that the incorporation of the protection on change of control outlined above is in the best interests of the Company for the following reasons: a) it provides security for executive Directors in the event of a change of control or potential change of control, helping them to focus on the management of the business of the Company; b) it is considered appropriate to increase the notice period of executive Directors following a change of control in order to reflect the historical practice of the Company which entitled executive Directors to 24 months' notice of termination of employment, and which practice was amended on 31 December 2002, when Messrs Allan, Coghlan and Riddle agreed to reduce their notice entitlement under normal circumstances to 12 months; and c) it encourages the retention of executive Directors during the period of a change of control or potential change of control.

Future executive appointments to the Board would be expected to have notice periods of 12 months unless, in order to attract candidates of sufficient calibre, it is considered necessary to offer a longer period initially.

The dates of the contracts the executive Directors have with the Company are shown in the table below:

Executive	Contract date
J M Allan	1 October 1994
J B Coghlan	16 October 1995
B A Edwards	30 April 2000
M P Fountain	31 December 2002
D E Riddle	1 October 1994
I R Smith	31 December 2002

The non-executive Directors each have a letter of appointment containing a reciprocal, rolling one month notice clause and are subject to the Company's Articles of Association.

The remuneration for non-executive Directors consists of fees for their services in connection with Board and Board committee meetings. The non-executive Directors' fees are determined by the Board after taking into account competitive levels, the responsibilities and time commitment of the non-executive Directors.

The Chairman of the Board is paid a fee of £150,000 per annum. The other non-executive Directors each received a fee of £28,000 for their general Board duties in 2002.

In addition, any non-executive Director who chaired the Audit Committee or the Remuneration Committee for a full year was paid an additional £5,000.

Annual fees paid to non-executive Directors in the year ended 31 December 2002 are set out in the table below.

The service contracts of the executive Directors and the letters of appointment of the non-executive Directors will be available for inspection at the Annual General Meeting.

4. Directors' emoluments
The following table shows an analysis of each Directors' remuneration for the year:

	Salary/ fees £000	Annual bonus £000	Taxable benefits £000	2002 Total £000	2001 Total £000
Executive Directors					
J M Allan	582	366	41	989	554
J B Coghlan	314	220	24	558	304
B A Edwards	296	215	25	536	368
M P Fountain	321	108	38	467	282
D E Riddle	196	141	6	343	276
I R Smith	275	173	21	469	243
Non-executive Directors					
J F Devaney[1]	100			100	150
J-C Guez	28			28	28
A E Isaac	33			33	33
J Loudon	28			28	28
N M S Rich[1]	94			94	75
F L R Ternofsky	28			28	28
Sir William Wells	33			33	33
Total	**2,328**	**1,223**	**155**	**3,706**	**2,402**

Note:
1. Mr Devaney resigned as a Director on 30 September 2002. Mr Rich was appointed as Chairman on 1 October 2002.

The main non-cash benefits for executive Directors are car and fuel allowances, insurances relating to medical, dental, ill health, death in service, key man and life assurance. In order to be market competitive, the two executive Directors based in the US also receive additional benefits such as club membership and appropriate expenses relating to financial planning and family travel.

5. Directors' pensions
Mr Allan, Mr Coghlan, Mr Riddle and Mr Smith are members of the Ocean Nestor Pension Scheme. The scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Benefits are subject to Inland Revenue limits as applicable. Mr Fountain's pension is achieved through a combination of the MSAS Cargo International Inc retirement programme and the MSAS Cargo International Supplementary Executive Retirement Plan. Mr Fountain does not pay contributions to the plans.

The main features of the plans, as they apply to Directors, are:

	Ocean scheme	MSAS schemes
Normal retirement age	60	60
Pension accrual	1/30 of final salary for each year of service	70% of final five year's average salary inclusive of any benefits accrued from Primary Social Security (provided the executive has completed at least 20 years of pensionable service)
Early retirement reduction	2% pa for each year under age 60	5% pa for each year under age 60
Ill health pension	Projected pension without reduction	Not applicable
Life assurance	Four times salary	Available outside the plan
Spouse/dependant pension	Payable on death	Payable on death
Pension increases	Lower of RPI or 5%	Not applicable

Mr Allan, Mr Coghlan and Mr Smith have pensions which are restricted by the Inland Revenue earnings cap, which is currently £97,200, and additional pension provision is by way of defined contributions to their funded unapproved retirement benefit schemes (FURBS). Mr Riddle is not affected by the earnings cap.

Mr Edwards is a member of the qualified and non-qualified Exel Inc retirement programmes, which are defined contribution plans. US legislation in respect of qualified retirement plans provides that a maximum of US$200,000 of salary can be used to calculate employer contributions towards the programme. There are other applicable levels and limits that further restrict the amount of employer and employee contributions to a qualified plan. Mr Edwards' benefits are accordingly financed through a qualified plan, and also a non-qualified plan to which contributions are paid in excess of the limits. Mr Edwards' benefits in the combined plans provide for an overall matched employer contribution of 5% of remuneration per annum. In addition, Mr Edwards is eligible for an annual profit sharing contribution which is paid into his qualified plan account.

Defined benefits

The following table sets out information on the defined benefit elements of Directors' pensions.

	Accrued pension details			Transfer value of accrued benefits				
	Increase during 2002 (net of inflation increases) £000	Increase during 2002 (including inflation increases) £000	At 31 December 2002 £000	At 31 December 2001 £000	At 31 December 2002 £000	Transfer value of increase during 2002 (net of Directors' contributions and inflation increases)[1] £000	Director's contributions £000	Change in transfer value (net of Director's contributions)[2] £000
J M Allan	1	2	13	198	206	19	4	4
J B Coghlan	3	4	23	185	180	20	4	(9)
D E Riddle	14	18	147	2,124	2,330	213	8	198
I R Smith	3	4	15	134	144	26	4	6
	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
M P Fountain	23	27	189	601	763	146	–	162

Notes:

1. This represents the value of the increase of the pension over the year (in the first column above) assessed at 31 December 2002 and does not take into account any change in the transfer value basis (ie financial conditions) over the year.
2. The change in the transfer value reflects both the increase in accrued pension over the year offset by changes to the transfer value basis over the year. In particular, for Mr Coghlan, the effect of the fall in the equity market outweighed the increase in accrued pension, and as a result the effect of the change in the transfer value was negative.

Defined contributions
During 2002, £21,000 was paid by the Company in respect of Mr Edwards' defined contributions, as well as £89,000, £65,000 and £51,000 in respect of the defined contributions to the FURBS for Mr Allan, Mr Coghlan and Mr Smith respectively.

6. Share options
Executive share options
Details of executive options granted to the Directors under the 1984, 1994 and 2001 Executive Share Option Schemes and the former Exel 1992 Employee Share Option Scheme (ESOS 1992) are set out below:

	At 1 Jan 2002	Granted	Exercised	At 31 Dec 2002	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2002
J M Allan[1]	50,000	–	50,000	–	249	7.10.1997	6.10.2004	
	39,466	–	39,466	–	375	16.10.1998	15.10.2005	
	180,343	–	–	180,343	786	27.4.2004	26.4.2011	
	–	180,000	–	180,000	850	12.3.2005	11.3.2012	360,343
J B Coghlan	104,198	–	–	104,198	786	27.4.2004	26.4.2011	
	–	109,411	–	109,411	850	12.3.2005	11.3.2012	213,609
B A Edwards[2]	17,018	–	17,018	–	588	14.7.1998	13.7.2005	
	106,044	–	–	106,044	786	27.4.2004	26.4.2011	
	–	109,077	–	109,077	850	12.3.2005	11.3.2012	215,121
M P Fountain	8,098	–	–	8,098	702	11.3.2001	10.3.2008	
	9,273	–	–	9,273	784	4.8.2001	3.8.2008	
	119,299	–	–	119,299	786	27.4.2004	26.4.2011	
	–	118,250	–	118,250	850	12.3.2005	11.3.2012	254,920
D E Riddle	5,662	–	–	5,662	294	20.5.1997	19.5.2004	
	68,129	–	–	68,129	786	27.4.2004	26.4.2011	
	–	68,117	–	68,117	850	12.3.2005	11.3.2012	141,908
I R Smith	87,366	–	–	87,366	786	27.4.2004	26.4.2011	
	–	91,764	–	91,764	850	12.3.2005	11.3.2012	179,130

Notes:
1. Mr Allan exercised options on 24 June 2002 when the mid-market closing price of Exel shares was 831p.
2. Mr Edwards exercised options on 29 May 2002 when the mid-market closing price of Exel shares was 892p.

No executive share options, held by the executive Directors, lapsed during the year.

The last grant of options under the ESOS 1994 was made in March 2002. For those options granted under this plan which have been exercised, the performance condition required to be satisfied was that, at the date of exercise, the underlying EPS must have exceeded the increase in the RPI by 6% over the preceding three year period.

There is one remaining executive who holds options granted under the ESOS 1984. In contrast to the ESOS 1994, the vesting of options is not subject to any performance criteria.

At the time of the merger in May 2000, Mr Edwards chose to convert some of his executive options over former Exel shares, granted under the ESOS 1992, into options over shares in the new Company in accordance with the merger offer. The performance calculation at that time showed that the options were exercisable in full. The performance criteria was based on growth in shareholder value ranked against a peer group of 23 companies. If former Exel was ranked in the top eight companies then 100% of options were exercisable.

The performance condition attaching to the grants of options under ESOS 2001 is described above. No options vest if EPS has grown by less than three per cent a year in excess of inflation over a three year period. All the options vest if EPS growth exceeds 5% a year in excess of inflation.

Savings-related share options

The Directors held the following interests in savings-related share options at the year end:

	At 1 Jan 2002	Exercised	At 31 Dec 2002	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2002
J M Allan	1,653	–	1,653	586	1.12.2004	31.5.2005	1,653
J B Coghlan[1]	4,612	4,612	–	374	1.12.2001	31.5.2002	
	2,879	–	2,879	586	1.12.2004	31.5.2005	2,879
D E Riddle	1,358	–	1,358	287	1.12.2002	31.5.2003	
	1,604	–	1,604	430	1.12.2002	31.5.2003	
	284	–	284	819	1.12.2002	31.5.2003	
	441	–	441	626	1.12.2003	31.5.2004	
	330	–	330	586	1.12.2004	31.5.2005	4,017
I R Smith	2,061	–	2,061	819	1.12.2004	31.5.2005	2,061

Note:
1. Mr Coghlan exercised options on 11 March 2002 when the mid-market closing price of Exel shares was 850p.

In relation to the executive Directors, no savings-related share options were granted or lapsed during the year.

Options under the Savings Related Share Option Scheme (SRSOS) are granted at a discount of 20% to the market price at the date of grant and the number of shares granted is calculated according to the projected savings plus bonus at maturity.

The mid-market closing price of Exel shares at 31 December 2002 was 688p and the range of closing prices during 2002 was 591.5p to 950p.

7. Long Term Incentive Plan

No provisional awards under the LTIP were made during 2002. The number of shares ultimately transferred to each Director depends on certain performance conditions being met. The Remuneration Committee previously resolved that 85% of each of the awards made on 3 May 1996, 6 August 1997, 16 March 1998 and 5 May 1998 should vest after three years and may be released to participants one year later. The relevant performance criteria for the award made on 15 March 1999 were not satisfied and therefore the award lapsed on 15 March 2002.

The awards held by the executive Directors are as follows:

	At 1 Jan 2002	Reinvested dividends	Lapsed	Shares released	At 31 Dec 2002	Qualifying period ends
J M Allan	62,660	1,041	–	63,701	–	3.5.2000
	53,644	892	–	54,536	–	6.8.2001
	43,351	720	–	44,071	–	16.3.2002
	40,871	–	40,871	–	–	15.3.2003
	37,137	1,070	–	–	38,207	3.5.2004
J B Coghlan	39,299	653	–	39,952	–	3.5.2000
	33,026	549	–	33,575	–	6.8.2001
	26,777	445	–	27,222	–	16.3.2002
	25,249	–	25,249	–	–	15.3.2003
	21,456	617	–	–	22,073	3.5.2004
B A Edwards	18,341	527	–	–	18,868	3.5.2004
M P Fountain	21,192	–	21,192	–	–	15.3.2003
	20,963	603	–	–	21,566	3.5.2004
D E Riddle	20,793	345	–	21,138	–	6.8.2001
	16,968	282	–	17,250	–	16.3.2002
	2,223	36	–	2,259	–	5.5.2002
	18,406	–	18,406	–	–	15.3.2003
	14,030	404	–	–	14,434	3.5.2004
I R Smith[1]	22,711	654	–	–	23,365	5.5.2002
	24,946	–	24,946	–	–	15.3.2003
	17,990	518	–	–	18,508	3.5.2004

Note:
1. At the year end, Mr Smith was the only executive Director who held an award which remained available for release. This related to 23,365 shares from the May 1998 award.

The analysis of shares released during the year:

	Date of award	Market price at date of award (p)	Release date	Market price at date of release (p)	Shares received	Total number of shares received
J M Allan	3.5.1996	435	10.6.2002	885	63,701	
	6.8.1997	540.5	10.6.2002	885	54,536	
	16.3.1998	692.5	10.6.2002	885	44,071	162,308
J B Coghlan	3.5.1996	435	10.6.2002	885	39,952	
	6.8.1997	540.5	10.6.2002	885	33,575	
	16.3.1998	692.5	10.6.2002	885	27,222	100,749
D E Riddle	6.8.1997	540.5	16.5.2002	870	21,138	
	16.3.1998	692.5	16.5.2002	870	17,250	
	5.5.1998	805	16.5.2002	870	2,259	40,647

Details of the performance conditions that applied to these awards are set out earlier in this section and in fuller detail on page 39.

8. Directors' interests in shares

The beneficial interests of the Directors in Exel shares at the year end were as follows:

	At 1 Jan 2002	At 31 Dec 2002
Executive Directors		
J M Allan[1]	31,660	183,434
J B Coghlan[2]	56,198	110,810
B A Edwards[3]	–	5,855
M P Fountain[4]	–	2,000
D E Riddle	66,284	66,284
I R Smith	1,000	1,000
Non-Executive Directors		
J-C Guez	3,800	3,800
A E Isaac	900	900
J Loudon	–	–
N M S Rich[5]	24,081	24,623
F L R Ternofsky	1,000	1,000
Sir William Wells	2,080	2,080

There have been no changes in Directors' interests in Exel shares since the year end.

Notes:

1. On 10 June 2002, Mr Allan's shareholding increased by 62,308 shares following an exercise of awards made in May 1996, August 1997 and March 1998 under the LTIP. The mid-market closing price of Exel shares on the date of exercise was 885p.

   On 24 June 2002, Mr Allan's shareholding increased by a further 89,466 shares following an exercise of executive share options. The mid-market closing price of Exel shares on the date of exercise was 831p.

2. On 11 March 2002, Mr Coghlan's shareholding increased by 4,612 shares on the maturity of the 1996 grant of the SRSOS. The mid-market closing price of Exel shares on the date of exercise was 850p.

   On 10 June 2002, Mr Coghlan's shareholding increased by a further 50,000 shares following an exercise of awards made in May 1996, August 1997 and March 1998 under the LTIP. The mid-market closing price of Exel shares on the date of exercise was 885p.

3. On 29 May 2002, Mr Edwards' shareholding increased by 5,855 shares following an exercise of 17,018 options under the former Exel ESOS 1992. The mid-market closing price of Exel shares on the date of exercise was 892p.

4. On 10 January 2002, Mr Fountain purchased 2,000 shares.

5. Mr Rich participates in the Company's dividend reinvestment plan and as a result his shareholding increased by 542 shares during the year.

Approved by the Board on 7 March 2003 and signed on its behalf



Sir William Wells
Chairman
Remuneration Committee

Corporate social responsibility

"During 2002, the Group has made good progress developing its corporate social responsibility priorities. We have published our Code of Ethics and our first Environmental Report, covering 2002.

"Exel's involvement in the local community has one common aim across the world: to help disadvantaged children and young people achieve their full potential."

01 **John Coghlan,** Deputy Chief Executive and Group Finance Director

02 **Val Corrigan,** Vice President, Community Affairs, has been with Exel for 30 years and currently works with Exel employees on a wide range of community related issues

03 **Chris Stephens,** Group Human Resources Director, joined Ocean Group in 1996 and today manages Exel's global HR function

04 **John Dawson,** Director of Corporate Affairs, is responsible for shaping the Group's external communications and investor relations functions. John joined Exel in 2000

05 **Doug Evans,** Company Secretary and Corporate Legal Director, joined Exel in January 2000 and supports the Board on corporate governance and CSR issues



01 John Coghlan
02 Val Corrigan
03 Chris Stephens
04 John Dawson
05 Doug Evans

Corporate social responsibility

Exel believes in the importance of being a good corporate citizen in every country in which we operate. Exel supports the disclosure guidelines on social responsibility published by the Association of British Insurers (ABI) in October 2001, and the statements on corporate social responsibility (CSR) in this Annual Report have been drawn up in accordance with the ABI guidelines.

Exel's Code of Ethics sets out the way that our core principles of integrity, honesty and respect for people must be applied in dealings with all our stakeholders. The Code can be viewed on our website. During 2003, we will continue to communicate the Code to all our employees, ensure its implementation through active monitoring and reporting and its inclusion in relevant training programmes.

We have established policies on environmental, employment, community affairs and health and safety and have been developing our policies in other areas during 2002.

Employment

Exel's policies and procedures are designed to respect the human rights of all employees, whether directly employed or sub-contracted, in accordance with the UN Declaration of Human Rights. Exel also complies with the core International Labour Organisation conventions, and prohibits the use of any form of child, under-age or forced labour.

Exel insists on a policy of equal opportunity, by selecting, developing and retaining employees on the basis of ability and qualifications for the work to be performed. This is done without discrimination or prejudice under any circumstances. Exel encourages the involvement of employees in the planning and direction of their work.

Environment

Exel regards environmental sustainability as increasingly important for all its stakeholders and is committed to continuous improvement of its environmental performance.

In February 2003, Exel published its first global Environmental Report which is available on our website. It details our global environmental policy, environmental management processes, key environmental impacts and targets for 2003 and beyond.

Exel's group environmental policy sets out the principles for enhancing sustainability, of minimising environmental impact and of maximising efficiency. Within this framework Exel requires each business unit to adopt and comply with an environmental policy appropriate to its particular activity. The policy provides for the following principles:

- to meet and, where appropriate, exceed all applicable statutory requirements
- to measure, manage and report the key aspects of its environmental performance
- to continuously improve environmental performance, using appropriate targets
- to implement environmental management systems across the Group, where appropriate, in accordance with ISO14001
- to integrate environmental performance into its business processes
- to take environmental considerations into account in its investment decisions
- to ensure employees are aware of Exel's commitment to the environment and their responsibility for ensuring these policies are implemented
- to work with suppliers and contractors to include environmental standards in Exel's procurement processes
- to use alternatives to scarce and non-renewable resources and give them priority whenever economically viable
- to put in place effective monitoring and review processes around established measures and environmental management systems to ensure compliance and continued development
- to consult and involve relevant interested parties including the wider community.

Exel's environmental management processes provide the framework to implement its environmental policy and are established in approximately 40% of the Group, measured as a proportion of total turnover. These processes are used to identify activities having the potential for significant environmental impact and to review and evaluate those that they can control or influence. Objectives and targets are set and progress is measured and monitored using internal verification processes which are increasingly embedded within our established corporate governance procedures.

Environmental impacts from supply chain processes cover a wide range of areas such as energy use, emissions, vehicle size and numbers. In the implementation of best practice, Exel has developed a number of initiatives to reduce and minimise the environmental impact of our logistics operations, such as:

- the development of a rail solution within a private consortium – railfreightonline – which uses intermodal mini freight trains capable of carrying the equivalent of six full lorry loads. The scheme trials began in spring 2002 and demonstrated a faster and cost-effective alternative to road vehicles, whilst reducing carbon dioxide emissions and easing road congestion
- the use by Exel and its sub-contractors of higher efficiency vehicles, in Thailand and in Hong Kong, and fleet management systems in order to optimise utilisation
- our bespoke European Managed Transport Services solution enables transparency of vehicle deployment and operation, ensuring that scheduling is more efficient, loading improved and the number of vehicles on the road, and therefore emissions, are reduced
- in the UK, Exel is working with a specialist in waste collection and recycling to improve the management of our waste streams (primarily cardboard and packaging) and to improve recycling. This programme is underway at primary sites and is planned to be rolled out across the UK.

Further examples are given on our website, in our Environmental Report and on Cory Environmental's website.

Health and safety

Exel's general health and safety policy provides that the Board and senior management team recognise and accept the vital role that sound health and safety practices play in the success of the business. The main principles of this policy are:

- to provide and maintain a safe and healthy working environment, equipment and systems of work for all employees
- to accept responsibility for health, safety and welfare of contractors and visitors who may be affected by our business activities
- to ensure that our business activities are undertaken in a responsible manner and in accordance with the relevant statutory legislation, in order to safeguard the safety of our customers and members of the public
- to give our health and safety policy, which is the direct concern of the Executive Board, equal status with all our other business objectives
- to hold managers, irrespective of their status, accountable for the policy's implementation
- to effectively integrate the policy into the culture of Exel, by providing all employees with such information, instruction, training and supervision in safety as is appropriate for their position and responsibilities
- to ensure that employees at all levels participate in the development, promotion and maintenance of a safe and healthy working environment
- to expect employees to take ownership of their own safety and the safety of other people who may be affected by their acts or omissions.

Exel's overall aim is to achieve and maintain high standards in our safety performance, within the Group and in our industry. To achieve this goal, the policy and the way it is operated will be reviewed annually and revised in accordance with developments and changes in the business.

Exel has a global safety, health and environmental management programme covering our three regions of Americas, Europe, Middle East & Africa and Asia Pacific. To date, gap analyses to ascertain where improvements can be made have been completed for areas containing approximately 70% of operations. Formal business plans are being put in place within each region to identify continual improvement and cost saving programmes, training and other initiatives. The Risk Management Steering Committee reviews these business plans on a regular basis. It is intended to include all CSR matters in this risk review procedure during 2003, as part of the risk management process referred to in the report on corporate governance.

Community affairs

The commitment made in our Code of Ethics to the communities in which we operate is a key part of Exel's approach to responsible corporate citizenship.

The commitment is underlined by Exel's community mission statement, established in 2001: 'As a socially responsible global company, Exel brings the skills and time of its employees, together with financial and other resources to help children and young people develop their full potential'.

This is being delivered through our own charity, The Exel Foundation, which has regional committees in the Americas, UK and Ireland, Europe, Middle East & Africa, and Asia Pacific.

In addition, the P H Holt Benevolent Fund continues to provide support and development opportunities to Exel's employees and retired staff.

During 2002, the Group committed charitable donations of £1.2m (2001: £1.2m). The Foundation's matched giving programme supports the fundraising work of Exel employees and retired staff, amounting to £120,000 in UK and Ireland during the year.

One of our major aims is to use our logistics expertise by tackling issues where logistics can make a difference.

Exel is therefore a founding member and the worldwide logistics partner of the Digital Partnership, an initiative of the Prince of Wales' International Business Leaders' Forum, which aims to promote affordable access to computers and the internet in disadvantaged South African schools and community centres. Good quality used computers are shipped from companies in the Americas, Europe and Japan, refurbished in South Africa, and then installed in e-Learning centres across the country, enabling thousands of young people to obtain first time access to computers and IT training for education and skills development. Exel contributes to the programme by providing logistics support and arranging temporary storage, as well as meeting shipping costs not covered by corporate donors.

Other initiatives include:

- the Variety Club Children's Charity was selected as the UK and Ireland's Headline Charity for 2002/03 and a target of £200,000 (including matched funding) was set. To date, £125,000 has been donated to the Variety Club
- Exel's Trucks and Child Safety programme (TACS) aims to teach children aged 7-11 to be safe on the road by creating a greater awareness of large vehicles and their associated dangers. During 2002, 15,000 children benefited from this programme
- the Exel Retired Staff network of 64 branches continues to provide support and social activities to Exel pensioners in the UK in conjunction with 185 volunteer visitors. The quarterly magazines Changing Gear and Wavelength are distributed to Exel pensioners
- employees in the Asia Pacific region have had an excellent year in delivering the new community involvement strategy. Relationships have been established with schools and orphanages in Malaysia, China, Hong Kong, Taiwan, Thailand and India
- in April 2002, employees from 20 different Exel sites in California joined the First Annual Inland Empire Autism Society Walk, which raised money for autism research and technology.


01
exel

01 In April 2002, employees from 20 different Exel sites in California joined the First Annual Inland Empire Autism Society Walk, raising money for autism research and technology.


02
exel

02 A group of Exel's senior management working in South Africa to build a hydroponic farm to provide income to the community.


exel



03 Photo of Lloyd Hunnigan, former world boxing champion receiving a cheque for £110,000 from John Allan, on behalf of the Variety Club.

04 In December 2002, Exel staff from KUL station visited an orphanage in Klang Selangor, West Malaysia to conduct a training programme to educate the children on motivation and teamwork.

Directors' responsibilities

Directors' responsibilities
The following statement, which should be read in conjunction with the Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare a) financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit of the Group for the financial year and b) a Directors' remuneration report.

The Directors consider that, in preparing the financial statements on pages 54 to 88, the Group has used appropriate accounting policies, consistently applied, supported by reasonable and prudent judgements and estimates and that applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them both to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, having prepared the financial statements and the Directors' remuneration report, have requested the Auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent Auditors' report to the members of Exel plc

We have audited the Group's financial statements for the year ended 31 December 2002, which comprise the group profit and loss account, group statement of total recognised gains and losses, movements in shareholders' funds, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, parent company balance sheet, accounting policies and the related notes 1 to 29. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described on page 36 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises Strategy, Performance, Governance (including the unaudited part of the Directors' remuneration report), Financial review, Group four year record and Investor relations. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
7 March 2003

Financial review



"Strong financial controls and good forward planning are important aspects of Exel's day-to-day operations. Exel has created significant shareholder value during 2002 through several key financial initiatives."

John Coghlan
Deputy Chief Executive
and Group Finance Director

Global audit and assurance

Exel's global audit and assurance function operates independently of Group finance, in line with best practice. Led by Alison Smith, the team reports directly to the Audit Committee.

01 **Andrew McMichael,** Group Treasurer, has been with the Group for eight years and is responsible for global treasury issues

02 **Paul Venables,** Deputy Group Finance Director, manages the worldwide finance function and capital expenditure appraisal and has been with the Group for 11 years

03 **Tony Williams,** Head of Financial Control, is responsible for group accounting policies, control processes and preparation of internal and external financial statements. Tony has been with the Group for 15 years

04 **Alison Smith,** Head of Global Audit and Assurance, provides independent assurance to the Board on the management of risk throughout the Group. Alison joined Exel in 2001

05 **Carl Chatfield,** Head of Tax, has responsibility for worldwide business tax compliance and consultancy and has five years' service

06 **John Coghlan,** Deputy Chief Executive and Group Finance Director




01
02
03
04
05
06

Gross capital expenditure


146.6
123.6
136.5
2000
2001
2002

£m interest charges

Interest charges and cover (2000-2002) Gearing (2000-2002)

Lower average net borrowings and favourable interest rates on floating rate debt and forward currency hedging contracts have helped reduce our interest costs from £21.1m to £12.8m. Gearing remains low and our interest cover is healthy at 17 times. More detail on Exel's treasury and interest management is included overleaf.


15.7
21.1
12.8

	2000	2001	**2002**
Interest cover	13x	10x	17x
Gearing	22%	26%	17%

Effective tax rate

Exel's effective tax rate has reduced to 29%. This is a level, barring changes in the corporation tax environment, which we should be able to sustain for a few years.

Working capital management

The Group wide implementation of an operating asset charge, which charges individual businesses with a notional interest cost for the assets they have deployed in their business, has helped focus their attention on working capital and under utilised assets.

12 month moving average working capital 2002 vs 2001


190
180
170
160
150
140
£ Million
2002
2001
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Capital investment

Our capital investments are mainly focused on new projects and renewals, in most cases backed with customer contracts that reduce the investment risk. Detailed appraisals of all investments are made before authorisation. With major investments, post-investment reviews are completed which gives us an early warning of potential issues. Based on our reviews in 2002, most of our major recent projects are exceeding initial expectations.

Total spend



	%
Contract logistics	72
Freight management	13
Cory Environmental	15

Contract logistics projects



	%
Contract backed	82
Non-contract backed	18

Capital structure and treasury policy

The Group finances its business with a mixture of shareholders' funds (including retained earnings), bank borrowings, loan notes issued in the US private placement market and finance and operating leases.

The Group operates a centralised treasury function in accordance with Board approved objectives, policies and procedures. The function manages the Group's funding and day-to-day liquidity together with the principal financial risks to which the Group is exposed, namely foreign exchange and interest rate exposures and banking counterparty risks. The treasury function is managed as a cost centre and does not engage in speculative trading.

Funding strategy

The Group's funding strategy is to have in place committed facilities to fund regular trading cashflows over the foreseeable future and also anticipated one-off financing requirements.

The Group's principal committed facilities are a syndicated multi-currency revolving loan facility of £675m and US private placement market notes of $275m. The remaining committed borrowings are relatively small and the majority of them are secured against assets, mainly property. The Group also maintains various uncommitted facilities to meet short-term funding requirements.

Interest rate management and interest costs

The strategy for interest rate management is to maintain a mix of fixed and floating rate borrowings which takes into account a range of factors including both the expected lives of assets employed and the length of contracts with the Group's customers. This mix of borrowings is also monitored against forecast interest costs and covenants. The risk is managed using a combination of term fixed debt and, where appropriate, financial instruments such as interest rate swaps and forward rate agreements.

At 31 December 2002, the Group's fixed rate net borrowings amounted to £211.7m (2001: £ 233.7m), floating rate net debt deposits amounted to £44.7m (2001: £11.9m net borrowing) and nil rate deposits amounted to £13.3m (2001: £25.8m). Net forward foreign exchange contracts (see below under Exchange rates) totalled £526.0m (2001: £517.7m) at 31 December 2002, on which the weighted average receivable interest rate was 2.0% (2001: 1.2%). A significant element of the net debt and foreign currency contracts are currently fixed for 2003.

The Group's net interest cost for the year to 31 December 2002 amounted to £12.8m (2001: £21.1m). The significant reduction year on year was primarily due to lower average net borrowings of £76m during the year and more favourable interest rates on the Group's variable rate debt and forward foreign currency hedging contracts. Interest cover (being the number of times the interest charge is covered by operating profit before goodwill and exceptional items) increased from 10 times in 2001 to 17 times in 2002.

Exchange rate management

Exel hedges the translation of its principal overseas investments with a combination of currency borrowings and forward foreign exchange contracts in order to protect the sterling values of such investments against fluctuations in exchange rates. At the year end, the sterling equivalent of these forward foreign currency sell contracts was £642.0m (2001: £671.2m) and of forward buy contracts was £124.1m (2001: £191.5m).

Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business, principally as a result of the significant amount of network activity involving many business units across the world in individual transactions with customers. These currency exposures are managed by the use of an intercompany netting and settlement system operated by the Group. The residual exchange risks are managed by Group Treasury using forward foreign currency contracts. At the year end, the sterling equivalent of relevant forward foreign exchange sell contracts was £87.1m (2001: £96.0m) and of the buy contracts was £79.0m (2001: £58.0m).

The impact of exchange rate movements on the translation of foreign currency profits is not hedged. A one cent change in the sterling exchange rates of the US dollar and US dollar related currencies would have had an impact of £0.7m on operating profit for the year and a one cent change in the euro/sterling exchange rate would have had an impact of £0.2m on operating profit.

Counterparty credit risk management

The strategy for credit risk management is to set minimum credit rating standards for counterparties and monitor these on a regular basis. The policy limits the aggregate credit and settlement risk the Group may have with any one counterparty. For all regular treasury transactions, the minimum rating is Moody's A1 long-term or its equivalent. In certain countries in which the Group operates, the sovereign risk rating is lower than A1 and therefore the domestic bank rating is also lower. In these locations, practical measures to minimise exposures are used.

Compliance with debt covenants

The Group's principal loan agreements include a number of financial covenants. During the year, the Group complied with all of these financial covenants.

Refinancing risk

In order to reduce the risk from refinancing, the Group's policy is to ensure that debt maturities are spread over a wide range of dates. The maturity profile of the Group's committed facilities as at 31 December 2002 was as follows:

	2002 £m	2001 £m
Maturing on demand or within one year	**25.3**	31.1
Maturing within one to two years	**7.1**	5.6
Maturing within two to five years	**699.6**	699.5
Maturing after five years	**180.4**	210.2
Total	**912.4**	946.4

Group cash flow

Free cash flow, after capital expenditure, interest and tax payments and before acquisition expenditure and dividends, was strong, at £177.8m (2001: £140.3m).

A particular feature of the Group's cash performance was control over working capital. During the year, average working capital was £137.5m, being £48.9m lower than the average for 2001 (£186.4m), despite the increase in the Group's business activity. This was achieved through tight management of the Group's receivables. Business units were incentivised to improve receivables management by re-focusing profit targets to include an internal asset charge. The improvement in working capital contributed an inflow of £55.8m over the year.

Gross capital expenditure was £136.5m (2001: £123.6m), being the purchase of replacement assets and assets to source business growth. Sales of fixed assets, £30.1m (2001: £52.3m), included assets being renewed and assets no longer required following contract losses, as well as £25.2m of property sales following a property rationalisation exercise in the UK and Continental Europe.

Expenditure on acquisitions in the year was £74.8m (£68.7m net of acquired cash balances), principally for Power USA. After dividend payments of £64.5m, net cash inflow before financing was £41.9m (2001: outflow £25.5m).

Current liquidity

At 31 December 2002, the Group's net debt had reduced to £153.7m (2001: £219.8m), with gross borrowings at £324.2m (2001: £355.8m). Balance sheet gearing (being net debt as a percentage of shareholders' funds) decreased to 17.1% (2001: 25.5%). At the year end, the Group had undrawn committed facilities of £613.3m (2001: £616.0m).

The peak net borrowings during the year were £304.0m.

The maturity profile of the Group's gross borrowings at the year end was as follows:

	2002 £m	2001 £m
Maturing on demand or within one year	**50.4**	56.6
Maturing within one to two years	**7.2**	5.6
Maturing within two to five years	**86.1**	83.5
Maturing after five years	**180.5**	210.1
Total	**324.2**	355.8

Total off balance sheet operating lease commitments at 31 December 2002 amounted to £679.7m (2001: £659.9m) for land and buildings and £61.9m (2001: £63.3m) for plant and equipment. The repayment profile of these commitments is shown in note 24 of the financial statements. A significant proportion of these lease commitments is backed by customer contracts.

Taxation

The tax charge for the year on profit before the impact of exceptional items was £59.5m (2001: £56.9m). The Group's effective tax rate improved to 29.0% (2001: 30.5%) and continues to benefit from the efficient utilisation of overseas tax losses brought forward, a slight softening of global tax rates and a final £2.4m write back of advanced corporation tax.

Pensions

The Group provides a number of defined benefit pension arrangements in various countries. However, by size of fund, the UK schemes account for 98% of the Group's pension fund assets. The Group's actuarial advisors have updated the funding position of these pension arrangements as at 31 December 2002 in accordance with the principles of FRS 17. In aggregate, the Group's pension schemes have a surplus on a FRS 17 basis of £59m, reduced from the surplus of £491m at the end of 2001. The reduction is principally due to the decline in the schemes' investment assets following the fall in world equity markets in 2002.

During 2002, in the UK the Group continued to benefit from a pensions cash contribution holiday (in line with the actuaries' recommendations after the last full actuarial valuations in 2000). The next triennial full valuation of the UK schemes for funding purposes will be as at 31 March 2003. This will determine the extent to which Exel can continue its current cash contribution holiday. Since the year end, equity markets have continued to be volatile and to fall further. In this volatile and uncertain environment, Exel may need to recommence some level of cash contribution for one of its UK schemes (the old Exel scheme) before the next triennial valuation in 2006. This will not be determined until the actuarial valuations are complete in the second half of 2003. At current market levels, it is unlikely that the cash contribution holiday for the old Ocean scheme will be impacted over the next three years.

The Company has announced its intention to introduce new defined contribution pension arrangements from 1 April 2003 for newly recruited employees in the UK businesses.

The Group will fully implement FRS 17 in its financial statements for 2003 onwards. The impact of adopting FRS 17 in 2003 is summarised below.

Insurance

Exel manages its business risks with risk management teams operating as an integral part of business unit management. For losses, the Group generally bears a deductible (ie an initial cost) before external insurance cover begins. External insurance cover is arranged for major loss incidents. The Group determines the level of self-insured retention for each type of risk by evaluating the respective costs and benefits. Full provision is made, based upon external actuarial advice, for the estimated costs of claims or losses arising from past events outside the limits of the Group's external insurance cover. At 31 December 2002, the level of such provisions was £61.6m (2001: £52.6m). Claims can take in excess of five years to be settled.

Accounting standards

The financial statements comply with all applicable accounting standards issued by the Accounting Standards Board for the year ended 31 December 2002. Exel's accounting policies are consistent with the previous year, except for the adoption of FRS 19 'Deferred Taxation', the impact of which is not significant and is set out on page 60.

The phased transitional disclosures of FRS 17 'Retirement Benefits' have been included in note 16 to the financial statements. In 2003, Exel will implement FRS 17 in full and the impact will be included in the primary financial statements, with a restatement next year of the 2002 comparative numbers. The key FRS 17 components in the profit and loss account are summarised in note 16 to the financial statements and will be as follows:

- a current service charge to operating profit, being the cost of accrued retirement benefits in the year (2002 charge: £31.3m)
- a past service cost for any augmentation of benefits (2002 charge: £2.2m)
- a charge to finance costs, being the interest cost on pension scheme liabilities (2002: £86.1m)
- a credit to finance costs to reflect the expected return on pension scheme assets (2002: £146.6m).

Thus, the net FRS 17 credit in 2002 would have been £27.0m, £9.5m lower than the net defined benefit credit included in the 2002 financial statements within operating profit under the existing accounting standard SSAP 24.

In future years, the impact of pensions costs on the profit and loss account will depend on external market factors at the previous year end date, specifically bond yields, asset values and the expected return on assets. As such, the FRS 17 pensions charge to the profit and loss account will vary more than in previous years. In particular, following the fall in worldwide equity values during 2002, the FRS 17 results for 2003 will be lower than the above credit for 2002. As an indication, the Group expects the net year-on-year impact to be c.£34m lower than the FRS 17 restated results for 2002.

The implementation of FRS 17 will not itself have any impact on the Group's cash flows.



Exel's recent lead logistics manager roles have involved extensive benchmarking and modelling – the scale of benefits can be quickly identified and therefore prioritised. Using Exel's valuation frameworks, potential savings of over $50m were identified for a major US automotive customer.

$50m

Group profit and loss account

For the year ended 31 December 2002	Note	2002 £m	2001 £m
Turnover			
Continuing operations		4,639.0	4,433.9
Acquisitions		48.8	–
		4,687.8	4,433.9
Discontinued operations		32.8	106.0
Group and share of joint ventures' turnover	1	4,720.6	4,539.9
Less: share of joint ventures' turnover		(77.6)	(32.7)
Group turnover		4,643.0	4,507.2
Operating profit			
Continuing operations		184.6	186.2
Acquisitions		3.7	–
		188.3	186.2
Discontinued operations		–	(2.5)
Group operating profit		188.3	183.7
Share of operating profit in joint ventures, continuing operations		4.0	1.9
Share of operating profit in associated undertakings, continuing operations		0.2	1.8
Continuing operations before goodwill		218.1	210.2
Discontinued operations before goodwill		–	(2.5)
Goodwill amortisation		(25.6)	(20.3)
Total operating profit	1	192.5	187.4
Profit on disposals of fixed assets in continuing operations	4	0.9	8.6
Loss on termination and disposals of discontinued operations	4	(9.0)	(10.7)
Less 2001 provision	4	9.0	–
Provision for loss on operations to be discontinued	4	–	(10.2)
Costs of reorganisation in continuing operations	4	–	(15.0)
Amounts written off investments in continuing operations	4	–	(10.7)
Profit on ordinary activities before interest		193.4	149.4
Net interest	5	(12.8)	(21.1)
Profit before tax, goodwill and exceptional items		205.3	186.6
Goodwill amortisation		(25.6)	(20.3)
Exceptional items		0.9	(38.0)
Profit on ordinary activities before taxation		180.6	128.3
Tax on profit on ordinary activities	6	(57.4)	(53.1)
Profit on ordinary activities after taxation		123.2	75.2
Equity minority interests		(6.4)	(7.8)
Profit for the financial year		116.8	67.4
Dividends	7	(67.5)	(62.5)
Transferred to reserves		49.3	4.9

		2002 pence	2001 pence
Basic earnings per share	8	39.5	22.9
Basic earnings per share before goodwill and exceptional items	8	47.2	41.4
Diluted earnings per share	8	39.3	22.8
Diluted earnings per share before goodwill and exceptional items	8	46.9	41.2

Movements in reserves are set out in note 23.

Group statement of total recognised gains and losses

For the year ended 31 December 2002	**2002 £m**	2001 £m
Profit for the financial year		
Group	**113.9**	65.8
Share of joint ventures	**2.9**	1.6
	116.8	67.4
Exchange differences		
Translation of overseas net investments	**(64.6)**	(1.3)
Foreign currency hedges	**52.0**	3.7
UK tax on exchange differences	**–**	(0.3)
Total recognised gains and losses relating to the year	**104.2**	69.5
Prior year adjustment – FRS 19	**17.8**	
Total gains and losses recognised since last annual report	**122.0**	

Movements in shareholders' funds

For the year ended 31 December 2002	**2002 £m**	2001 £m
Profit for the financial year	**116.8**	67.4
Dividends	**(67.5)**	(62.5)
	49.3	4.9
Shares allotted	**1.6**	1.2
Goodwill released on disposals	**–**	17.3
Exchange differences	**(12.6)**	2.4
Tax on exchange differences	**–**	(0.3)
Movements in shareholders' funds	**38.3**	25.5
At 1 January (originally £842.5m before adding prior year adjustment of £17.8m)	**860.3**	834.8
Shareholders' funds at 31 December	**898.6**	860.3

Group cash flow statement

For the year ended 31 December 2002	Note	2002 £m	2002 £m	2001 £m	2001 £m
Net cash inflow from operating activities			**333.7**		271.8
Dividends received from joint ventures and associates			**2.8**		2.0
Net cash outflow for returns on investments and servicing of finance	27		**(19.1)**		(32.1)
Taxation	27		**(34.2)**		(35.4)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(136.5)**		(123.6)	
Purchase of investments		**(0.5)**		–	
Receipt from joint venture on sale of fixed assets		**–**		1.0	
Sale of tangible fixed assets		**30.1**		52.3	
Sale of own shares		**1.5**		4.3	
Net cash outflow for capital expenditure and financial investment			**(105.4)**		(66.0)
Free cash flow			**177.8**		140.3
Acquisitions and disposals					
Purchase of businesses	27	**(71.4)**		(116.7)	
Sale of businesses	27	**–**		12.5	
Net cash outflow for acquisitions and disposals			**(71.4)**		(104.2)
Equity dividends paid			**(64.5)**		(61.6)
Net cash inflow/(outflow) before the use of liquid resources and financing			**41.9**		(25.5)
Net cash (outflow)/inflow from management of liquid resources					
Current asset investments			**(14.0)**		10.3
Net cash inflow/(outflow) from financing	27		**19.0**		(44.1)
Increase/(decrease) in cash			**46.9**		(59.3)

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2002	Note	**2002 £m**	2001 £m
Group operating profit		**188.3**	183.7
Depreciation		**100.5**	96.5
Amortisation of goodwill		**25.6**	20.3
Amortisation of fixed asset investments		**(0.3)**	–
Profit on sale of tangible fixed assets		**2.3**	(3.3)
Movement in pension prepayments		**(36.5)**	(34.9)
Movements in provisions	27	**6.2**	(0.8)
Movements in working capital	27	**55.8**	27.9
		341.9	289.4
Costs of reorganisation in continuing operations		**(8.2)**	(17.6)
Net cash inflow from operating activities		**333.7**	271.8

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2002	**2002 £m**	2001 £m
Increase/(decrease) in cash	**46.9**	(59.3)
Cash outflow from change in debt	**19.6**	44.9
Cash outflow/(inflow) from change in liquid resources	**14.0**	(10.3)
Change in net funds resulting from cash flows	**80.5**	(24.7)
Arising on acquisitions	**(1.6)**	(10.2)
Released on disposals	**–**	0.1
New leases	**(2.4)**	(1.3)
Other non-cash movements	**3.3**	–
Exchange differences	**(13.7)**	(7.8)
Movement in net debt	**66.1**	(43.9)
Net debt at 1 January	**(219.8)**	(175.9)
Net debt at 31 December	**(153.7)**	(219.8)

At 31 December 2002	**2002 £m**	2001 £m
Analysis of net debt		
Cash at bank and in hand	**149.7**	128.5
Overdrafts	**(24.5)**	(25.6)
Loans	**(280.1)**	(306.8)
Finance leases	**(19.6)**	(23.4)
Current asset investments	**20.8**	7.5
	(153.7)	(219.8)

Group balance sheet

At 31 December 2002	Note	2002 £m	2002 £m	2001 (restated) £m	2001 (restated) £m
Fixed assets					
Intangible assets – goodwill	9		415.8		389.8
Tangible assets	10		576.2		569.0
Investments					
Investment in joint ventures					
Share of gross assets		21.6		13.2	
Share of gross liabilities		(16.4)		(10.3)	
	11	5.2		2.9	
Other investments	12	26.4		31.1	
Own shares	13	17.6		18.3	
			49.2		52.3
			1,041.2		1,011.1
Current assets					
Stocks			9.2		13.9
Debtors					
Amounts falling due within one year	14	874.8		896.5	
Amounts falling due after more than one year	15	378.6		343.3	
			1,253.4		1,239.8
Current asset investments			20.8		7.5
Cash at bank and in hand			149.7		128.5
			1,433.1		1,389.7
Creditors: amounts falling due within one year	17		(1,058.9)		(979.6)
Net current assets			374.2		410.1
Total assets less current liabilities			1,415.4		1,421.2
Creditors: amounts falling due after more than one year	18		(281.7)		(332.4)
Provisions for liabilities and charges	21		(218.3)		(211.6)
			915.4		877.2
Capital and reserves					
Called up share capital	22		82.8		82.7
Share premium account	23		52.5		51.0
Other reserves					
Merger reserve	23	50.7		50.7	
Capital redemption reserve	23	103.5		103.5	
			154.2		154.2
Profit and loss account	23		609.1		572.4
Equity shareholders' funds			898.6		860.3
Equity minority interests			16.8		16.9
			915.4		877.2

Approved by the Board on 7 March 2003 and signed on its behalf



J M Allan
Chief Executive



J B Coghlan
Deputy Chief Executive and Group Finance Director

Parent company balance sheet

At 31 December 2002	Note	2002 £m	2001 (restated) £m
Fixed assets			
Investments			
Subsidiary undertakings	12	**573.7**	200.5
Own shares	13	**17.6**	18.3
		591.3	218.8
Current assets			
Debtors			
Amounts falling due within one year	14	**80.7**	89.0
Amounts falling due after more than one year	15	**538.7**	821.8
		619.4	910.8
Current asset investments		**14.1**	–
Cash at bank and in hand		**72.1**	30.3
		705.6	941.1
Creditors: amounts falling due within one year	17	**(245.7)**	(161.7)
Net current assets		**459.9**	779.4
Total assets less current liabilities		**1,051.2**	998.2
Creditors: amounts falling due after more than one year	18	**(333.6)**	(299.9)
Provisions for liabilities and charges	21	**(107.8)**	(102.7)
		609.8	595.6
Capital and reserves			
Called up share capital	22	**82.8**	82.7
Share premium account	23	**52.5**	51.0
Capital redemption reserve	23	**103.5**	103.5
Profit and loss account	23	**371.0**	358.4
Equity shareholders' funds		**609.8**	595.6

Approved by the Board on 7 March 2003 and signed on its behalf



J M Allan
Chief Executive



J B Coghlan
Deputy Chief Executive and Group Finance Director

Accounting policies

A summary of the more important accounting policies adopted by the Group is set out below. The policies are consistent with the previous year, except for the adoption of FRS 19 'Deferred tax'. The phased transitional disclosure requirements of FRS 17 'Retirement benefits' have been included in these financial statements.

The impact of adopting FRS 19 has been to increase deferred tax assets within debtors: amounts falling due after more than one year by £13.4m, decrease provisions for liabilities and charges by £4.4m, and increase reserves by £17.8m at 1 January 2001 as prior year adjustments. The impact of this change in accounting policy on tax on profit on ordinary activities for both the current and previous year was immaterial.

Basis of consolidation

The group financial statements consolidate the results and financial position of the Company and its subsidiary undertakings and include, using the equity method of accounting, the Group's share of associated and joint venture undertakings, the financial statements for all of which are made up to 31 December. Their results are included for the period during which they are members of the Group. The financial statements are prepared under the going concern concept and the historical cost convention and are in accordance with applicable UK accounting standards.

Turnover

Turnover comprises the value of charges for the sale of services and goods to third parties. Turnover is recognised when services have been completed. Turnover excludes value added tax and equivalent taxes, duty and other disbursements made on behalf of customers and intercompany transactions.

Logistics contracts

Under certain logistics contracts the Group purchases goods from third parties on instructions from customers and sells them to those customers at cost. The Group receives income for handling and storing the goods but as the sale and purchase of the goods have no impact on operating profit they are excluded from turnover and operating charges. Stocks, debtors and creditors relating to such transactions are included in the group balance sheet.

Goodwill

Purchased goodwill is capitalised and amortised by equal annual instalments through the profit and loss account over its estimated life of up to 20 years. The carrying value of goodwill is reviewed for impairment at the end of the first full year after an acquisition and at other times if circumstances indicate that it may not be recoverable. The Group's policy up to 1 January 1998 was to eliminate goodwill arising on acquisitions against reserves. Under the provisions of FRS 10 such goodwill will remain written off to reserves until disposal or termination of the previously acquired business, when the profit or loss on the disposal or termination will be calculated after charging the gross amount of any such goodwill.

Tangible fixed assets and depreciation

Fixed assets are stated at cost less depreciation and provision for impairment. Cost includes interest on the funding of major assets until the construction of the asset is complete. The Group's minimum unavoidable cost in relation to landfill site restoration is capitalised as a fixed asset.

Depreciation of tangible fixed assets (excluding freehold and long leasehold land and assets in course of construction, which are not depreciated) is charged evenly over their estimated useful lives as follows:

Freehold and long leasehold buildings	– 35 to 50 years.
Short leasehold land and buildings	– over the life of the lease.
Landfill sites	– over the operational life of the site.
Plant and equipment	– 2 to 20 years.

Assets that are not expected to be held for the whole of their useful lives are written down to estimated residual values at disposal.

Disposals of land and buildings are taken into account when a binding contract to sell has been entered into prior to the balance sheet date, provided that the disposal has been completed before the financial statements are approved.

The carrying values of tangible fixed assets are reviewed for impairment if circumstances indicate that they may not be recoverable.

Leased assets

Assets held under finance leases are capitalised and treated as tangible fixed assets at fair value. Depreciation is charged over the shorter of the lease period or the useful life of the asset. The deemed capital element of future rentals is included in borrowings. Deemed interest, calculated on the reducing balance method, is charged as interest payable over the period of the lease. Operating lease rentals are charged against operating profit as incurred.

Investments

The Group's investment in associated undertakings and joint ventures is its interest in their net assets plus loans. Other investments are stated at cost less provision for impairment.

Investment in own shares

Investments in own shares, held through various trusts, are shown as fixed asset investments in accordance with FRS 5 and UITF 13. Investments are stated at cost less accumulated amortisation, unless there is seen to have been a permanent diminution in value when the investments are written down to realisable value.

The Group has taken advantage of the exemption in UITF 17 from applying that Abstract to Inland Revenue approved SAYE schemes or equivalent overseas schemes.

Under the Long Term Incentive Plan (LTIP), shares in the Company are held in trust pending vesting of any awards. The cost of the shares acquired by the trustees for the LTIP is charged to the profit and loss account based on an assessment of the probability of the performance conditions of the LTIP being met. The charge is allocated on a straight line basis over the performance period of the LTIP.

Stocks

Stocks, principally raw materials and consumables, are stated at the lower of cost and net realisable value. Cost includes, where appropriate, relevant overheads.

Deferred taxation
Deferred taxation is provided in full on all timing differences which have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more tax, or a right to pay less tax, in the future, except that:
(a) no provision is made in respect of the unremitted earnings of overseas subsidiaries, associates and joint ventures unless dividends have been accrued as receivable; and
(b) no provision is made where fixed assets are sold and it is more likely than not that the resulting taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is provided at the rates expected to apply in the accounting periods in which the underlying timing differences are expected to reverse. Deferred tax balances are not discounted.

Pensions
The Group maintains UK and overseas defined benefit pension schemes for the funding of retirement benefits for scheme members during their working lives in order to pay benefits to them after retirement and to their dependants after their death. The cost of providing these benefits is assessed by external professional actuaries and is charged to the group profit and loss account so as to spread the cost of retirement benefits over the period during which the employer derives benefit from the employee's services. For defined contribution schemes, costs are charged to operating profit as incurred. The Group does not maintain any other post-retirement benefits.

Insurance provisions
The Group maintains insurance policies with significant excesses, below which claims are borne by the Group. Full provision is made for the estimated costs of claims or losses arising from past events falling outside the limits of these policies, based on advice from the Group's external insurance advisers.

Surplus properties
When properties become surplus to requirements, a provision for holding costs through to estimated disposal dates is charged to the group profit and loss account.

Foreign currency translation
All transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by forward foreign currency contracts. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or if appropriate at a forward foreign currency contract rate. Exchange differences arising on foreign currency transactions are included in the profit and loss account.

The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated at average rates of exchange for the year. The assets and liabilities of subsidiary undertakings and the investments in associated undertakings and joint ventures are translated at rates ruling on the balance sheet date. Exchange differences arising on translation of the net investment in overseas subsidiary and associated undertakings and joint ventures are dealt with through reserves, together with exchange differences on the translation of foreign currency borrowings and forward foreign currency contracts used to hedge such investments.

Derivatives and other financial instruments
The Group uses instruments to hedge the risks associated with interest rates, foreign currency cash flows, and overseas net assets. Financial instruments, principally forward exchange contracts, are stated at fair value at the balance sheet date. Gains or losses on hedges are recognised in the period to which they relate.

Currency hedges taken out to hedge cash flows are matched to the cash flows and are included in the profit and loss account.

Gains and losses on hedging overseas net assets, together with the related tax where applicable, are taken to reserves and included in the statement of total recognised gains and losses.

Interest rate hedges (primarily interest rate swaps and forward rate agreements) are related to a financial asset or liability and change the character of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest rate swaps are not revalued to fair value or shown on the group balance sheet at the year end, except for FRS 13 disclosures (note 20). The results of interest rate hedges are released to the profit and loss account over the life of the hedging instrument. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument where the original instrument or a similar replacement exists.

Notes to the financial statements

1 Segmental information

Analysis of change in turnover		2001 £m	Exchange £m	New acquisitions 2002 £m	Increment on 2001 acquisitions £m	Restatements and movement in discontinued operations £m	Organic change £m	Organic change %	2002 £m
Logistics									
Europe, Middle East & Africa									
UK & Ireland	– CL	1,168.0	0.7	–	–	–	51.0	4.4%	**1,219.7**
	– FM	256.6	0.3	–	1.9	–	(35.2)	(13.7)%	**223.6**
		1,424.6	1.0	–	1.9	–	15.8	1.1%	**1,443.3**
Continental Europe & Africa	– CL	338.6	3.8	–	0.6	–	(1.1)	(0.3)%	**341.9**
	– FM	434.8	4.6	–	11.3	–	21.5	4.9%	**472.2**
		773.4	8.4	–	11.9	–	20.4	2.6%	**814.1**
Total Europe, Middle East & Africa	– CL	1,506.6	4.5	–	0.6	–	49.9	3.3%	**1,561.6**
	– FM	691.4	4.9	–	13.2	–	(13.7)	(2.0)%	**695.8**
		2,198.0	9.4	–	13.8	–	36.2	1.6%	**2,257.4**
Americas	– CL	658.2	(29.4)	22.5	–	–	56.1	8.9%	**707.4**
	– FM	921.5	(37.0)	0.6	25.0	–	(6.2)	(0.7)%	**903.9**
		1,579.7	(66.4)	23.1	25.0	–	49.9	3.3%	**1,611.3**
Asia Pacific	– CL	67.6	0.4	–	–	2.2	19.0	27.9%	**89.2**
	– FM	485.6	(20.3)	25.7	–	40.8	93.8	20.2%	**625.6**
		553.2	(19.9)	25.7	–	43.0	112.8	21.2%	**714.8**
Total Logistics	**– CL**	2,232.4	(24.5)	22.5	0.6	2.2	125.0	5.7%	**2,358.2**
	– FM	2,098.5	(52.4)	26.3	38.2	40.8	73.9	3.6%	**2,225.3**
		4,330.9	(76.9)	48.8	38.8	43.0	198.9	4.7%	**4,583.5**
Environmental		103.0	–	–	–	–	1.3	1.3%	**104.3**
Continuing operations		4,433.9	(76.9)	48.8	38.8	43.0	200.2	4.6%	**4,687.8**
Discontinued operations		106.0	1.4	–	–	(74.6)	–	–	**32.8**
Total		**4,539.9**	**(75.5)**	**48.8**	**38.8**	**(31.6)**	**200.2**	**4.5%**	**4,720.6**

Turnover between segments is not material.

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics (CL) includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added activities.

Freight management (FM) includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

The restatements of Asia Pacific contract logistics and freight management represent the incremental results of Exel-Sinotrans, following the reclassification of the Group's investment in the company as a joint venture; previously Exel-Sinotrans was included in the Group's results as an associated undertaking. The impact of the restatements on the Group's results is an increase in turnover of £43.0m. There was no change to the Group's profit for the financial year due to this reclassification.

Discontinued operations are the German chilled food logistics business which was closed in 2002, and the German frozen food logistics business which was sold in 2001.

1 Segmental information continued

Analysis of change in operating profit before goodwill		2001 £m	Exchange £m	New acquisitions 2002 £m	Increment on 2001 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	2002 £m
Logistics									
Europe, Middle East & Africa									
UK & Ireland	– CL	56.1	–	–	–	–	3.3	5.9%	**59.4**
	– FM	5.8	0.1	–	0.1	–	0.1	1.7%	**6.1**
		61.9	0.1	–	0.1	–	3.4	5.5%	**65.5**
Continental Europe & Africa	– CL	8.2	0.2	–	0.2	–	(7.9)	(94.0)%	**0.7**
	– FM	6.2	0.1	–	0.4	–	5.5	87.3%	**12.2**
		14.4	0.3	–	0.6	–	(2.4)	(16.3)%	**12.9**
Total Europe, Middle East & Africa	– CL	64.3	0.2	–	0.2	–	(4.6)	(7.1)%	**60.1**
	– FM	12.0	0.2	–	0.5	–	5.6	45.9%	**18.3**
		76.3	0.4	–	0.7	–	1.0	1.3%	**78.4**
Americas	– CL	37.1	(1.6)	1.5	–	–	(2.2)	(6.2)%	**34.8**
	– FM	18.6	(1.0)	2.0	0.6	–	(2.5)	(14.2)%	**17.7**
		55.7	(2.6)	3.5	0.6	–	(4.7)	(8.9)%	**52.5**
Asia Pacific	– CL	2.3	0.1	–	–	–	0.3	12.5%	**2.7**
	– FM	26.7	(1.3)	2.0	–	–	5.6	22.0%	**33.0**
		29.0	(1.2)	2.0	–	–	5.9	21.2%	**35.7**
Total Logistics	**– CL**	103.7	(1.3)	1.5	0.2	–	(6.5)	(6.3)%	**97.6**
	– FM	57.3	(2.1)	4.0	1.1	–	8.7	15.8%	**69.0**
		161.0	(3.4)	5.5	1.3	–	2.2	1.4%	**166.6**
Environmental		14.7	–	–	–	–	0.8	5.4%	**15.5**
		175.7	(3.4)	5.5	1.3	–	3.0	1.7%	**182.1**
Pensions credit (UK)		34.5	–	–	–	–	1.5	4.3%	**36.0**
Continuing operations before goodwill		210.2	(3.4)	5.5	1.3	–	4.5	2.2%	**218.1**
Discontinued operations		(2.5)	–	–	–	2.5	–	–	**–**
Goodwill		(20.3)	0.5	(1.8)	(3.0)	–	(1.0)	(5.1)%	**(25.6)**
Total		**187.4**	**(2.9)**	**3.7**	**(1.7)**	**2.5**	**3.5**	**1.9%**	**192.5**

Notes to the financial statements continued

1 Segmental information continued

By business sector		Operating profit after goodwill 2002 £m	Operating profit after goodwill 2001 £m	Net assets before goodwill 2002 £m	Net assets before goodwill 2001 (restated) £m	Net assets after goodwill 2002 £m	Net assets after goodwill 2001 (restated) £m
Logistics							
Europe, Middle East & Africa							
UK & Ireland	– CL	59.1	55.9	148.9	187.9	150.2	189.8
	– FM	3.6	3.8	7.9	9.5	36.8	40.7
		62.7	59.7	156.8	197.4	187.0	230.5
Continental Europe & Africa	– CL	(0.6)	8.0	92.6	105.0	96.0	108.7
	– FM	10.9	5.3	35.0	38.7	52.9	57.1
		10.3	13.3	127.6	143.7	148.9	165.8
Total Europe, Middle East & Africa	– CL	58.5	63.9	241.5	292.9	246.2	298.5
	– FM	14.5	9.1	42.9	48.2	89.7	97.8
		73.0	73.0	284.4	341.1	335.9	396.3
Americas	– CL	34.0	37.1	105.3	136.3	163.4	136.3
	– FM	1.5	4.4	55.4	32.7	302.1	318.2
		35.5	41.5	160.7	169.0	465.5	454.5
Asia Pacific	– CL	2.1	1.8	6.4	6.7	17.0	16.6
	– FM	32.3	26.3	6.8	16.1	24.0	21.7
		34.4	28.1	13.2	22.8	41.0	38.3
Total Logistics	– CL	94.6	102.8	353.2	435.9	426.6	451.4
	– FM	48.3	39.8	105.1	97.0	415.8	437.7
		142.9	142.6	458.3	532.9	842.4	889.1
Environmental		13.6	12.8	29.9	18.6	61.6	52.2
		156.5	155.4	488.2	551.5	904.0	941.3
Pensions credit (UK)		36.0	34.5	361.0	324.4	361.0	324.4
Continuing operations		192.5	189.9	849.2	875.9	1,265.0	1,265.7
Discontinued operations		–	(2.5)	(5.9)	(6.1)	(5.9)	(6.1)
Goodwill		–	–	415.8	389.8	–	–
Total		192.5	187.4	1,259.1	1,259.6	1,259.1	1,259.6
Non-operating net liabilities				(343.7)	(382.4)	(343.7)	(382.4)
Net assets				915.4	877.2	915.4	877.2

Share of joint ventures included in continuing operations		Turnover 2002 £m	Turnover 2001 £m	Operating profit after goodwill 2002 £m	Operating profit after goodwill 2001 £m
Logistics					
UK & Ireland	– CL	28.1	24.7	2.3	1.7
Continental Europe & Africa	– CL	6.5	8.0	–	0.2
Asia Pacific	– CL	2.2	–	–	–
Asia Pacific	– FM	40.8	–	1.7	–
		77.6	32.7	4.0	1.9

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and related items.

1 Segmental information *continued*

Acquisitions by business sector		Turnover 2002 £m	Operating profit after goodwill 2002 £m	Net assets after goodwill 2002 £m
Logistics				
Continental Europe & Africa	– CL	–	(0.1)	–
Continental Europe & Africa	– FM	–	(0.1)	–
Americas	– CL	22.5	0.7	47.5
Americas	– FM	0.6	1.8	1.0
Asia Pacific	– FM	25.7	1.4	9.8
Total Logistics		**48.8**	**3.7**	**58.3**

By geographical location	Turnover		Operating profit after goodwill		Net assets after goodwill	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 (restated) £m
UK & Ireland	**1,547.6**	1,527.6	**112.3**	107.0	**609.6**	607.1
Continental Europe & Africa	**846.9**	879.4	**10.3**	10.8	**143.0**	159.7
Americas	**1,611.3**	1,579.7	**35.5**	41.5	**465.5**	454.5
Asia Pacific	**714.8**	553.2	**34.4**	28.1	**41.0**	38.3
Total	**4,720.6**	4,539.9	**192.5**	187.4	**1,259.1**	1,259.6
Non-operating net liabilities					**(343.7)**	(382.4)
Net assets					**915.4**	877.2

There is no material difference between turnover by origin and by destination.

Number of employees	Average		Year end	
	2002	2001	**2002**	2001
UK & Ireland	**27,700**	27,500	**29,100**	27,600
Continental Europe & Africa	**10,700**	9,900	**10,900**	10,400
Americas	**15,700**	15,700	**18,700**	16,600
Asia Pacific	**7,500**	6,600	**8,000**	6,900
Total continuing operations	**61,600**	59,700	**66,700**	61,500
Discontinued operations	**100**	400	**–**	200
Total	**61,700**	60,100	**66,700**	61,700

Notes to the financial statements continued

2 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2002	2001	**2002**	2001
US dollar	**1.50**	1.44	**1.60**	1.45
Euro	**1.59**	1.62	**1.54**	1.64
Singapore dollar	**2.69**	2.59	**2.78**	2.69

3 Operating charges

	2002				2001		
	Continuing £m	**Acquisitions £m**	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Raw materials, consumables and other purchases	155.9	0.3	28.8	**185.0**	187.9	82.5	270.4
Staff costs							
Wages and salaries	1,252.9	19.1	1.4	**1,273.4**	1,194.5	7.2	1,201.7
Social security costs	120.5	1.1	0.3	**121.9**	111.3	1.4	112.7
Other pension costs	(16.6)	0.2	–	**(16.4)**	(16.0)	–	(16.0)
Depreciation							
Owned assets	93.5	0.5	0.3	**94.3**	87.3	1.0	88.3
Leased assets	6.2	–	–	**6.2**	8.2	–	8.2
Amortisation of goodwill	23.8	1.8	–	**25.6**	20.3	–	20.3
Amortisation of fixed asset investments	(0.3)	–	–	**(0.3)**	–	–	–
Operating lease rentals							
Land and buildings	158.9	2.9	1.8	**163.6**	147.9	1.9	149.8
Vehicles, plant and equipment	40.4	0.2	0.5	**41.1**	41.3	0.9	42.2
Short-term rentals	38.4	0.2	–	**38.6**	34.2	–	34.2
Redundancy	9.4	–	–	**9.4**	6.5	–	6.5
Auditors' remuneration							
Group Auditors	1.7	0.1	–	**1.8**	1.7	–	1.7
Other Auditors	0.1	–	–	**0.1**	–	–	–
Other operating charges	2,492.0	18.7	(0.3)	**2,510.4**	2,389.9	13.6	2,403.5
	4,376.8	**45.1**	**32.8**	**4,454.7**	4,215.0	108.5	4,323.5

Group Auditors' remuneration includes £0.1m (2001: £0.1m) in respect of the Company.

Fees payable to the Group's Auditors and their associates for non-audit work amounted to £1.5m (2001: £3.2m) and included £0.1m (2001: £1.5m) for assurance services, being principally due diligence in respect of acquisitions and disposals; £1.3m (2001: £0.6m) in relation to taxation advice and compliance procedures; £nil (2001: £0.3m) in relation to work on business processes and £0.1m (2001: £0.8m) for other services.

Of these fees, £0.3m (2001: £1.9m) was in respect of the Company and its UK subsidiary undertakings and £1.2m (2001: £1.3m) in respect of overseas subsidiary undertakings.

4 Exceptional items

	2002 £m	2001 £m
Profit on disposals of fixed assets in continuing operations	**0.9**	8.6
Loss on termination and disposals of discontinued operations		
Loss on termination of German chilled food logistics business	**(9.0)**	–
Less 2001 provision	**9.0**	–
	–	–
Loss on disposal of German frozen food logistics business (after reinstated goodwill of £16.1m)	**–**	(23.1)
Allied Pickfords disposal further consideration	**–**	12.3
Profit on disposal of Cory Towage	**–**	2.4
Other disposals (2001: including goodwill £2.7m)	**–**	(2.3)
	–	(10.7)
Provision for loss on operations to be discontinued		
German chilled food logistics business	**–**	(9.0)
German chilled food logistics business – reinstated goodwill written off	**–**	(1.2)
	–	(10.2)
Costs of reorganisation in continuing operations	**–**	(15.0)
Amounts written off investments in continuing operations		
Investment in Allied Worldwide	**–**	(10.7)
Total exceptional items	**0.9**	(38.0)

5 Net interest

	2002 £m	2001 £m
Interest payable and similar charges		
Interest on bank loans and overdrafts	**6.9**	10.8
Interest on other loans	**13.9**	19.7
Finance lease charges	**2.1**	2.4
Share of associated undertakings' interest	**0.1**	–
	23.0	32.9
Interest receivable		
Group interest receivable	**(10.0)**	(11.3)
Share of joint ventures' interest	**(0.2)**	(0.4)
Share of associated undertakings' interest	**–**	(0.1)
Net interest payable	**12.8**	21.1

Notes to the financial statements continued

6 Tax on profit on ordinary activities

(a) Analysis of tax charge in year	2002 £m	2002 £m	2001 £m	2001 £m
Current tax				
UK tax				
UK corporation tax on profits of the year	24.7		63.6	
Double taxation relief	(1.8)		(46.9)	
Advance corporation tax written back	(2.4)		(2.0)	
Share of joint ventures' tax	0.7		0.6	
Adjustments in respect of prior years	9.0		–	
		30.2		15.3
Foreign tax				
Foreign tax on profits of the year	26.0		19.4	
Share of joint ventures' tax	0.6		0.1	
Share of associated undertakings' tax	–		0.5	
Adjustments in respect of prior years	(5.1)		1.7	
		21.5		21.7
Total current tax		51.7		37.0
Deferred tax				
Origination and reversal of timing differences				
UK tax	3.7		13.4	
Foreign tax	2.0		2.7	
Total deferred tax		5.7		16.1
Tax on profit on ordinary activities		57.4		53.1
The tax charge is analysed as follows:				
On ordinary activities before exceptional items		59.5		56.9
On exceptional items		(2.1)		(3.8)
		57.4		53.1

(b) Factors affecting the current tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 £m
Profit on ordinary activities before taxation	180.6	128.3
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	54.2	38.5
Effects of:		
Non deductible goodwill amortisation	6.2	5.5
Non (taxable)/deductible exceptional items	(5.3)	3.7
Other expenses not deductible for tax purposes	2.1	1.3
Accelerated tax depreciation	(0.1)	1.0
Pension credit	(11.0)	(10.4)
Utilisation of tax losses brought forward	(2.3)	(4.6)
Tax losses arising in the year not utilised	7.4	3.0
Other timing differences	0.4	2.4
Differing tax rates on overseas earnings	(1.4)	(4.0)
Withholding tax on overseas dividends	–	0.9
Advance corporation tax written back	(2.4)	(2.0)
Adjustments in respect of prior years	3.9	1.7
Current tax charge for the year	51.7	37.0

6 Tax on profit on ordinary activities continued

(c) Factors that may affect future tax charges
No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

No provision has been made for deferred tax on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount not provided is £14.4m (2001: £16.3m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

In the past, the Group has incurred significant tax losses in certain overseas jurisdictions, the future utilisation of which is uncertain. The Group has therefore not recognised a deferred tax asset of £42.7m (2001: £31.4m) in respect of tax losses of overseas companies. In addition, the Group has generated significant UK capital losses from disposals in previous years. Such losses are only available to offset certain UK capital profits arising in future periods and it is expected to be some time before these losses are relieved. Accordingly, the Group has not recognised a deferred tax asset of £16.3m (2001: £18.0m) on these losses.

The tax charge for the year has been reduced by £2.4m (2001: £2.0m) in respect of the write back of advance corporation tax which is available to reduce current tax liabilities. All advance corporation tax previously written off has now been written back. In order to ensure the full recovery of advance corporation tax, the Group has deferred taking deductions for certain UK losses arising in earlier periods. These losses are expected to be utilised in the short-term. This has resulted in a prior year UK current tax charge, and a corresponding deferred tax credit, of £9.0m.

Tax reliefs were introduced in the US during 2002 in respect of the timing of deductibility of certain expenditure incurred in 2001. This has resulted in a material prior year current tax credit and a corresponding deferred tax charge. This represents the majority of the £5.1m prior year current tax credit within foreign tax.

7 Dividends paid and proposed

	2002		2001	
	Per share pence	**£m**	Per share pence	£m
Interim declared and paid	**7.5**	**22.3**	7.0	20.3
Final proposed by the Directors	**15.3**	**45.2**	14.3	42.2
	22.8	**67.5**	21.3	62.5

Dividends amounting to £0.2m (2001: £0.3m) in respect of the Company's shares held by the LTIP and ESOP trusts (note 13) have been deducted in arriving at the aggregate of dividends paid and proposed. Dividends amounting to £0.3m (2001: £0.3m) on shares held by the QUEST and ESOS trusts have been waived.

8 Earnings per share

	2002			2001		
		Earnings per share			Earnings per share	
	Earnings £m	**Basic pence**	**Diluted pence**	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**116.8**	**39.5**	**39.3**	67.4	22.9	22.8
Add back						
Amortisation of goodwill	**25.6**	**8.7**	**8.6**	20.3	6.9	6.9
Exceptional items	**(0.9)**	**(0.3)**	**(0.3)**	38.0	12.9	12.8
Tax on exceptional items	**(2.1)**	**(0.7)**	**(0.7)**	(3.8)	(1.3)	(1.3)
Before goodwill and exceptional items	**139.4**	**47.2**	**46.9**	121.9	41.4	41.2

Weighted average number of shares (millions)	**2002**	2001
Basic average number of shares	**295.5**	294.2
Dilutive potential ordinary shares	**1.7**	1.9
Diluted average number of shares	**297.2**	296.1

Notes to the financial statements continued

8 Earnings per share continued
Basic earnings per share of 39.5p (2001: 22.9p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £116.8m (2001: £67.4m) divided by 295.5m (2001: 294.2m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share ownership plan trusts.

Profit on ordinary activities before taxation and earnings per share, both before goodwill amortisation and exceptional items, are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

9 Intangible assets – goodwill

	Cost £m	Amortisation £m	Net book amount £m
At 1 January 2002	434.2	(44.4)	389.8
Additions			
2002 acquisitions	77.2	–	77.2
Prior year acquisitions	3.2	–	3.2
Amortisation for the year	–	(25.6)	(25.6)
Exchange differences	(32.3)	3.5	(28.8)
At 31 December 2002	**482.3**	**(66.5)**	**415.8**

10 Tangible assets

		Land and buildings			
Group	Freehold £m	Long leasehold £m	Short leasehold £m	Plant and equipment £m	Total £m
Cost					
At 1 January 2002	313.8	33.7	47.2	630.7	1,025.4
Additions					
By purchase of businesses	3.4	–	–	3.2	6.6
Other	19.3	0.2	9.8	116.8	146.1
Disposals	(29.2)	(3.0)	(9.6)	(56.6)	(98.4)
Reclassifications	–	(12.2)	12.2	–	–
Exchange differences	(0.4)	(1.0)	(1.0)	(13.1)	(15.5)
At 31 December 2002	**306.9**	**17.7**	**58.6**	**681.0**	**1,064.2**
Depreciation					
At 1 January 2002	71.7	16.3	18.3	350.1	456.4
Additions					
By purchase of businesses	0.5	–	–	–	0.5
Charge for year	10.3	0.6	4.6	85.0	100.5
Disposals	(7.5)	(0.3)	(5.5)	(47.0)	(60.3)
Reclassifications	–	(8.7)	8.7	–	–
Exchange differences	(0.8)	(0.2)	(0.8)	(7.3)	(9.1)
At 31 December 2002	**74.2**	**7.7**	**25.3**	**380.8**	**488.0**
Net book amount					
At 31 December 2002	**232.7**	**10.0**	**33.3**	**300.2**	**576.2**
At 31 December 2001	242.1	17.4	28.9	280.6	569.0

Included within plant and equipment are assets held under finance leases of £4.6m (2001: £6.0m). The gross amount of capitalised interest in tangible fixed assets is £1.9m (2001: £1.9m).

11 Investment in joint ventures

Group	Share of net assets £m	Loans £m	Total £m
At 1 January 2002	11.9	(9.0)	**2.9**
Profit for the year	2.9	–	**2.9**
Reclassified from associated undertakings	2.7	–	**2.7**
Transferred to subsidiary undertakings	(0.2)	–	**(0.2)**
Dividends	(2.8)	–	**(2.8)**
Exchange differences	(0.3)	–	**(0.3)**
At 31 December 2002	**14.2**	**(9.0)**	**5.2**

The Group's interests in its principal joint ventures are 50% of each of Joint Retail Logistics Limited a contract logistics services company, Exel-Sinotrans Freight Forwarding Co Ltd a freight management company, and Ardillane Limited a property company.

The loan is from Ardillane Limited and is interest free with no fixed repayment date.

12 Other investments

Group	Associated undertakings £m	Other investments £m	Total £m
At 1 January 2002	5.4	36.4	**41.8**
Profit for the year	0.1	–	**0.1**
Additions			
By purchase of businesses	0.3	–	**0.3**
Other	–	0.5	**0.5**
Disposals	(0.1)	(0.1)	**(0.2)**
Reclassified to investment in joint venture	(2.7)	–	**(2.7)**
Exchange differences	(0.2)	(3.2)	**(3.4)**
At 31 December 2002	**2.8**	**33.6**	**36.4**
Amounts provided			
At 1 January 2002	–	10.7	**10.7**
Charge for year	–	0.3	**0.3**
Exchange differences	–	(1.0)	**(1.0)**
At 31 December 2002	**–**	**10.0**	**10.0**
Net book amount			
At 31 December 2002	**2.8**	**23.6**	**26.4**
At 31 December 2001	5.4	25.7	31.1

All investments are unlisted.

Associated undertakings are stated at the Group's share of tangible net assets. The Group's share of retained profits of associated undertakings at 31 December 2002 was £0.6m (2001: £2.7m).

Other investments are stated at cost less amounts provided.

Parent company	Subsidiary undertakings £m
Cost	
At 1 January 2002	**200.5**
Additions	**373.2**
At 31 December 2002	**573.7**

Notes to the financial statements continued

13 Investment in own shares

Group and Parent company	QUESTs £m	ESOS/ ESOP £m	LTIP £m	Total £m
Cost				
At 1 January 2002	4.6	10.5	7.2	**22.3**
Additions	–	–	0.2	**0.2**
Disposals	(1.3)	(0.3)	(1.6)	**(3.2)**
At 31 December 2002	**3.3**	**10.2**	**5.8**	**19.3**
Amortisation and provisions				
At 1 January 2002	–	0.3	3.7	**4.0**
Released in year	–	–	(0.6)	**(0.6)**
Disposals	–	(0.1)	(1.6)	**(1.7)**
At 31 December 2002	**–**	**0.2**	**1.5**	**1.7**
Net book amount				
At 31 December 2002	**3.3**	**10.0**	**4.3**	**17.6**
At 31 December 2001	4.6	10.2	3.5	18.3

At 31 December 2002, 2.2m (2001: 2.7m) shares were held in trust on behalf of employees who hold options under the Group's Save As You Earn schemes (QUESTs), Executive Share Option Scheme (ESOS), Employee Share Ownership Plan Trust (ESOP) and Long Term Incentive Plan (LTIP). The market value of these shares at 31 December 2002 was £4.5m (2001: £7.4m) for shares in the QUESTs, £6.5m (2001: £7.6m) for shares in the ESOS/ESOP, and £4.1m (2001: £6.0m) for LTIP shares. Dividends are waived by the QUEST and ESOS trusts. Details of the schemes are given in the Directors' remuneration report on pages 36 to 45.

14 Debtors: amounts falling due within one year

	Group		Parent company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Trade debtors	**643.3**	644.5	**–**	–
Amounts owed by group undertakings	**–**	–	**78.9**	68.9
Taxation recoverable	**8.8**	19.3	**–**	14.5
Advance corporation tax recoverable	**0.1**	2.9	**–**	–
Other debtors	**101.6**	138.0	**0.6**	0.7
Prepayments and accrued income	**121.0**	91.8	**1.2**	4.9
	874.8	896.5	**80.7**	89.0

15 Debtors: amounts falling due after more than one year

	Group		Parent company	
	2002 £m	2001 (restated) £m	**2002 £m**	2001 £m
Amounts owed by group undertakings	**–**	–	**431.9**	728.8
Deferred tax assets	**9.5**	13.4	**–**	–
Other debtors and prepayments	**8.1**	5.5	**–**	–
Pension prepayments	**361.0**	324.4	**106.8**	93.0
	378.6	343.3	**538.7**	821.8

The pension prepayments represent the parts of the surplus in the pension schemes which have already been reflected in the group financial statements under SSAP 24 (note 16).

16 Pensions

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. The required disclosures for FRS 17 'Retirement benefits', to the extent not given in (a), are set out in (b) below.

(a) SSAP 24 Pensions costs

The major UK schemes are of the defined benefit type (except for the part of the Exel Retirement Plan for members under the age of 40 which is of the defined contribution type) and are administered by external trustees independently of the Group's finances. These schemes cover 54% of UK employees; defined benefit arrangements account for 55% of the membership of the schemes. The pension costs for these schemes have been assessed with the advice of independent qualified actuaries using the projected unit method. Full actuarial valuations of both the main UK pension schemes, the Exel Retirement Plan and the Ocean Nestor Pension Scheme, were carried out as at 31 March 2000. The major actuarial assumptions were:

	%
Investment return	7.0
Salary growth	4.5
Pension increase	3.0
Dividend growth	4.0

The market value of the assets in the Exel Retirement Plan and the Ocean Nestor Pension Scheme at the valuation date were £1,841.0m and £755.8m respectively. The actuarial valuation of these assets represented 136% and 145% respectively of the liabilities for benefits that had accrued to members after allowing for expected future increases in salaries. The actuaries have been able to recommend the continued suspension of the Group's contributions to both schemes until at least the conclusion of the March 2003 valuation. The pension surpluses are spread on the level cash amounts method over the average estimated remaining service life of employees, currently 12 years.
The pensions credit comprises a defined benefit regular cost of £23.5m (2001: £22.5m) and a defined contribution cost of £3.2m (2001: £3.2m) less a variation of £62.7m (2001: £60.2m) arising from the surplus.

The main defined benefit schemes outside the UK have been assessed in accordance with advice from independent qualified actuaries and are accounted for using SSAP 24. The charge included in the profit and loss account in relation to these schemes was £2.7m (2001: £2.9m).

The Group also has a number of defined contribution schemes outside the UK. The total cost of defined contribution arrangements of £16.9m (2001: £15.6m) has been charged against profits in the year.

(b) FRS 17 Retirement benefits

The valuations of the UK schemes used for FRS 17 disclosures are based on the most recent actuarial valuations as at 31 March 2000 and updated by Watson Wyatt LLP to assess the liabilities of the schemes at 31 December 2002 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2002.

The market values of overseas schemes liabilities at 31 December 2002 have been assessed by local actuaries.

The disclosures for all of the Group's defined benefits arrangements are aggregated below. Overseas assets and liabilities are included, but are not material to the totals.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2002 **%**	2001 %
Valuation method	**Projected unit**	Projected unit
Discount rate	**5.6**	5.8
Inflation rate	**2.25**	2.4
Increase to deferred benefit during deferment	**2.25**	2.4
Increases to pensions in payment	**2.25**	2.4
Salary increases	**3.75**	3.9

Notes to the financial statements continued

16 Pensions continued

(b) FRS 17 Retirement benefits continued

The fair value of the assets in the schemes at 31 December were:

	2002 £m	2001 £m
Equities	1,167.0	1,489.7
Bonds	402.3	449.0
Other	47.8	56.9
Total market value of assets	1,617.1	1,995.6
Present value of schemes' liabilities	(1,558.1)	(1,504.6)
Net surplus in the schemes	59.0	491.0
Related deferred tax net liability	(17.7)	(147.3)
Net pension asset	41.3	343.7

The long-term expected rates of return at 31 December were:

	2002 %	2001 %
Equities	8.25	8.0
Bonds	4.8	5.8
Other	6.5	7.0

Movement in the net surplus in the schemes	2002 £m
At 1 January 2002	491.0
Current service cost	(31.3)
Contributions	3.0
Past service costs	(2.2)
Net financial return	60.5
Actuarial loss	(462.0)
At 31 December 2002	59.0

If the above amounts had been recognised in the financial statements, the Group's net assets and reserves at 31 December would have been as follows:

	2002 £m	2001 (restated) £m
Net assets		
Net assets excluding pension assets and liabilities	662.7	650.1
Pension assets – net of deferred tax	51.9	351.7
Pension liabilities – net of deferred tax	(10.6)	(8.0)
Net assets	704.0	993.8
Reserves		
Profit and loss reserve excluding pension assets and liabilities	356.4	345.3
Pension assets – net of deferred tax	51.9	351.7
Pension liabilities – net of deferred tax	(10.6)	(8.0)
Profit and loss reserve	397.7	689.0

16 Pensions continued

Profit and loss account disclosures
Had the Group adopted FRS 17, the performance statements would have included the following amounts:

	2002 £m
Amounts charged to operating profit	
Current service cost	(31.3)
Past service costs	(2.2)
Total operating charge	**(33.5)**
Amounts included as other finance costs	
Expected return on pension scheme assets	146.6
Interest on pension liabilities	(86.1)
Net return	**60.5**
Amounts included within the statement of total recognised gains and losses	
Actual return less expected return on assets	(444.5)
Experience gains and losses arising on scheme liabilities	(48.9)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	31.4
Actuarial loss recognised in the statement of total recognised gains and losses	**(462.0)**

History of amounts that would have been recognised in the statement of total recognised gains and losses

		2002
Difference between the expected and actual return on assets	£m	(444.5)
Percentage of the scheme assets		(27.5)%
Experience gains and losses arising on the scheme liabilities	£m	(48.9)
Percentage of the present value of the scheme liabilities		(3.1)%
Total actuarial loss	£m	(462.0)
Percentage of the present value of the scheme liabilities		(29.7)%

17 Creditors: amounts falling due within one year

	Group		Parent company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Debenture loans (note 19)	**18.6**	26.2	–	–
Bank loans (note 19)	**5.0**	2.6	–	–
Bank overdrafts	**24.5**	25.6	**29.0**	23.0
Finance lease obligations	**2.3**	2.2	–	–
Trade creditors	**321.0**	309.4	–	–
Amounts owed to group undertakings	–	–	**159.3**	78.4
Taxation payable	**96.2**	93.5	**5.1**	–
Other taxes and social security	**73.0**	72.3	–	–
Deferred consideration	**34.4**	4.4	–	–
Proposed dividend	**45.2**	42.2	**45.2**	42.2
Other creditors	**104.1**	112.0	**7.1**	18.1
Accruals and deferred income	**334.6**	289.2	–	–
	1,058.9	979.6	**245.7**	161.7

Notes to the financial statements continued

18 Creditors: amounts falling due after more than one year

	Group		Parent company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Debenture loans (note 19)	**171.9**	189.9	**–**	–
Bank loans (note 19)	**84.6**	88.1	**61.7**	57.8
Finance lease obligations	**17.3**	21.2	**–**	–
Amounts owed to group undertakings	**–**	–	**271.9**	242.1
Deferred consideration	**4.2**	29.1	**–**	–
Other creditors	**3.7**	4.1	**–**	–
	281.7	332.4	**333.6**	299.9

19 Debenture and bank loans

	Group		Parent company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Amounts due within one year				
Debenture loans				
Floating rate notes	**18.6**	25.1	**–**	–
Other loans	**–**	1.1	**–**	–
	18.6	26.2	**–**	–
Bank loans				
Secured	**5.0**	1.6	**–**	–
Unsecured	**–**	1.0	**–**	–
	5.0	2.6	**–**	–
Amounts due after more than one year				
Debenture loans				
6.76% US$15m notes due 2006	**9.4**	10.3	**–**	–
6.86% US$90m notes due 2008	**56.2**	62.1	**–**	–
7.04% US$170m notes due 2010	**104.6**	117.3	**–**	–
Other loans	**1.7**	0.2	**–**	–
	171.9	189.9	**–**	–
Bank loans				
Secured	**22.9**	30.3	**–**	–
Unsecured				
Syndicated loan due 2006	**61.7**	57.8	**61.7**	57.8
	84.6	88.1	**61.7**	57.8
Total debenture and bank loans	**280.1**	306.8	**61.7**	57.8

Debenture and bank loans are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents appropriate to the country in which the borrowing is incurred.

Debenture loans are unsecured and are stated net of unamortised issue costs of £1.5m (2001: £1.7m). These costs together with the interest expense are allocated to the profit and loss account over the terms of the related facilities at a constant rate based on the carrying amount.

Secured loans are subject to mortgages or fixed and floating charges over assets, mainly property.

20 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in managing the risks of the Group in its activities is given in the financial review on pages 50 to 53. The disclosures below exclude short-term debtors and creditors.

Interest rate risk profile of financial assets

Floating rate financial assets are bank balances on which interest is received at interest rates fixed in advance for periods ranging up to six months, based on the relevant national LIBOR equivalents. Nil rate financial assets are mainly investments. The interest rate profile of the financial assets of the Group analysed by currency was as follows:

	Floating rate £m	Nil rate £m	Total £m
31 December 2002			
Sterling	62.6	11.6	**74.2**
US dollar	26.7	21.6	**48.3**
Euro	42.7	0.4	**43.1**
Other	26.8	11.8	**38.6**
	158.8	**45.4**	**204.2**
31 December 2001			
Sterling	28.6	9.9	38.5
US dollar	17.9	33.6	51.5
Euro	44.3	9.8	54.1
Other	19.4	9.8	29.2
	110.2	63.1	173.3

Interest rate risk profile of financial liabilities

The interest rate profile of debenture and bank loans, bank overdrafts, finance leases and relevant long-term creditors analysed by currency was as follows:

					Fixed rate		Nil rate
	Fixed rate £m	Floating rate £m	Nil rate £m	Total £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
31 December 2002							
Sterling	–	18.1	0.4	**18.5**	–	–	0.5
US dollar	175.2	7.7	3.6	**186.5**	7.0	6.5	1.5
Euro	35.0	76.5	2.1	**113.6**	5.7	6.9	6.0
Other	1.5	11.8	0.6	**13.9**	11.4	5.0	1.5
	211.7	**114.1**	**6.7**	**332.5**	**6.8**	**6.6**	**2.5**
31 December 2001							
Sterling	0.2	31.5	–	31.7	8.5	0.5	–
US dollar	190.5	14.4	33.5	238.4	7.0	7.6	1.5
Euro	41.0	71.7	3.4	116.1	6.6	4.0	4.5
Other	2.0	4.5	1.3	7.8	7.6	2.0	2.4
	233.7	122.1	38.2	394.0	7.0	6.9	1.8

The floating rate financial liabilities consist primarily of £18.1m (2001: £25.1m) loan notes that bear interest at margins below LIBOR, and €95m (2001: €95m) syndicated loan facility drawings at a margin over EURIBOR.

At 31 December 2002 the weighted average receivable interest rate on the net forward foreign exchange contracts of £526.0m (2001: £517.7m) was 2.0% (2001: 1.2%).

Notes to the financial statements continued

20 Derivatives and other financial instruments continued

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including relevant long-term creditors, was as follows:

	2002 £m	2001 £m
Maturing on demand or within one year	50.8	61.6
Maturing within one to two years	13.4	36.2
Maturing within two to five years	86.4	83.9
Maturing after five years	181.9	212.3
	332.5	394.0

Borrowing facilities

The Group has various borrowing facilities available. The undrawn committed facilities in respect of which all conditions precedent had been met were as follows:

	2002 £m	2001 £m
Expiring in January 2006	613.3	616.0

Fair values of financial instruments

The book values and fair values, by category, of the Group's financial assets and financial liabilities were as follows:

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments				
Short-term borrowings and short-term portion of long-term borrowings	(50.4)	(50.4)	(56.6)	(56.6)
Long-term borrowings	(273.8)	(292.9)	(299.2)	(315.8)
Long-term creditors	(7.9)	(7.9)	(33.2)	(33.2)
Cash at bank and in hand	149.7	149.7	128.5	128.5
Current asset investments	20.8	20.8	7.5	7.5
Other investments	23.6	23.6	25.7	25.7
Derivative financial instruments held to hedge currency exposure				
Forward foreign exchange contracts				
Buy	(0.4)	(0.4)	(5.0)	(5.0)
Sell	10.1	10.1	11.6	11.6
	(128.3)	(147.4)	(220.7)	(237.3)

Market values have been used to determine the fair value of interest rate swaps and forward foreign exchange contracts. There were no significant differences between the book values and fair values of long-term creditors, cash at bank and in hand, current asset investments and other investments. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates. The sterling equivalent of the forward foreign exchange buy contracts was £203.1m (2001: £249.5m) and of the sell contracts was £729.1m (2001: £767.2m) expiring over a maximum period of one year (2001: one year).

20 Derivatives and other financial instruments continued

Currency risk

Structural currency exposures
As explained in the financial review on page 52, the Group's objective in managing the currency exposures arising from its net investment overseas is to hedge these exposures with a combination of currency borrowings and forward exchange contracts. Exchange gains and losses arising from structural currency exposures, net of hedges, are included in the statement of total recognised gains and losses.

Transactional currency exposures
Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business. These exposures give rise to currency gains and losses recognised in the profit and loss account.

The Group carries on a significant amount of intra-group activity across the world. To control the currency exposures arising from this trading activity, Exel's treasury function (Group Treasury) operates an intercompany netting system which passes the non-functional currency exchange risk to Group Treasury. The residual exchange risks are hedged by Group Treasury using forward foreign currency contracts. The net foreign currency monetary assets and liabilities are shown below:

Functional currency of group operation	US Dollar £m	Euro £m	Other £m	Total £m
31 December 2002				
Sterling	**(1.5)**	**1.1**	**(5.8)**	**(6.2)**
31 December 2001				
Sterling	(1.4)	1.6	(6.2)	(6.0)

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. There are no deferred gains or losses at 31 December 2002 (2001: £nil). The market values of the unrecognised gains and losses on financial instruments used for hedging are, at year end rates, expected to be recognised as follows:

	2002			2001		
	Gains £m	**Losses £m**	**Net £m**	Gains £m	Losses £m	Net £m
Gains and losses in previous years recognised in the year	–	–	–	3.4	(3.3)	0.1

Notes to the financial statements continued

21 Provisions for liabilities and charges

Group	Environmental £m	Surplus property £m	Insurance £m	Deferred taxation £m	Other £m	Total £m
At 1 January 2002	5.1	14.3	52.6	110.9	33.1	**216.0**
Prior year adjustment – FRS 19	–	–	–	(4.4)	–	**(4.4)**
At 1 January 2002 – as restated	5.1	14.3	52.6	106.5	33.1	**211.6**
Purchase of businesses	–	(0.8)	–	(0.8)	3.7	**2.1**
Site restoration capitalised	5.6	–	–	–	–	**5.6**
Charged to profit and loss account	1.1	5.1	45.5	1.8	8.4	**61.9**
Credited to profit and loss account	(0.2)	(0.2)	(0.2)	–	(1.8)	**(2.4)**
Utilised	(0.2)	(4.3)	(34.5)	–	(20.7)	**(59.7)**
Exchange differences	–	0.3	(1.8)	0.7	–	**(0.8)**
At 31 December 2002	**11.4**	**14.4**	**61.6**	**108.2**	**22.7**	**218.3**

The Environmental division operates a number of landfill sites in the UK. Provision is made for the costs of restoring sites to the condition required by planning consents. These provisions will be utilised over the lives of the relevant landfill sites which range from five to 20 years. The amount and timing of these costs may be impacted by a number of factors including the rate of usage of the site and changes in technology.

The surplus property provision is in respect of the expected holding costs of properties which are surplus to the requirements of the operating businesses. The residual leases of these properties range between one year and 17 years.

The insurance provision is in respect of the costs of claims which are not insured externally, and fall below the excesses on the Group's insurance policies. Claims can take several years to be settled.

Other provisions cover litigation, warranties, integration costs, business terminations and other items. Utilisation of certain of these provisions can take up to and over five years.

Parent company	Deferred taxation *£m*	Other *£m*	Total *£m*
At 1 January 2002	110.5	5.1	**115.6**
Prior year adjustment – FRS 19	(12.9)	–	**(12.9)**
At 1 January 2002 – as restated	97.6	5.1	**102.7**
Charged to profit and loss account	5.3	–	**5.3**
Credited to profit and loss account	–	(0.2)	**(0.2)**
At 31 December 2002	**102.9**	**4.9**	**107.8**

Net deferred taxation	Group £m	Parent company £m
At 1 January 2002	**110.9**	**110.5**
Prior year adjustment – FRS 19	**(17.8)**	**(12.9)**
At 1 January 2002 – as restated	**93.1**	**97.6**
Purchase of businesses	**(0.8)**	–
Charged to profit and loss account	**5.7**	**5.3**
Exchange differences	**0.7**	–
At 31 December 2002	**98.7**	**102.9**
This provision is included within:		
Debtors: amounts due after more than one year (note 15)	**(9.5)**	–
Provisions for liabilities and charges	**108.2**	**102.9**
	98.7	**102.9**

21 Provisions for liabilities and charges continued

A summary of the net deferred taxation liabilities provided and not provided is as follows:

Group	Provided		Not provided	
	2002 £m	2001 (restated) £m	2002 £m	2001 (restated) £m
Pension prepayments	108.3	97.3	–	–
Accelerated tax depreciation	22.8	25.9	(2.7)	–
Other (provisions, losses, etc.)	(32.4)	(30.1)	(45.2)	(34.6)
Capital gains rolled over	–	–	14.4	16.3
Capital losses	–	–	(16.3)	(18.0)
	98.7	93.1	(49.8)	(36.3)

In addition to the amounts shown above, advance corporation tax of £nil (2001: £2.4m) is available for use against future corporation tax liabilities.

Parent company	Provided		Not provided	
	2002 £m	2001 (restated) £m	2002 £m	2001 (restated) £m
Pension prepayments	108.3	97.3	–	–
Accelerated tax depreciation	16.5	17.0	–	–
Other (provisions, losses, etc.)	(21.9)	(16.7)	–	–
Capital gains rolled over	–	–	12.3	13.9
Capital losses	–	–	(16.3)	(18.0)
	102.9	97.6	(4.0)	(4.1)

The Company has undertaken to pay the UK corporation tax liabilities for the majority of its UK subsidiaries. Accordingly the Company records the relevant UK corporation tax and UK deferred tax liabilities in its balance sheet.

22 Share capital

Ordinary shares of 27⁷⁄₉p each

Authorised share capital	Number of shares million	£m
At 1 January and at 31 December 2002	384.0	106.6

Allotted, called up and fully paid share capital	Number of shares million	£m
At 1 January 2002	297.7	82.7
Shares allotted during the year	0.3	0.1
At 31 December 2002	298.0	82.8

During the year, a number of options granted under the Company's share option schemes were exercised at a range of prices between 215p and 819p, as a result of which 300,471 shares were issued.

Notes to the financial statements continued

22 Share capital continued

The following options over ordinary shares remained outstanding at 31 December 2002:

	Number of shares '000	Subscription price per share pence	Period over which exercisable	Number of shares '000	Subscription price per share pence	Period over which exercisable
Savings-Related Share Option Scheme 1992	6	287	2003	108	819	2003/2007
	39	374	2003/2004	604	944	2003/2008
	92	430	2003/2005	1,884	586	2004/2009
	141	626	2003/2006			
Savings-Related Share Option Scheme 1996	231	476	2003/2004			
Savings-Related Share Option Scheme 2002	1,602	595	2005/2010			
Share Option Scheme 1984	6	294	2003/2004			
All Employee Share Option Scheme 1992	3	681	2003/2004	15	598	2003/2006
	7	588	2003/2005			
Executive Share Option Scheme 1992	53	966	2003/2004	18	598	2003/2006
	22	681	2003/2004	2	634	2003/2006
Executive Share Option Scheme 1994	4	305	2003/2005	321	784	2003/2008
	6	375	2003/2005	211	871	2003/2009
	21	423	2003/2006	620	1053	2003/2009
	33	453	2003/2006	601	1230	2003/2010
	71	486	2003/2007	1,430	1121	2003/2010
	119	537	2003/2007	1,654	722	2004/2011
	275	702	2003/2008	2,247	749	2004/2011
	10	798	2003/2008	1,562	850	2005/2012
Executive Share Option Scheme 2001	1,423	786	2004/2011	2,540	850	2005/2012
	81	755	2004/2011	264	762	2005/2012
	1,327	749	2004/2011			

The options above constitute 6.6% of the issued shares of the Company. Shares are held by the QUESTs, ESOS and ESOP to satisfy 1,596,144 shares related to the above options (note 13).

23 Reserves

Group	Share premium account £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2002	51.0	50.7	103.5	554.6	**759.8**
Prior year adjustment – FRS 19	–	–	–	17.8	**17.8**
At 1 January 2002 – as restated	51.0	50.7	103.5	572.4	**777.6**
Profit for the financial year	–	–	–	116.8	**116.8**
Dividends	–	–	–	(67.5)	**(67.5)**
	–	–	–	49.3	**49.3**
Shares allotted	1.5	–	–	–	**1.5**
Exchange differences	–	–	–	(12.6)	**(12.6)**
Movements in the year	**1.5**	**–**	**–**	**36.7**	**38.2**
At 31 December 2002	**52.5**	**50.7**	**103.5**	**609.1**	**815.8**

The cumulative goodwill on acquisitions which has been taken to reserves is £180.6m (2001: £180.6m).

The amount included within reserves in respect of the defined benefit pension schemes asset is £252.7m (2001: £227.1m), net of the related deferred tax.

Parent company	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2002	51.0	103.5	345.5	**500.0**
Prior year adjustment – FRS 19	–	–	12.9	**12.9**
At 1 January 2002 – as restated	51.0	103.5	358.4	**512.9**
Profit for the financial year	–	–	80.1	**80.1**
Dividends	–	–	(67.5)	**(67.5)**
	–	–	12.6	**12.6**
Shares allotted	1.5	–	–	**1.5**
Movements in the year	**1.5**	**–**	**12.6**	**14.1**
At 31 December 2002	**52.5**	**103.5**	**371.0**	**527.0**

As permitted by Section 230 of the Companies Act 1985, the profit and loss account for the Company has not been included in these financial statements.

Notes to the financial statements continued

24 Financial commitments

	Group 2002 £m	Group 2001 £m
Contracted capital commitments	**11.6**	5.4

The Company had no capital commitments.

Operating leases	2002 Land and buildings £m	2002 Plant and equipment £m	2001 Land and buildings £m	2001 Plant and equipment £m
The Group has commitments during the next financial year in respect of non-cancellable operating leases as follows:				
Operating leases which expire				
Within one year	**26.5**	**5.3**	24.0	5.8
Between one and five years	**72.6**	**19.5**	71.8	20.6
After five years	**41.3**	**1.1**	40.3	1.0
	140.4	**25.9**	136.1	27.4
Total commitments were as follows:				
Amounts payable				
Within one year	**140.4**	**25.9**	136.1	27.4
Between one and five years	**291.0**	**32.3**	266.1	33.9
After five years	**248.3**	**3.7**	257.7	2.0
	679.7	**61.9**	659.9	63.3

The Company had no commitments in respect of operating leases.

A large proportion of operating leases in respect of land and buildings is subject to rent reviews.

25 Contingent liabilities

The nature of the Group's business and the extent of its operations are such that its operating companies are from time-to-time involved in legal proceedings, as plaintiff or defendant. No such current proceedings are expected to have a material effect on the Group. Certain of the Group's banking arrangements include cross guarantees between Group companies. The Group has contingent liabilities of £14.9m (2001: £14.2m) principally for guarantees in connection with performance bonds.

The Company has guaranteed certain bank and other credit facilities of subsidiary undertakings and performance bonds amounting at the year end to £219.3m (2001: £195.9m). These guarantees are typically for overdraft facilities, certain operating leases, and customs and airline credit facilities. For VAT purposes the Company is grouped with certain subsidiary undertakings in the Exel VAT group; under this arrangement the Company has a joint and several liability for amounts due by those undertakings to HM Customs and Excise.

26 Acquisitions

The principal acquisitions during the year were:

- In February 2002, the business of United States Consolidation Ltd was acquired. The consideration consisted of a cash payment of US$25.0m (£16.7m) and deferred consideration estimated at US$1.8m (£1.2m).
- In September 2002, the US business of Power Logistics was acquired. The total consideration consisted of a cash payment of US$81.3m (£54.1m) and deferred consideration estimated at US$16.9m (£11.2m). The amount of the deferred consideration that will be paid is dependent upon certain business targets being met over a period not exceeding two years.

The goodwill life of the above acquisitions is assessed at 20 years.

Adjustments to the book value of net assets acquired are shown below.

	Book amount £m	Accounting policy alignments £m	Revaluations £m	Fair value to Group £m
Tangible fixed assets	6.9	–	(0.5)	**6.4**
Investments	0.3	–	–	**0.3**
Net cash and loans	4.7	–	–	**4.7**
Other current assets	11.6	(0.6)	–	**11.0**
Other current liabilities	(13.2)	0.9	–	**(12.3)**
Provisions	(0.1)	–	–	**(0.1)**
	10.2	**0.3**	**(0.5)**	**10.0**
Goodwill				**77.2**
Consideration and costs				**87.2**
Consideration comprised:				
Net cash paid				**74.8**
Deferred consideration				**12.4**
				87.2

The fair value adjustment for alignment of accounting policies reflects the restatement of assets and liabilities in accordance with the Group's policies. The fair value adjustments contain some provisional amounts which will be finalised in the 2003 financial statements when the fair value review has been completed.

The finalisation of the fair values and an adjustment to the deferred consideration for prior year acquisitions have resulted in an increase in goodwill of £3.2m (note 9).

	£m
Tangible fixed assets	**(0.3)**
Net cash and loans	**(0.2)**
Other current assets	**(0.2)**
Other current liabilities	**(0.7)**
Provisions	**(2.0)**
	(3.4)
Goodwill	**3.2**
Deferred consideration and costs	**(0.2)**

Notes to the financial statements continued

27 Group cash flow statement

	2002 £m	2001 £m
Movements in provisions		
Insurance	**10.8**	3.6
Surplus property	**0.6**	3.0
Other	**(5.2)**	(7.4)
	6.2	(0.8)
Movements in working capital		
Stocks	**4.9**	2.8
Debtors	**(0.5)**	(2.0)
Creditors	**51.4**	27.1
	55.8	27.9
Returns on investment and servicing of finance		
Interest received	**11.7**	10.2
Interest paid	**(23.2)**	(34.5)
Dividends paid to minority shareholders	**(7.6)**	(7.8)
	(19.1)	(32.1)
Taxation		
Tax paid	**(37.2)**	(38.4)
Tax refunds	**3.0**	3.0
	(34.2)	(35.4)
Purchase of businesses		
Consideration and costs	**(74.8)**	(110.9)
Net cash in acquired businesses	**6.1**	0.1
Deferred consideration	**(2.7)**	(5.9)
	(71.4)	(116.7)
Sale of businesses		
Consideration less costs	**–**	(2.2)
Deferred consideration received	**–**	14.7
	–	12.5
Financing		
Allotment of shares	**1.6**	1.2
Debt falling due within one year		
Additions	**0.6**	1.4
Repayments	**(9.0)**	(100.4)
Debt falling due after more than one year		
Additions	**0.1**	57.5
Repayments	**(7.7)**	–
Receipts/(payments) in respect of foreign currency hedges	**37.0**	(0.4)
Capital element of finance lease rental payments	**(3.6)**	(3.4)
	19.0	(44.1)

27 Group cash flow statement continued

Analysis of net debt	At 1 Jan 2002 £m	Cash flow £m	Acquisitions and disposals £m	New leases £m	Non-cash movements £m	Exchange differences £m	At 31 Dec 2002 £m
Cash at bank and in hand	128.5	47.2				(26.0)	**149.7**
Overdrafts	(25.6)	(0.3)				1.4	**(24.5)**
	102.9	46.9				(24.6)	**125.2**
Loans	(306.8)	16.0	(1.6)	–	(0.2)	12.5	**(280.1)**
Finance leases	(23.4)	3.6	–	(2.4)	3.5	(0.9)	**(19.6)**
Current asset investments	7.5	14.0	–	–	–	(0.7)	**20.8**
Total	**(219.8)**	**80.5**	**(1.6)**	**(2.4)**	**3.3**	**(13.7)**	**(153.7)**

Acquisitions

The principal cash flows relating to acquisitions were as follows:

	2002 £m
Operating profit before exceptional items	**3.7**
Depreciation and amortisation	**2.3**
Movements in working capital	**0.5**
Net cash inflow from operating activities	**6.5**
Net cash outflow for capital expenditure and financial investment	
Purchase of tangible fixed assets	**(3.8)**
Net cash inflow before financing	**2.7**

Terminated and discontinued operations

The principal cash flows relating to terminated and discontinued operations were as follows:

	2002		2001	
	£m	£m	£m	£m
Operating loss before exceptional items		**–**		(2.5)
Depreciation and amortisation		**0.3**		1.0
Loss on disposal of tangible fixed assets		**0.3**		–
Movements in provisions		**(7.3)**		0.8
Movements in working capital		**3.3**		(0.5)
Net cash outflow from operating activities		**(3.4)**		(1.2)
Taxation		**(0.1)**		–
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(0.3)**		(0.4)	
Sale of tangible fixed assets	**1.1**		0.3	
Net cash inflow/(outflow) for capital expenditure and financial investment		**0.8**		(0.1)
Net cash outflow before financing		**(2.7)**		(1.3)

Notes to the financial statements continued

28 Related party transactions
During the year the Group billed £19.2m (2001: £16.1m) to Exel-Sinotrans Freight Forwarding Co Ltd (Exel-Sinotrans), a joint venture, and received charges from Exel-Sinotrans of £63.7m (2001: £43.9m) in respect of freight and other trading items. The amount payable to Exel-Sinotrans at the year-end was £5.2m (2001: £11.2m).

The Group sold services to and purchased services from Joint Retail Logistics Ltd (JRL), a joint venture, of £10.1m (2001: £10.5m) and £1.0m (2001: £0.3m) respectively. The amount receivable from JRL at the year-end was £nil (2001: £0.1m).

29 Subsidiary undertakings
The Group's principal operating subsidiary undertakings are set out below, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 100% of the voting rights and shares.

	Country of incorporation and operation
Logistics	
Europe	
Exel (Belgium) NV	Belgium
Exel France SA	France
Exel (Germany) GmbH	Germany
Exel Europe Ltd	Great Britain
Exel Freight Management (UK) Ltd	Great Britain
Higgs International Ltd	Great Britain
Mercury International Ltd	Great Britain
Tradeteam Ltd (50.1%)	Great Britain
Exel Technology Supply Chain Solutions (Ireland) Ltd	Ireland
Exel (Italy) SpA	Italy
Exel Services Holdings (Nederland) BV	The Netherlands
Exel (Iberia) SL	Spain
Exel Freight Management AB	Sweden
Americas	
Exel Global Logistics (Canada) Inc	Canada
Exel Supply Chain Services de Mexico SA de CV	Mexico
Exel Inc	USA
Exel Direct Inc	USA
Exel Global Logistics Inc	USA
Exel North American Logistics Inc	USA
Exel Transportation Services Inc	USA
FX Coughlin Co Inc	USA
Asia Pacific	
Exel Hong Kong Ltd	Hong Kong
Exel Japan KK	Japan
Exel Logistics (Korea) Ltd	Korea
Exel (Singapore) Pte Ltd	Singapore
Environmental	
Cory Environmental Ltd	Great Britain

Group four year record

		2002 £m	2001 (restated) £m	2000 £m	1999 £m
Turnover	£m	**4,720.6**	4,539.9	4,412.4	4,277.9
Operating profit					
Before goodwill and exceptional items	£m	**218.1**	207.7	206.3	219.1
After goodwill and exceptional operating costs	£m	**192.5**	187.4	191.9	201.2
Profit before tax					
Before goodwill and exceptional items	£m	**205.3**	186.6	190.6	201.9
After goodwill and exceptional items	£m	**180.6**	128.3	85.3	275.5
Shareholders' funds	£m	**898.6**	860.3	817.0	778.2
Net debt	£m	**(153.7)**	(219.8)	(175.9)	(202.0)
Free cash flow	£m	**177.8**	140.3	62.2	49.8
Net cash inflow/(outflow) before the use of liquid resources and financing	£m	**41.9**	(25.5)	20.3	17.4
Dividend per share	pence	**22.8**	21.3	20.7	19.55
Earnings per share					
Basic	pence	**39.5**	22.9	5.9	70.4
Basic before goodwill and exceptional items	pence	**47.2**	41.4	41.2	44.4

The 2001 results have been restated following the adoption of FRS 19.

Investor relations strategy

"In 2002, Exel made good progress broadening investors' understanding of the business – in particular its strategy, resilient performance and growth potential. Our objectives for 2003 are to maintain this progress and expand investor interest in the Group."

John Dawson
Director of Corporate Affairs



01 02

01 Jenny Henson
PA to Director of Corporate Affairs has been with Exel since 1990 and supports the investor relations function.
02 John Dawson
Director of Corporate Affairs responsible for shaping the Group's external communications and investor relations functions. John joined Exel in 2000.

The objective of this report is to provide an outline of the communication standards and strategy Exel maintains with the investment community, and to review the activities completed in 2002. In addition, the report provides information on share price performance and other details relevant to investors.

Exel's investor relations strategy, which underpins the Group's communications with its investors and the wider financial community, includes three key principles:

- develop a clearer understanding of Exel's strategy, performance and growth potential amongst the widest possible investment community
- at all times ensure that Exel maintains the highest standards of open communication, building long-term trust and understanding with all investors
- comply with all regulations related to the conduct of publically listed companies. This includes ensuring that all price sensitive or material information issued externally by the Group is available to all investors and, in so far as possible, to make all issued information of any kind available through Exel's website.

Our senior management devotes a significant proportion of their time to external communications, either through results presentations, open access conference calls, investor meetings or other public forums. In order to ensure that information being provided to the investment community is of a high standard and communicated effectively, the Group has four nominated corporate spokespersons who handle the dissemination of price sensitive information; Nigel Rich (Chairman), John Allan (Chief Executive), John Coghlan (Deputy Chief Executive and Group Finance Director) and John Dawson (Director of Corporate Affairs). In order to meet best practice standards, Exel requests that all queries concerning Group performance or other issues are made direct to these individuals through the Corporate Affairs office in the UK (+44 1344 744409).

Share price performance from January to December 2002


pence
1,000
900
800
700
600
500
Apr 24: Exel issues AGM trading update
Jul 29: Exel publishes interim results for 2002
Nov 22: Exel holds strategy conference in London
Mar 11: Exel publishes full year results for 2001
Apr 9: Exel hosts visit for investors to Amersfoort facility in The Netherlands
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Exel
FTSE 100
Transport sector

Review of 2002

Exel publishes its results every six months. Our full year results for 2001 were issued on 11 March and the interim results for the first six months of 2002 were issued on 29 July. On these days John Allan, John Coghlan and other members of the management team answered questions from investors at presentations in London and subsequently on open conference calls, details of which were published with the results. Subscribers to our e-mail service were automatically notified of the availability of the results, presentations and speeches, which were published on www.exel.com.

In common with many companies, Exel's team meets with a large number of investors every year, typically at one-on-one meetings. During 2002, the Group met with over 90 existing and potential investors in the UK, Ireland, The Netherlands, Germany, Spain, Italy, Switzerland, Finland, Denmark, Japan, Singapore, the United States and Canada. It is expected that a slightly higher level of activity will be seen in 2003.

Occasionally, in response to a specific question of substance, it may be necessary to publish new price sensitive information to the wider community. During 2002, no such announcements were made.

In order to ensure that pertinent new information is released in a timely fashion, Exel issues trading updates, typically at the time of public speaking events. In 2002, these coincided with the AGM on 24 April, an open access conference call preceding the end of the first six months trading on the 26 June, a presentation to an investor conference in London on 9 September and at the time of Exel's strategy presentation to investors and analysts in London on 22 November. As part of the development of a broader understanding of Exel's strategy, performance and growth opportunities, senior management frequently presented at investor conferences organised by leading banks.

Throughout 2002, Exel issued over 120 news releases on a wide range of contract gains, industry events, management developments and other issues. All news releases are issued on www.exel.com and notified by e-mail via the subscription tool. This also highlights other changes on the website. It is recommended that anyone interested in learning more about the Company should visit the website and register to receive these notices.

In November 2002, Exel hosted a strategy day for investors and analysts at the Landmark Hotel in London. This was a well attended event with John Allan and several of the management team making presentations and talking to investors about the different parts of the business. Copies of the presentations made at the conference were published on Exel's website immediately after the event.

Share price performance from January 1998 to December 2002


pence
1,400
1,200
1,000
800
600
400
200
1998
1999
2000
2001
2002
Exel
FTSE 100
Transport sector

Shareholder information

Share price performance

Over the course of 2002, and over the last five years, Exel's share price out performed the FTSE 100 and the transport sector. Exel rejoined the FTSE 100 in May 2002, and as at 31 December was ranked number 78.

Exel's full year results slightly exceeded market expectations, which were maintained throughout 2002. Overall, this consistent position was reflected in the analyst estimates prepared by the representatives of a wide range of domestic and overseas investment houses. There was a significant amount of other international and domestic news flow (about economic conditions, competitor and customer performance) that may have influenced perception of the Group, and hence Exel's share price. Average trading volumes were fairly consistent throughout the year.

Register analysis

Shareholder analysis as at 26 February 2003:

Size of holding	Number of holders	%	Number of shares	%
1 – 100	8,363	27.39	340,668	0.11
101 – 500	9,817	32.16	2,622,296	0.88
501 – 1,000	4,312	14.12	3,117,252	1.05
1,001 – 5,000	5,641	18.48	12,293,426	4.13
5,001 – 10,000	935	3.06	6,626,617	2.22
10,001 – 50,000	969	3.17	20,876,243	7.01
50,001 – 100,000	157	0.51	11,091,809	3.72
100,001 – 500,000	216	0.71	46,109,847	15.48
500,001 – above	121	0.40	194,870,812	65.40
Total	30,531	100.00	297,948,970	100.00

Share price information

The latest share price information is available at www.exel.com. Shareholders within the UK can also use Ceefax, Teletext and the Cityline service operated by the Financial Times (T 0906 843 3545 – please note this is charged at a premium rate).

Electronic communications

Shareholders may elect to receive notice of shareholder communications, such as Annual and Interim Reports and notice of shareholder meetings, by e-mail by registering with the Shareview service operated by the Registrar. To register, log on to www.shareview.co.uk and complete the online registration process. The service also allows you to check your holding online.

Shareholders may also deliver forms of proxy by electronic means. Instructions on how to register are set out in the Notice of Meeting.

Enquiries on shareholdings

All administrative enquiries relating to shareholdings should be directed to the Registrar.

Dividend reinvestment plan (DRIP)

The dividend reinvestment plan enables shareholders to use the whole of their cash dividends to buy additional shares in the Company in the market at competitive dealing rates. Full details of the plan can be obtained from the Registrar.

Exel share price and average weekly volumes


000's
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
pence
1,000
800
600
400
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Exel share price
Exel average weekly volumes

Highlights

2002 results

- £4.7bn turnover, up 6% (2001: £4.4bn)
- £218.1m operating profit[1], up 4% (2001: £210.2m)
- £205.3m profit before tax[1], up 10% (2001: £186.6m)
- £177.8m free cash flow, up 27% (2001: £140.3m)

Key statistics

- Around 67,000 employees
- Facilities in over 120 countries
- Serving 70% of the world's largest, non-financial companies

Turnover from continuing operations
£m



4,312
4,434
4,688
2000
2001
2002

Operating profit from continuing operations[1]
£m



214.5
210.2
218.1
2000
2001
2002

Basic earnings per share[1]
pence



41.2
41.4
47.2
2000
2001
2002

Dividend per share
pence



20.7
21.3
22.8
2000
2001
2002

[1]before goodwill and exceptional items

www.exel.com



exel

01

Strategy

02

Performance

03

Governance

04

Financials

05

Investor relations

Financial calendar

	2003
Preliminary announcement of 2002 results and final dividend	10 March
Annual report posted	24 March
Ex-dividend date	16 April
Dividend record date	22 April
Last date for shareholders to elect for DRIP	22 April
Annual general meeting	24 April
Payment of 2002 final dividend	14 May
Announcement of 2003 interim results and dividend	28 July
Payment of 2003 interim dividend	October

Low cost share dealing service

This service has been established with the Company's brokers, Cazenove & Co Ltd. It is designed to provide shareholders with a low cost way of buying and selling Exel shares.

Further information, including the necessary forms, can be obtained from:

Cazenove & Co Ltd
Corporate Dealing Department
12 Tokenhouse Yard
London
EC2R 7AN
T +44 20 7606 1768

Merger

Ocean Group and former Exel plc (previously NFC plc) merged in May 2000 to form Exel plc.

Charitable donations

The Exel Foundation is a charitable trust supported by the Company which helps disadvantaged children and young people. Shareholders wishing to donate cash/shares to The Exel Foundation, or to receive details of its matched giving programme, should contact Val Corrigan, Vice President, Community Affairs (T +44 1234 833090).

Unsolicited mail

The law obliges the Company to make its register of members available to other organisations and as a consequence, some shareholders may receive unsolicited mail. Shareholders wishing to limit the amount of such mail should write to:

The Mailing Preference Service
FREEPOST 22
London
W1E 7EZ
T +44 20 7291 3310
F +44 20 7323 4226

To register online visit website www.mps-online.org.uk

Annual General Meeting

The Annual General Meeting will be held on Thursday 24 April 2003 at 12 noon at:

The Congress Centre
28 Great Russell Street
London
WC1B 3LS

Company Secretary

Doug Evans

Registered office

Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
T +44 1344 302000

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
T 0870 600 3970 (from within the UK) or +44 121 433 8000 (from outside the UK)

Auditors

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London
SE1 7EU

Stockbrokers

Cazenove & Co Ltd
12 Tokenhouse Yard
London
EC2R 7AN

ABN Amro Hoare Govett
250 Bishopsgate
London
EC2M 4AA

Exel website

Shareholders are encouraged to visit our website at www.exel.com

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Printed by Perivan White Dove, which is accredited to ISO14001, using soya based inks.

This report is printed on paper from sustainable forests using an elemental chlorine free process.

Head Office:
Exel plc
Ocean House
The Ring
Bracknell, RG12 1AN
UK
T +44 1344 302000

Headquarters, Consumer,
Retail and Healthcare – Europe:
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes, MK9 1EQ
UK
T +44 1908 244000

Headquarters, Consumer,
Retail and Healthcare – Americas:
Exel
570 Polaris Parkway
Westerville
Ohio, OH 43082
USA
T +1 614 865 8500

Headquarters, Technology
and Global Freight Management:
Exel
4120 Point Eden Way, Suite 200
Hayward
California, CA 94545
USA
T +1 510 731 3333

Headquarters, Asia Pacific:
Exel
7 Changi South Street 2
#03-00
Singapore 486415
T +65 6545 1833

www.exel.com